# BUILDING ON A CENTURY OF EXCELLENCE

*delivering superior growth for shareholders*




JEFFERSON PILOT
FINANCIAL
JP -
10%+ growth in earnings
and dividends for
25 years!
EPS
Dividend
Stock Splits
1977
2002
PROCESSED
MAR 3 1 2003
THOMSON
FINANCIAL

**ABOUT THE COVER:** Jefferson Pilot is celebrating its 100th anniversary in 2003. That long history constitutes a heritage matched by few corporations in the nation – a century of excellence for our shareholders, for our clients, and for our communities. Jefferson Pilot is particularly proud of the growth we've provided for our shareholders. Over the past 25 years, our earnings have grown at a compounded rate of 10 percent a year and our cash dividends have grown 11 percent annually, even as our policyholders have enjoyed the security of our top-tier financial strength. We are building on that heritage through sound business strategies designed to continue Jefferson Pilot's excellent record.



3.00
1.50
0
EPS (before realized gains and losses)
Dividends
Stock Splits
1977
2002


**A History of Steady Earnings and Dividend Growth**

## Table of Contents:

# HIGHLIGHTS

| *(In Millions Except Share Information)* | **2002** | 2001 | % Change |
|---|---|---|---|
| Income per common share: | | | |
| Income before realized gains and losses | **$ 3.17** | $ 3.09 | 2.6 |
| Net Income | **$ 3.07** | $ 3.38 | (9.2) |
| Income per common share - assuming dilution: | | | |
| Income before realized gains and losses | **$ 3.14** | $ 3.06 | 2.6 |
| Net income | **$ 3.04** | $ 3.34 | (9.0) |
| Cash dividends paid per common share | **$ 1.18** | $ 1.07 | 10.3 |
| Stockholders' equity per common share | **$ 24.79** | $ 22.61 | 9.6 |
| Stockholders' equity per common share excluding the effect of FAS115 | **$ 20.52** | $ 19.84 | 3.4 |
| Income before realized gains and losses | **$ 465** | $ 469 | (0.9) |
| Net income available to common stockholders | **$ 450** | $ 513 | (12.3) |
| Reportable segment results: | | | |
| Individual Products | **$ 293** | $ 295 | (0.7) |
| Annuity and Investment Products | **80** | 76 | 5.3 |
| Benefit Partners | **48** | 44 | 9.1 |
| Communications | **40** | 34 | 17.6 |
| Corporate and Other | **4** | 20 | (80.0) |
| Total reportable segment results | **$ 465** | $ 469 | (0.9) |
| Total realized gains (losses), net of tax | **(15)** | 44 | (65.9) |
| Net income available to common stockholders | **$ 450** | $ 513 | (12.3) |
| Assets | **$ 30,609** | $ 28,996 | |
| Stockholders' equity | **$ 3,540** | $ 3,391 | |
| Shares outstanding at year end (thousands) | **142,799** | 150,007 | |
| Operating return on average adjusted equity* | **15.7%** | 16.2% | |

**Average equity less average unrealized investment gains*



63% Individual Products
17% Annuity and Investment Products
10% Benefit Partners
9% Communications
1% Corporate and Other


**2002 Reportable Segment Results**

# Jefferson Pilot's Businesses at a Glance

## INDIVIDUAL PRODUCTS

***Major Products***

Universal Life Insurance
Variable Universal Life
Term Life Insurance

***Distribution***

Independent General Agents
Independent National Account Marketing Firms
Agency Building General Agents
District Agency Network
Jefferson Pilot Securities Corporation
Banks
Strategic Alliances


221
242
287
294
293
'98 '99 '00 '01 '02

**Individual Products Segment Income**
*($ millions)*

## ANNUITY AND INVESTMENT PRODUCTS

***Major Products***

Single Premium & Flexible Premium
Deferred Annuities
Immediate Annuities
Equity Indexed Annuities
Variable Annuities
Mutual Funds
Asset Management Programs

***Distribution***

Independent National Account Marketing Firms
Independent General Agents
Agency Building General Agents
Annuity Marketing Organizations
Jefferson Pilot Securities Corporation
Banks


71
67
78
76
80
'98 '99 '00 '01 '02

**Annuity and Investment Products Segment Income**
*($ millions)*

## BENEFIT PARTNERS

***Major Products***

Group Term Life Insurance
Group Disability Income Insurance
Group Dental Insurance

***Distribution***

Regional group offices throughout the U.S., marketing through employee benefit brokers, third-party administrators, and employee benefit firms


24
25
33
45
48
'98 '99 '00 '01 '02

**Benefit Partners Segment Income**
*($ millions)*

## COMMUNICATIONS

***Radio*** (17 Stations) — Atlanta, Charlotte, Denver, Miami, San Diego

***Television*** (3 Stations) — Charleston (SC), Charlotte, Richmond

***Sports Production and Syndication*** — ACC and SEC Basketball and Football


76
85
90
74
85
'98 '99 '00 '01 '02

**Communications Broadcast Cash Flow**
*($ millions)*

# TO OUR SHAREHOLDERS:

Jefferson Pilot completed 2002 with tremendous achievements in building market share in key businesses. Two years ago, we outlined an ambitious plan to reinvigorate growth in our core individual life insurance business. That program, **PREMIER PARTNERING**, has been a resounding success, not only advancing Jefferson Pilot into the top ranks of the life insurance industry – first in universal life sales and eleventh in total life sales – but also strengthening our company in virtually all aspects. In 2002, we sold $260 million of new annualized life insurance premiums, 60 percent more than our sales two years ago. Our service levels are dramatically higher, our expenses are under tight control, and our policyholder fund balances are growing handsomely. This momentum, we believe, creates opportunity for good earnings **GROWTH** going forward in our largest business.

As Premier Partnering matured in 2002, we also made great strides in building our market position in our higher-growth businesses, Benefit Partners and Communications. Our Benefit Partners group insurance business completed three years of 20 percent annual growth in distribution and 24 percent growth in sales. Jefferson-Pilot Communications enjoyed an outstanding year, increasing its market share in all but one market and producing record earnings.

We also took several actions to reinforce the **STRENGTH** of our balance sheet and ensure the financial quality for which Jefferson Pilot is known. These steps included strengthening the recoverability of deferred acquisition costs on our variable life insurance products, adding to litigation accruals, and recording prudent charges against our investment portfolio.

Jefferson Pilot continues to provide extraordinary financial assurance for our clients in a time of considerable uncertainty in the financial and investment environment, as demonstrated by the reaffirmation in 2002 by A.M. Best and Standard & Poor's of their top-level financial strength ratings for Jefferson Pilot – "AAA"

*"Premier Partnering has been a resounding success, not only advancing Jefferson Pilot into the top ranks of the life insurance industry – first in universal life sales and eleventh in total life sales – but also strengthening our company in virtually all aspects."*

– DAVID STONECIPHER
*Chairman and*
*Chief Executive Officer*



DAVID STONECIPHER


165
171
163
194
260
'98 '99 '00 '01 '02

**Life Insurance Sales**
*($ millions)*


2.25
2.53
2.86
3.06
3.14
'98 '99 '00 '01 '02

**Income Per Common Share**
*before realized investment gains and losses (diluted)*

and "A++" respectively. This strength has not come at the expense of performance for shareholders. In fact, there is no incompatibility between performance for our clients and policyholders and performance for our shareholders, since the profitability of our operations is itself an important foundation of our high ratings. Jefferson Pilot has a long history of superior performance on both counts.

We are truly **"BUILDING ON A CENTURY OF EXCELLENCE"** and we take great pride in reflecting on this company's remarkable history as we pass the hundred-year mark. We are proud of our heritage, and proud of our steady and reliable progress. Over the past 25 years, Jefferson Pilot shareholders have benefited from superior growth by every measure. Earnings, as measured either before or after realized investment gains and losses, have grown at a compounded annual rate of 10 percent. Earnings excluding realized gains and losses have increased every year but three of the past 25 years. Cash dividends have grown 11 percent annually. Book value per share has grown 10 percent a year. We've provided frequent stock splits. And, notwithstanding the poor stock market environment of the last five years, our share price has grown 11 percent annually over 25 years – well ahead of the market.

There's no mystery underlying Jefferson Pilot's reliable performance. Jefferson Pilot is built on a focused group of businesses that are easy to understand and that have provided strong capital generation. We have strong positions in each of our businesses. In fact, the common theme across our businesses is that we have designed and successfully executed strategies that are enabling us to **GAIN MARKET SHARE**, and to do it profitably.

Our core business of individual life insurance provides sixty percent of our earnings, and is a stable business with multiple profit sources. It is also a business in which we are a market leader, taking market share through an industry-leading partnership with our producers and through selective acquisitions. Between 1992 and 2002, Jefferson Pilot advanced from 64th place in the industry in total life insurance sales to 11th, and to number one in fixed universal life sales. Now, with our Premier Partnering strategy successfully implemented over the last two years, we have strategically transformed our individual life operations. We have remade our business model from one that broadly addressed all markets through a product-driven focus, with an acceptable level of service for all producers, to a targeted-market strategy focusing on top producers, and built on an **OUTSTANDING SERVICE PROPOSITION.** With Premier Partnering, Jefferson Pilot is attracting the best producers in the nation. We concluded 2002 with 459 Premier Partners who provided almost half of our new life sales, and we ranked sixth in the industry in producers qualifying for the top tier of the Million Dollar Round Table based on the latest available data. In partnership with these highly successful producers, we also have built a solid position in the best growth area in the industry – **UPSCALE CLIENTS.** We are targeting households with incomes exceeding $100,000, and last year the policies sold by our Premier Partners averaged $600,000 in face value.

The annuity and investment products business is a good business for disciplined players, and **FINANCIAL DISCIPLINE** is a hallmark of Jefferson Pilot. We are a premier provider of fixed annuities, and we have advantages both in expense management and in our strong life agency annuity distribution channel. That channel, where we have a strong franchise, helps us maintain product pricing discipline in a period that's challenging for the industry. We also benefit from our strong broker-dealer, JP Securities Corp., whose sales of investment products – primarily mutual funds – held up well in 2002. JP Securities not only provides us equity-linked business but also is a strong asset for our variable life insurance business.



DENNIS GLASS KEN MLEKUSH

In addition to our life insurance and annuity businesses, we are profitably building two other businesses – Benefit Partners and Communications – that are attractive complements to our business mix.

Benefit Partners, an **INNOVATOR** in non-medical group coverages, is building market share in the employee benefits market. We combine distribution and administrative models that are unique in the group insurance industry with proprietary technology that provides superior value for our clients and drives strong distribution and sales growth. Over the past three years, Benefit Partners' sales representatives have grown in number from 45 to 78 – a 20 percent compounded annual rate – and that growth has driven sales growth of 24 percent a year. Accompanying this growth has been consistent risk management that incorporates conservative plan designs. The result has been 21 percent earnings growth over that period.

Jefferson-Pilot Communications is a **PREMIER OPERATOR** of radio and television broadcast properties in some of the best markets in the nation, and our stations are aggressively managed to gain share in those strong markets. In 2002, we increased our market share in four of the five radio markets in which we operate.

Broadcasting is a business that affords substantial operating leverage



BOB BATES JOHN HOPKINS TERRY STONE WARREN MAY

for well managed properties, so moderate growth in revenues in combination with effective expense control produces good profit and cash flow growth. Thus, Jefferson-Pilot Communications has demonstrated excellent **LONG-TERM RESULTS**, with broadcast cash flow growing at a 13 percent compounded annual rate from 1995 through 2000, followed by a brief downturn in 2001 and renewed growth of 15 percent in 2002.

As we've developed our businesses and positioned them for internal growth, we also have utilized Jefferson Pilot's powerful capital base efficiently and effectively. We've deployed almost $2 billion of capital since the mid-1990's to enhance our businesses with carefully chosen strategic and accretive acquisitions, and we have integrated each acquisition successfully. In addition, we've generated capital resources sufficient to maintain an **EXCEPTIONAL RECORD** of cash dividend growth for our shareholders – 11 percent compounded annually over both five and 25-year spans. We also have bought back our own shares regularly as market conditions provided opportunity – $1 billion of stock buybacks over the last ten years.

These accomplishments would not be possible without the contributions of **TALENTED PEOPLE** throughout the Jefferson Pilot organization. One individual whose contribution has been especially noteworthy is Ken Mlekush, Vice Chairman and President of our life companies. His leadership in marketing has been a tremendous part of this company's ascent to the top ranks of the life insurance industry. Ken will retire at the end of this year in keeping with our mandatory retirement age. We have engaged a dynamic successor to Ken in the person of Warren May, Executive Vice President – Marketing and Distribution, who comes to Jefferson Pilot from a diverse and deep background in the industry. Also retiring this year is our Executive Vice President and General Counsel, John Hopkins. John's contributions as chief counsel have been tremendous from the outset of his coming aboard in 1993, including leadership in the development of corporate governance principles and in our highly successul acquisitions, as well as valued general management counsel.


14.63
16.04
18.24
19.84
20.52
'98 '99 '00 '01 '02

**Stockholders' Equity Per Common Share**
*(excluding the effect of FAS 115)*


.77
.86
.96
1.07
1.18
'98 '99 '00 '01 '02

**Dividends Paid Per Common Share**

**JEFFERSON PILOT'S POSITION IS STRONG.** We are building on a long and proud heritage, and capitalizing successfully on our financial strength, our reputation, and, above all, our people to position us to continue the record of exceptional performance our shareholders have enjoyed for many years.



David A. Stonecipher
Chairman and Chief Executive Officer

## Corporate Governance

We applaud the recent focus on sound governance throughout corporate America. Strong corporate governance fosters an environment that's conducive to growth and profitability, and it's not new at Jefferson Pilot. In 1993, we implemented a set of Principles that, along with other governance practices, are detailed for your review on our corporate website. Key practices include:

- Mandatory retirement ages of 65 for executive officers and 72 for Directors.
- Board must have a 75 percent majority of outside Directors.
- An independent Director chairs regular executive sessions of outside Directors.
- Independence is required for Board committees: Executive Committee will have no more than one insider; Audit, Compensation, and Nominating/Governance Committees will have no insiders.
- Board Committees may engage independent advisors at any time.

Recognizing that good governance is an evolving and developing mission, we continue to seek improvement at Jefferson Pilot. For example, we have recently adopted minimum stock ownership requirements for senior officers and Directors. Also, while we support the principle of expensing employee stock options – and the effect would be small on Jefferson Pilot – we first want to see consistent standards established.

Jefferson Pilot is committed not just to good management of its businesses but also to good corporate governance practices.

# A Century of Excellence

In late 1903, the Wright Brothers made their historic first flight from the Outer Banks of North Carolina. Just months earlier, and several hundred miles west, Jefferson Pilot was taking flight on what would become a century of excellence in insurance, broadcasting and community commitment.

We are proud to celebrate Jefferson Pilot's 100th anniversary this year, in recognition of the formation of Southern Loan & Trust Company, a predecessor company, and the issuance of our first policy in Greensboro, N.C. Over the past century, many insurance companies have joined the founding organization to create today's Jefferson Pilot Financial. The most notable are Jefferson Standard and Pilot Life, which were joined in the 1960s under a single umbrella to create Jefferson-Pilot Corporation and were combined operationally in the late 1980s. For many years, these highly respected companies were cross-town rivals in Greensboro, and when they were merged in 1987, they created a life insurance company with $3.8 billion in assets and $40 billion of life insurance in force.

The combination of Jefferson Standard and Pilot Life has proven to be a great marriage and a solid foundation on which to build. Since the mid-1990s, several prominent insurance companies have joined the Jefferson Pilot family: Chubb Life and Chubb Colonial Life, Alexander Hamilton Life, Guarantee Life, and the in-force life insurance business of Kentucky Central Life. Today, Jefferson Pilot is a leader in the insurance industry, ranking as the 11th largest life insurance company in total sales.

Our history, of course, also includes excellence in broadcasting. The company entered the broadcasting business when Jefferson Standard purchased WBIG radio in Greensboro in 1934.

1903


TRUST
BOND
Southern Loan & Trust Company

1907


A JEFFERSON STANDARD POLICY IS A DECLARATION OF INDEPENDENCE FOR THE FAMILY

1916



1923



1927





1930

1934




PILOT LIFE
GOLDEN ANNIVERSARY

1953

1956



Today, with 17 radio stations in top-50 markets, three television stations and a successful sports broadcasting business, Jefferson-Pilot Communications is regarded as one of the premier mid-sized broadcasting companies in the U.S.

In addition to insurance and broadcasting, we are proud of the many contributions Jefferson Pilot and its leadership have made in our home state of North Carolina. To note a few:

- One of our founding companies offered one of the nation's first health insurance services. A company physician went door to door among policyholders, offering free physical exams. This was one of several innovative services provided to our policyholders.
- During the Depression, every bank in our home city of Greensboro failed. Jefferson Standard opened the Greensboro National Bank, which became the foundation of Bank of America, one of the leading banks in the country.
- A long-time company executive was responsible for bringing the first golf facility to Greensboro, opening a golf club that eventually became a prestigious country club.
- Jefferson Standard Broadcasting owned one of the first television stations in North Carolina, going on the air in 1949.
- In the 1950s, Jefferson Pilot was a major figure in the early development of the Research Triangle Park, a 7,000-acre, internationally recognized research and development park now home to 140 private, governmental and non-profit companies.

◆ Jefferson Pilot was the first company to sell Group Scholastic Accident coverage to children in the early 1950s.

◆ Jefferson Pilot was the first sole sponsor for the broadcast of Atlantic Coast Conference basketball games.

Another source of great pride for Jefferson Pilot throughout the years has been a consistent commitment to our core business and ethical values. In present-day terms, our unifying vision is to maintain our position as a market leader in selected insurance, financial services and communications businesses by building on our financial quality and reputation and the skills of our people while achieving superior, long-term results for shareholders.

At the core of our value system is an unwavering commitment to integrity and quality in our relationships with our clients, field partners, communities and shareholders. Toward that end, we actively contribute human and financial capital to support our communities through our many charitable efforts.

Similarly, our business results have validated our commitment to shareholders. Over the past 10 years, Jefferson Pilot shareholders have received a total return of 12.5 percent, outpacing the S&P 500, which returned 8.5 percent. Our financial strength remains a hallmark – Jefferson Pilot continues to be one of the most soundly capitalized companies in the life insurance industry. And we remain focused on providing challenging and rewarding career opportunities for our associates, who remain our greatest asset.

Moving forward, our vision and beliefs will continue to drive our efforts and results for shareholders. We are proud to say that we have been in business 100 years and we are committed to maintaining and exceeding the level of excellence that has led to this special accomplishment.



1957

1966





1987

1990





2003

# CONDENSED CONSOLIDATED BALANCE SHEETS

*Jefferson-Pilot Corporation and Subsidiaries*

| December 31 *(Dollar Amounts in Millions Except Share Information)* | **2002** | 2001 |
|---|---|---|
| ***Assets*** | | |
| Investments: | | |
| Debt securities available for sale, at fair value (amortized cost $15,591 and $13,904) | **$16,465** | $14,128 |
| Debt securities held to maturity, at amortized cost (fair value $3,225 and $3,378) | **3,036** | 3,339 |
| Equity securities available for sale, at fair value (cost $46 and $29) | **409** | 511 |
| Mortgage loans on real estate | **3,294** | 3,094 |
| Policy loans | **909** | 911 |
| Real estate | **133** | 132 |
| Other investments | **33** | 20 |
| Total investments | **24,279** | 22,135 |
| Cash and cash equivalents | **67** | 139 |
| Accrued investment income | **302** | 281 |
| Due from reinsurers | **1,375** | 1,433 |
| Deferred policy acquisition costs and value of business acquired | **2,027** | 2,070 |
| Goodwill | **312** | 312 |
| Assets held in separate accounts | **1,785** | 2,148 |
| Other assets | **462** | 478 |
| Total assets | **$30,609** | $28,996 |
| ***Liabilities and Stockholders' Equity*** | | |
| Policy liabilities: | | |
| Future policy benefits | **$ 2,592** | $ 2,565 |
| Policyholder contract deposits | **19,545** | 18,017 |
| Dividend accumulations and other policyholder funds on deposit | **248** | 250 |
| Policy and contract claims | **161** | 181 |
| Other | **586** | 486 |
| Total policy liabilities | **23,132** | 21,499 |
| Debt: | | |
| Commercial paper and revolving credit borrowings | **453** | 297 |
| Exchangeable Securities | **–** | 150 |
| Securities sold under repurchase agreements | **499** | 292 |
| Currently payable income taxes | **46** | 24 |
| Deferred income tax liabilities | **385** | 291 |
| Liabilities related to separate accounts | **1,785** | 2,148 |
| Accounts payable, accruals and other liabilities | **469** | 604 |
| Total liabilities | **26,769** | 25,305 |
| Commitments and contingent liabilities | | |
| Guaranteed preferred beneficial interest in subordinated debentures ("Capital Securities") | **300** | 300 |
| Stockholders' Equity: | | |
| Common stock and paid in capital, par value $1.25 per share: authorized 350,000,000 shares; issued and outstanding 2002 – 142,798,768 shares; 2001 – 150,006,582 shares | **180** | 188 |
| Retained earnings | **2,750** | 2,789 |
| Accumulated other comprehensive income | **610** | 414 |
| | **3,540** | 3,391 |
| Total liabilities and stockholders' equity | **$30,609** | $28,996 |

# Condensed Consolidated Statements of Income

*Jefferson-Pilot Corporation and Subsidiaries*

| Year Ended December 31, *(Dollar Amounts in Millions Except Share Information)* | **2002** | 2001 | 2000 |
|---|---|---|---|
| ***Revenue*** | | | |
| Premiums and other considerations | **$ 1,564** | $ 1,424 | $ 1,365 |
| Net investment income | **1,623** | 1,533 | 1,430 |
| Realized investment gains (losses) | **(22)** | 66 | 102 |
| Communications sales | **210** | 196 | 210 |
| Other | **105** | 111 | 131 |
| Total revenue | **3,480** | 3,330 | 3,238 |
| ***Benefits and Expenses*** | | | |
| Insurance and annuity benefits | **1,999** | 1,796 | 1,660 |
| Insurance commissions, net of deferrals | **115** | 132 | 134 |
| General and administrative expenses, net of deferrals | **167** | 171 | 180 |
| Insurance taxes, licenses and fees | **78** | 71 | 68 |
| Amortization of policy acquistion costs and value of business acquired | **286** | 237 | 261 |
| Communications operations | **125** | 123 | 121 |
| Total benefits and expenses | **2,770** | 2,530 | 2,424 |
| Income before income taxes | **710** | 800 | 814 |
| Income taxes | **235** | 263 | 277 |
| Net income before dividends on Capital Securities and cumulative effect of change in accounting principle | **475** | 537 | 537 |
| Dividends on Capital Securities | **(25)** | (25) | (25) |
| Cumulative effect of change in accounting for derivative instruments, net of income taxes | **–** | 1 | – |
| Net income available to common stockholders | **$ 450** | $ 513 | $ 512 |
| Earnings Per Share: | | | |
| Net income available to common stockholders before cumulative effect of change in accounting principle, net of income taxes | **$ 3.07** | $ 3.37 | $ 3.31 |
| Cumulative effect of change in accounting for derivative instruments, net of income taxes | **–** | 0.01 | – |
| ***Net income per share available to common stockholders*** | **$ 3.07** | $ 3.38 | $ 3.31 |
| ***Net income per share available to common stockholders – assuming dilution*** | **$ 3.04** | $ 3.34 | $ 3.28 |

# Report of Independent Auditors on Condensed Consolidated Financial Statements

To the Board of Directors and Stockholders
Jefferson-Pilot Corporation, Greensboro, North Carolina

We have audited, in accordance with auditing standards generally accepted in the United States, the consolidated balance sheets of Jefferson-Pilot Corporation and subsidiaries at December 31, 2002 and 2001 and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2002 (not presented separately herein) and in our report dated February 3, 2003, except for Note 19, as to which the date is March 10, 2003, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated financial statements is fairly stated in all material respects in relation to the consolidated financial statements from which it has been derived.

As discussed in Note 2 to the consolidated financial statements, in 2002 the Company changed its method of accounting for goodwill and in 2001 changed its method of accounting for derivative financial instruments.

Greensboro, North Carolina
February 3, 2003, except for Note 19, as to which the date is March 10, 2003

Ernst + Young LLP

# Directors



EDWIN B. BORDEN
*President and Chief Executive Officer*
*The Borden Manufacturing Company*
*Goldsboro, North Carolina*

DR. WILLIAM H. CUNNINGHAM
*Professor*
*The University of Texas at Austin*
*Austin, Texas*

ROBERT G. GREER
*Vice Chairman*
*Bank of Texas*
*Houston, Texas*

GEORGE W. HENDERSON, III
*Chairman and Chief Executive Officer*
*Burlington Industries, Inc.*
*Greensboro, North Carolina*

ELIZABETH VALK LONG
*Former Executive Vice President of Time, Inc. and*
*Former President of Time Magazine*
*Tequesta, Florida*

E. S. MELVIN
*President and Chief Executive Officer*
*The Joseph M. Bryan Foundation of Greater Greensboro, Inc.*
*Greensboro, North Carolina*

KENNETH C. MLEKUSH
*Vice Chairman of the Board of the Corporation*
*President - Life Companies*
*Greensboro, North Carolina*

WILLIAM PORTER PAYNE
*Partner*
*Gleacher Partners LLC*
*Atlanta, Georgia*

PATRICK S. PITTARD
*Former Chairman, President and Chief Executive Officer*
*Heidrick & Struggles International, Inc.*
*Atlanta, Georgia*

DONALD S. RUSSELL, JR.
*Attorney*
*Columbia, South Carolina*

DAVID A. STONECIPHER
*Chairman of the Board and Chief Executive Officer*
*of the Corporation and of the principal life insurance subsidiaries*
*Greensboro, North Carolina*



*David A. Stonecipher and Kenneth C. Mlekush*



*E. S. Melvin, William H. Cunningham and Patrick S. Pittard*

# Officers



DAVID A. STONECIPHER*
*Chairman of the Board and Chief Executive Officer*

KENNETH C. MLEKUSH*
*Vice Chairman of the Board and President – Life Companies*

DENNIS R. GLASS*
*President and Chief Operating Officer*

THERESA M. STONE*
*Chief Financial Officer and President of Jefferson-Pilot Communications Company*

ROBERT D. BATES*
*Executive Vice President and President – Benefit Partners*

JOHN D. HOPKINS*
*Executive Vice President and General Counsel*

WARREN H. MAY*
*Executive Vice President – Marketing and Distribution*

REGGIE D. ADAMSON
*Senior Vice President – Finance and Customer Services*

CHARLES C. CORNELIO
*Senior Vice President – IT / New Business*

JOHN C. INGRAM
*Senior Vice President and Chief Investment Officer*

MARK E. KONEN
*Senior Vice President – Product / Financial Management*

HOYT J. PHILLIPS
*Senior Vice President – Human Resources*

RICHARD T. STANGE
*Senior Vice President and Deputy General Counsel*

JOHN T. STILL, III
*Senior Vice President – Corporate Development*

DEAN F. CHATLAIN
*Vice President and Tax Counsel*

JEFFREY D. COUTTS
*Vice President and Corporate Actuary*

PAUL E. MASON
*Vice President – Corporate Affairs*

GARY L. MCGUIRK
*Vice President – Internal Auditing*

ROBERT A. REED
*Vice President, Secretary and Associate General Counsel*

* *Management Committee*



*Robert G. Greer, Elizabeth Valk Long and William Porter Payne*



*George W. Henderson, III, Edwin B. Borden and Donald S. Russell, Jr.*

## EXECUTIVE OFFICE

Jefferson-Pilot Corporation
100 North Greene Street (27401)
P.O. Box 21008
Greensboro, North Carolina 27420
Telephone: (336) 691-3000

## AUDITORS

Ernst & Young LLP
Suite 200
202 Centre Port Drive
Greensboro, North Carolina 27409

## ANNUAL MEETING OF SHAREHOLDERS

The Annual Meeting of Shareholders of Jefferson-Pilot Corporation will be held on the 4th Floor of the Jefferson-Pilot Building at 100 North Greene Street, Greensboro, North Carolina, at 10:00 a.m., on May 5, 2003.

## LISTING

Shares of Jefferson-Pilot Corporation are traded on the New York Stock Exchange under the symbol JP.

## TRANSFER AGENT AND REGISTRAR

Wachovia Bank
Equity Services Group
1525 West W. T. Harris Blvd., 3C3
Charlotte, North Carolina 28288-1153
Telephone: (800) 829-8432
Fax: (704) 590-7618
Email: www.equityservices@wachovia.com

## SHAREHOLDER SERVICES

Jefferson-Pilot offers a Dividend Reinvestment Plan that includes a commission-free purchase option. We also offer a direct deposit option for cash dividends. Information about these services may be obtained by contacting Wachovia Bank as noted above.

## SHAREHOLDER INQUIRIES

Registered shareholders should direct questions concerning stock transfers, lost certificates, changes of address, and dividend payments to our Transfer Agent.

Inquiries concerning the Corporation or its operations should be directed to:

Investor Relations, Jefferson-Pilot Corporation
Mail: P.O. Box 21008
Greensboro, North Carolina 27420
Telephone: (336) 691-3379 or (336) 691-3382
Fax: (336) 691-3283
Email: investor.relations@jpfinancial.com

The Corporation's Form 10-K as filed with the Securities and Exchange Commission will be provided without charge. Requests should be addressed to Investor Relations as noted above.

Jefferson-Pilot maintains a home page on the World Wide Web at www.jpfinancial.com

IMSA
INSURANCE MARKETPLACE STANDARDS ASSOCIATION

# BUILDING ON A CENTURY OF EXCELLENCE

*delivering superior growth for shareholders*



JEFFERSON PILOT FINANCIAL
JP - 10% + growth in earnings and dividends for 25 years!
EPS
Dividend
Stock Splits
1977
2002

# Jefferson-Pilot Corporation

## 2002 Financial Supplement
## to
## Summary Annual Report

## JEFFERSON-PILOT CORPORATION AND SUBSIDIARIES

## SUMMARY OF SELECTED FINANCIAL DATA

| | 2002 | 2001 | 2000 | 1999 | 1998 |
|---|---|---|---|---|---|
| | (In Millions Except Share and Per Share Information) | | | | |
| Total reportable segment results before gains (losses) from sales of investments and cumulative effect of change in accounting principle | $ 465 | $ 468 | $ 445 | $ 405 | $ 360 |
| Gains (losses) from sales of investments, net of taxes | (15) | 44 | 67 | 65 | 58 |
| Cumulative effect of change in accounting for derivative instruments, net of taxes | — | 1 | — | — | — |
| Net income available to common stockholders | $ 450 | $ 513 | $ 512 | $ 470 | $ 418 |
| Income per share of common stock before cumulative effect of change in accounting principle | $ 3.07 | $ 3.37 | $ 3.31 | $ 2.97 | $ 2.63 |
| Cumulative effect of change in accounting for derivative instruments, net of taxes | — | 0.01 | — | — | — |
| Net income available to common stockholders | $ 3.07 | $ 3.38 | $ 3.31 | $ 2.97 | $ 2.63 |
| Income per share of common stock — assuming dilution: | | | | | |
| Net income available to common stockholders | $ 3.04 | $ 3.34 | $ 3.28 | $ 2.95 | $ 2.61 |
| Cash dividends paid on common stock | $ 175 | $ 166 | $ 152 | $ 138 | $ 122 |
| Cash dividends paid per common share: | | | | | |
| First quarter | $ 0.28 | $ 0.25 | $ 0.22 | $ 0.20 | $ 0.18 |
| Second quarter | 0.30 | 0.28 | 0.25 | 0.22 | 0.20 |
| Third quarter | 0.30 | 0.28 | 0.25 | 0.22 | 0.20 |
| Fourth quarter | 0.30 | 0.28 | 0.25 | 0.22 | 0.20 |
| Total | $ 1.18 | $ 1.07 | $ 0.96 | $ 0.86 | $ 0.77 |
| Average common shares outstanding (thousands) | 146,847 | 151,915 | 154,576 | 157,725 | 159,201 |
| Total assets | $ 30,609 | $ 28,996 | $ 27,321 | $ 26,446 | $ 24,338 |
| Debt, capital securities and mandatorily redeemable preferred stock | $ 753 | $ 747 | $ 843 | $ 951 | $ 919 |
| Stockholders' equity | $ 3,540 | $ 3,391 | $ 3,159 | $ 2,753 | $ 3,052 |
| Stockholders' equity per share of common stock | $ 24.79 | $ 22.61 | $ 20.47 | $ 17.75 | $ 19.21 |

Note: All share information has been restated to reflect April 2001 and April 1998 3-for-2 stock splits, effected in the form of dividends. Cash dividends per share may not add due to rounding related to the splits.

## JEFFERSON-PILOT CORPORATION AND SUBSIDIARIES

## REVENUE BY SOURCES

| | 2002 | 2001 | 2000 | 1999 | 1998 |
|---|---|---|---|---|---|
| | | | (In Millions) | | |
| Individual products | $1,822 | $1,721 | $1,684 | $1,468 | $1,424 |
| Annuities and investment products | 686 | 647 | 629 | 511 | 506 |
| Benefit partners | 698 | 602 | 537 | 164 | 313 |
| Communications | 208 | 195 | 206 | 200 | 195 |
| Corporate and other | 88 | 99 | 80 | 117 | 79 |
| Revenues before investment (losses) gains and cumulative effect of change in accounting principle | 3,502 | 3,264 | 3,136 | 2,460 | 2,517 |
| Realized investment (losses) gains | (22) | 66 | 102 | 101 | 93 |
| Cumulative effect of change in accounting for derivative instruments (1) | — | 2 | — | — | — |
| Total Revenues | $3,480 | $3,332 | $3,238 | $2,561 | $2,610 |

## NET INCOME BY SOURCES

| | 2002 | 2001 | 2000 | 1999 | 1998 |
|---|---|---|---|---|---|
| | | | (In Millions) | | |
| Individual products | $293 | $295 | $287 | $242 | $221 |
| Annuities and investment products | 80 | 75 | 78 | 67 | 71 |
| Benefit partners | 48 | 44 | 33 | 25 | 24 |
| Communications | 40 | 34 | 41 | 38 | 32 |
| Corporate and other | 4 | 20 | 6 | 33 | 12 |
| Net income before investment (losses) gains and cumulative effect of change in accounting principle | 465 | 468 | 445 | 405 | 360 |
| Realized investment (losses) gains, net of taxes | (15) | 44 | 67 | 65 | 58 |
| Cumulative effect of change in accounting for derivative instruments, net of taxes (1) | — | 1 | — | — | — |
| Net Income Available to Common Stockholders | $450 | $513 | $512 | $470 | $418 |

(1) Effective January 1, 2001, the Company adopted SFAS Statement No. 133, *"Accounting for Derivative Instruments and Hedging Activities"*, as amended.

## COMMON STOCK TRADING HISTORY

### High and Low Prices by Quarters

| | 2002 | | 2001 | | 2000 | | 1999 | | 1998 | |
|---|---|---|---|---|---|---|---|---|---|---|
| | High | Low | High | Low | High | Low | High | Low | High | Low |
| First Quarter | 53.00 | 45.23 | 49.67 | 41.00 | 45.42 | 33.25 | 51.58 | 44.04 | 40.06 | 32.44 |
| Second Quarter | 52.99 | 45.07 | 49.25 | 44.07 | 46.46 | 36.88 | 47.50 | 42.42 | 41.42 | 36.58 |
| Third Quarter | 47.50 | 36.75 | 49.00 | 38.00 | 47.21 | 37.83 | 50.42 | 41.00 | 42.71 | 36.71 |
| Fourth Quarter | 45.21 | 36.35 | 46.90 | 41.15 | 50.58 | 39.33 | 53.08 | 40.79 | 52.25 | 36.92 |

## JEFFERSON-PILOT CORPORATION AND SUBSIDIARIES

## MANAGEMENT'S PRESENTATION OF QUARTERLY FINANCIAL DATA (UNAUDITED)

| | March 31, 2002 | June 30, 2002 | September 30, 2002 | December 31, 2002 |
|---|---|---|---|---|
| | (In Millions Except Share Information) | | | |
| Revenues, excluding realized investment gains | $ 851 | $ 874 | $ 877 | $ 900 |
| Realized investment gains (losses) | 34 | 4 | 4 | (64) |
| Revenues | 885 | 878 | 881 | 836 |
| Benefits and expenses | 667 | 680 | 694 | 729 |
| Provision for income taxes | 72 | 67 | 62 | 34 |
| Net income before dividends on Capital Securities | 146 | 131 | 125 | 73 |
| Dividends on Capital Securities | (6) | (6) | (6) | (7) |
| Net income available to common stockholders | $ 140 | $ 125 | $ 119 | $ 66 |
| Per share of common stock | $0.93 | $0.84 | $0.82 | $0.46 |
| Per share of common stock — assuming dilution | $0.92 | $0.83 | $0.81 | $0.46 |

| | March 31, 2001 | June 30, 2001 | September 30, 2001 | December 31, 2001 |
|---|---|---|---|---|
| | (In Millions Except Share Information) | | | |
| Revenues, excluding realized investment gains | $ 797 | $ 799 | $ 821 | $ 847 |
| Realized investment gains (losses) | 57 | 30 | 24 | (45) |
| Revenues | 854 | 829 | 845 | 802 |
| Benefits and expenses | 625 | 616 | 636 | 653 |
| Provision for income taxes | 76 | 72 | 70 | 45 |
| Net income before dividends on Capital Securities and cumulative effect of change in accounting principle | 153 | 141 | 139 | 104 |
| Dividends on Capital Securities | (6) | (6) | (6) | (7) |
| Cumulative effect of change in accounting for derivative instruments, net of income taxes (1) | 1 | — | — | — |
| Net income available to common stockholders | $ 148 | $ 135 | $ 133 | $ 97 |
| Per share of common stock | $0.97 | $0.88 | $0.88 | $0.64 |
| Per share of common stock — assuming dilution | $0.96 | $0.87 | $0.87 | $0.64 |

(1) Effective January 1, 2001, the Company adopted FASB statement No. 133, "*Accounting for Derivative Instruments and Hedging Activities*", as amended.

**JEFFERSON-PILOT CORPORATION AND SUBSIDIARIES**

**SUPPLEMENTAL INFORMATION**

| | 2002 | 2001 | 2000 | 1999 | 1998 |
|---|---|---|---|---|---|
| | | | (In Millions) | | |
| **Life Insurance In Force (Excludes Annuities):** | | | | | |
| Traditional | $ 41,570 | $ 41,185 | $ 43,083 | $ 46,997 | $ 38,928 |
| Universal Life | 91,675 | 89,054 | 89,741 | 93,407 | 85,649 |
| Variable Universal Life | 30,327 | 28,650 | 23,884 | 17,944 | 14,569 |
| Benefit Partners | 90,627 | 53,763 | 61,812 | 55,877 | 24,415 |
| Total Life Insurance In Force | $254,199 | $212,652 | $218,520 | $214,225 | $163,561 |
| **Life Premiums on a SFAS 60 Basis:** | | | | | |
| First Year Life (Note) | $ 1,188 | $ 918 | $ 517 | $ 605 | $ 575 |
| Renewal and Other Life | 1,059 | 1,061 | 1,062 | 931 | 934 |
| Life Insurance | 2,247 | 1,979 | 1,579 | 1,536 | 1,509 |
| Accident and Health, Including Premium Equivalents | 445 | 382 | 351 | 144 | 422 |
| Total Life Insurance Premiums | $ 2,692 | $ 2,361 | $ 1,930 | $ 1,680 | $ 1,931 |
| **Annuity Premiums on a SFAS 60 Basis:** | | | | | |
| Fixed Annuity | $ 1,051 | $ 1,497 | $ 1,273 | $ 858 | $ 376 |
| Variable Annuity (including separate accounts) | 26 | 59 | 127 | 140 | 142 |
| Total Annuity Premiums | $ 1,077 | $ 1,556 | $ 1,400 | $ 998 | $ 518 |
| **Investment Product Sales** | $ 2,904 | $ 2,803 | $ 3,677 | $ 2,361 | $ 1,816 |
| **Communications Broadcast Cash Flow** | $ 85 | $ 74 | $ 90 | $ 85 | $ 76 |

Note: First year life premiums include single premiums.

## JEFFERSON-PILOT CORPORATION AND SUBSIDIARIES

## MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management's Discussion and Analysis of Financial Condition and Results of Operations analyzes the consolidated financial condition, changes in financial position and results of operations for the three years ended December 31, 2002, of Jefferson-Pilot Corporation and consolidated subsidiaries. The discussion should be read in conjunction with the Consolidated Financial Statements and Notes. All dollar amounts are in millions except share and per share amounts. All references to Notes are to Notes to the Consolidated Financial Statements. Prior share amounts and earnings per share have been restated to give retroactive effect to the Company's 50% stock dividend, which was effective in April 2001.

### Company Profile

*Overview*

Jefferson-Pilot Corporation is a financial services and broadcasting company providing products and services in four major businesses: 1) life insurance; 2) annuities and investment products; 3) group life; disability and dental insurance; and 4) broadcasting and sports programming production. Our Individual Products segment offers a wide array of both fixed and variable life insurance products. Our Annuity and Investment Product (AIP) segment offers fixed and variable annuity products as well as other investment products marketed through our broker/dealer. Our Benefit Partners segment offers group non-medical products such as term life, disability and dental insurance to the employer marketplace. The Communications segment consists of radio and television broadcasting operations located in selected markets in the Southeastern and Western United States, and sports program production.

Our other segment, Corporate and Other, contains the activities of the parent company and passive investment affiliates, surplus of the life insurance subsidiaries not allocated to other reportable segments, financing expenses on corporate debt, strategic initiatives intended to benefit the entire company, and federal and state income taxes not otherwise allocated to business segments. We include all realized gains and losses on investments in the Corporate and Other segment, and hold all impaired securities in this segment. Realized investment gains are gains and losses on sales and write downs of investments, and although these are included in revenues, we exclude them in assessing the performance of our business segments. We may realize investment gains in our sole discretion from our available-for-sale equity and bond portfolios. See further discussion under Results of Operations.

Our principal life insurance subsidiaries are Jefferson-Pilot Life Insurance Company (JP Life), along with Jefferson Pilot Financial Insurance Company (JPFIC) and its wholly owned subsidiary, Jefferson Pilot LifeAmerica Insurance Company (JPLA) (collectively JP Financial). Jefferson-Pilot Communications Company (JPCC) and its wholly owned subsidiaries conduct our broadcasting operations. Jefferson Pilot Securities Corporation (with related entities, JPSC) is a registered non-clearing broker/dealer that sells affiliated and non-affiliated variable life and annuity products and other investment products.

*Segment Revenues*

The revenues for our reportable segments, excluding realized gains and losses, were as follows:

| | Year Ended | | |
|---|---|---|---|
| | 2002 | 2001 | 2000 |
| Individual Products | 52% | 53% | 54% |
| AIP | 20% | 20% | 20% |
| Benefit Partners | 20% | 18% | 17% |
| Communications | 6% | 6% | 7% |
| Corporate and Other | 2% | 3% | 2% |

## Critical Accounting Policies

*General*

We have identified the accounting policies below as critical to the understanding of our results of operations and our financial position. The application of these critical accounting policies in preparing our financial statements requires management to use significant judgments and estimates concerning future results or other developments including the likelihood, timing or amount of one or more future transactions or amounts. Actual results may differ from these estimates under different assumptions or conditions. On an on-going basis, we evaluate our estimates, assumptions and judgments based upon historical experience and various other information that we believe to be reasonable under the circumstances. For a detailed discussion of other significant accounting policies, see Note 2.

*DAC and VOBA*

Deferred acquisition costs (DAC) and value of business acquired (VOBA) reflect our expectations about the future experience of the existing business in force. The primary assumptions regarding future experience that can affect the carrying value of DAC and VOBA balances include mortality, interest spreads and policy lapse rates. Significant changes in these assumptions can impact the amortization of DAC and VOBA in both the current and future periods, which is reflected in earnings. See the Financial Position section for further discussion of these items including a sensitivity analysis regarding the impact of changes in critical assumptions or expectations.

*Investments*

We regularly monitor our investment portfolio to ensure that investments that may be other than temporarily impaired are identified in a timely fashion and properly valued, and that any impairments are charged against earnings in the proper period. Our methodology to identify potential impairments requires professional judgment and is further described in the Investments section.

Valuing our investment portfolio involves a variety of assumptions and estimates, particularly for investments that are not actively traded. We rely on external pricing sources for highly liquid publicly traded securities and use an internal pricing matrix for privately placed securities. This matrix relies on our judgment concerning: 1) the discount rate we use in calculating expected future cash flows; 2) credit quality; 3) industry sector performance; and 4) expected maturity. Under certain circumstances, we make adjustments as we apply professional judgment based upon specific detailed information concerning the issuer.

As the discussion above indicates, many judgments are involved in timely identifying and valuing securities, including potentially impaired securities. Inherently, there are risks and uncertainties involved in making these judgments. Changes in circumstances and critical assumptions such as a continued weak economy, a more pronounced economic downturn or unforeseen events which affect one or more companies, industry sectors or countries could result in additional write downs in future periods for impairments that are deemed to be other than temporary.

*Litigation*

In recent years, the life insurance industry has experienced increased litigation in which large jury awards including punitive damages or settlements in lieu of litigation have occurred. Establishing accruals for specific litigation inherently involves a variety of estimates of future potential outcomes. Accordingly, management, based on the advice of internal and external counsel, reviews each specific litigation matter and makes a judgment whether it is probable we have incurred a loss. Once it is determined that a loss is probable, we use professional judgment in determining whether we can reasonably estimate the loss. In general, we accrue the costs of defense until we can reasonably estimate the loss or any potential range of possible loss. At that time, these additional costs are accrued. Based on consultation with our legal advisors, we believe that resolution of pending legal proceedings will not have a material adverse effect on our financial position or liquidity but could have a material adverse effect on the results of operations for a specific period.

### Results of Operations

In the following discussion, "reportable segment results" and "total reportable segment results" include all elements of net income available to common stockholders except realized investment gains and losses. We use reportable segment results in assessing the performance of our business segments internally and believe it to be relevant and useful information. Reportable segment results as described above may not be comparable to similarly titled measures reported by other companies. The following tables illustrate our results before and after including realized investment gains and losses and reconcile reportable segment results to net income available to common stockholders, the most directly comparable GAAP financial measure:

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| Consolidated Summary of Income | | | |
| Total reportable segment results | $465.1 | $469.1(a) | $445.2 |
| Realized investment (losses) gains (net of applicable income taxes) | (14.9) | 43.7 | 66.9 |
| Net income available to common stockholders | $450.2 | $512.8 | $512.1 |
| Consolidated Earnings Per Share | | | |
| Basic: | | | |
| Total reportable segment results | $ 3.17 | $ 3.09(b) | $ 2.88 |
| Realized investment (losses) gains (net of applicable income taxes) | (0.10) | 0.29 | 0.43 |
| Net income available to common stockholders | $ 3.07 | $ 3.38 | $ 3.31 |
| Fully-diluted: | | | |
| Total reportable segment results | $ 3.14 | $ 3.06 | $ 2.86 |
| Realized investment (losses) gains (net of applicable income taxes) | (0.10) | 0.28 | 0.42 |
| Net income available to common stockholders | $ 3.04 | $ 3.34 | $ 3.28 |

(a) Includes $1.5 relating to the cumulative effect of change in accounting for derivatives.

(b) Includes $0.01 per share of income relating to cumulative effect of change in accounting for derivatives.

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| Average number of shares outstanding | 146,846,698 | 151,914,983 | 154,575,633 |
| Average number of shares outstanding — assuming dilution | 148,222,342 | 153,411,170 | 155,921,435 |

Net income available to common stockholders decreased 12.2% in 2002 and increased 0.1% in 2001. In 2002, we experienced net investment losses due primarily to other than temporary bond impairments in excess of gains from sales of equity securities, which are discussed in more detail in the Corporate and Other and in the Investments sections. Total reportable segment results decreased 0.9% in 2002 and increased 5.4% in 2001. The primary factors contributing to the decline in 2002 earnings were: 1) an increase in the accrual for pending litigation in our Corporate segment; 2) increased mortality in our individual life lines; 3) weak equity markets that affected our variable universal life (VUL) and variable annuity (VA) products; 4) lower spreads on our universal life (UL) and fixed annuity products; 5) lost income on defaulted securities; and 6) funds used for stock repurchases which reduced investment income. These unfavorable influences were mitigated in 2002 by: 1) lower financing costs; 2) the elimination of amortization of certain intangible assets under SFAS 142; 3) growth in our Communications and our Benefit Partners segments; and 4) accelerated accrual of discount on our mortgage backed securities portfolios.

Earnings per share amounts for the reportable segments were more favorable than the absolute earnings amounts due to repurchases of 7,881,300 shares in 2002 and 4,437,100 shares in 2001. The average number of diluted shares outstanding declined 3.4% in 2002 and 1.6% in 2001.

## Results by Business Segment

We assess profitability by business segment and measure other operating statistics as detailed in the separate segment discussions that follow. We determine reportable segments in a manner consistent with the way we organize for purposes of making operating decisions and assessing performance. Sales are one of the statistics we use to track performance. Our sales, which are primarily of long-duration contracts in the Individual Products and AIP segments, have little immediate impact on revenues for these two segments as described in the segment discussions below.

*Results by Reportable Segment*

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| Individual Products | $293.1 | $294.5 | $287.3 |
| AIP | 80.3 | 76.4(a) | 77.9 |
| Benefit Partners | 47.5 | 44.5 | 32.6 |
| Communications | 39.8 | 33.5 | 41.2 |
| Corporate and Other | 4.4 | 20.2 | 6.2 |
| Total reportable segment results | 465.1 | 469.1 | 445.2 |
| Net realized investment (losses) gains | (14.9) | 43.7 | 66.9 |
| Net income available to common stockholders | $450.2 | $512.8 | $512.1 |

(a) Includes $1.5 relating to the cumulative effect of change in accounting for derivatives.

*Segment Assets*

We assign invested assets backing insurance liabilities to our segments in relation to policyholder funds and reserves. We assign net DAC and VOBA, reinsurance receivables and communications assets to the respective segments where those assets originate. We also assign invested assets to back capital allocated to each segment in relation to our philosophy for managing business risks, reflecting appropriate conservatism. We assign the remainder of invested and other assets, including all impaired securities, to the Corporate and Other segment.

| | 2002 | 2001 |
|---|---|---|
| Individual Products | $16,671 | $16,155 |
| AIP | 9,397 | 8,765 |
| Benefit Partners | 909 | 791 |
| Communications | 204 | 202 |
| Corporate and Other | 3,428 | 3,083 |
| Total assets | $30,609 | $28,996 |

## Individual Products

The Individual Products segment markets individual life insurance policies through independent general agents, independent national account marketing firms and agency building general agents, together referred to as our core agency channels. We also sell products through home service agents, broker/dealers, banks and other strategic alliances.

Individual Products include UL and VUL, together referred to as UL-type products, as well as traditional life products. The operating cycle for life insurance products is long term in nature; therefore, actuarial assumptions and the judgments used in those assumptions are important to the financial reporting for these products.

Traditional products require the policyholder to pay scheduled premiums over the life of the coverage. We recognize traditional premium receipts as revenues, and profits are expected to emerge in relation thereto.

UL-type product premiums may vary over the life of the policy at the discretion of the policyholder, so we do not recognize them as revenues when received, although UL-type premiums do increase assets and liabilities.

We recognize revenues on these products from mortality, expense and surrender charges to policyholder fund balances (policy charges). Additionally, we earn interest spreads on all UL-type and traditional products. Policy benefits include interest credited to policyholder fund balances as well as claim related costs.

Reportable segment results also include earnings on allocated capital for both traditional and UL-type products.

Segment results were:

| | 2002 | 2001 | 2000 | 1999 | 1998 |
|---|---|---|---|---|---|
| Traditional premiums and other considerations | $ 180.6 | $ 197.8 | $ 211.7 | $ 189.8 | $ 208.3 |
| UL and investment product charges | 710.7 | 639.6 | 623.7 | 535.8 | 529.4 |
| Net investment income | 923.6 | 876.6 | 840.0 | 736.1 | 681.1 |
| Other income | 6.7 | 7.6 | 8.6 | 6.1 | 4.9 |
| Total revenues | 1,821.6 | 1,721.6 | 1,684.0 | 1,467.8 | 1,423.7 |
| Policy benefits | 1,073.8 | 982.5 | 939.5 | 796.3 | 786.1 |
| Expenses | 296.9 | 286.2 | 304.3 | 301.7 | 299.0 |
| Total benefits and expenses | 1,370.7 | 1,268.7 | 1,243.8 | 1,098.0 | 1,085.1 |
| Reportable segment results before income taxes | 450.9 | 452.9 | 440.2 | 369.8 | 338.6 |
| Provision for income taxes | 157.8 | 158.4 | 152.9 | 127.5 | 117.3 |
| Reportable segment results | $ 293.1 | $ 294.5 | $ 287.3 | $ 242.3 | $ 221.3 |

Individual Products reportable segment results decreased 0.5% in 2002 and increased 2.5% in 2001 as further discussed below.

The following table summarizes key data for Individual Products that we believe are our important drivers and indicators of future profitability:

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| Annualized life insurance premium sales: | | | |
| Sales excluding large case BOLI | $ 260 | $ 194 | $ 163 |
| Large case BOLI | $ — | $ 11 | $ 2 |
| Average UL policyholder fund balances | $ 9,875 | $ 9,110 | $ 8,808 |
| Average VUL separate account assets | 1,211 | 1,333 | 1,383 |
| | $ 11,086 | $ 10,443 | $ 10,191 |
| Average face amount of insurance in force: | | | |
| Total | $161,841 | $157,438 | $157,140 |
| UL-type policies | $120,229 | $115,582 | $112,594 |
| Average assets | $ 16,352 | $ 15,524 | $ 15,075 |

Core agency channel sales were $193.6, $130.3 and $124.4 for 2002, 2001 and 2000, which represented 74.5%, 67.2% and 76.3% of annualized life insurance premium sales excluding large case bank-owned life insurance (BOLI) for each of the three years presented. This increase in sales is a result of our Premier Partnering strategic initiative and the introduction of several new UL products. Total sales excluding BOLI increased 34.0% in 2002 and 19.0% in 2001. Single premium products targeted to smaller banks and sold through our target marketing channel provided 22.3% of life sales in 2002 and 28.6% in 2001. For large case BOLI, our business strategy is to respond to individual sales opportunities when the market accommodates our required returns. Thus, BOLI sales will vary widely between periods.

Revenues include traditional insurance premiums and policy charges, net of reinsurance, and net investment income. Individual traditional premiums decreased 9.2% in 2002 and 7.6% in 2001 due to the decline in our traditional business in force as we are focusing our efforts towards UL-type products and because we began reinsuring 90% of our term life insurance product in 2001. UL and investment product charges increased 11.1% in 2002 and 2.5% in 2001. The 2002 UL product charges grew faster than the average UL policyholder fund balances since certain recent products are designed with larger up-front expense charges. The increase in up-front product charges is offset by an increase in unearned revenue reserves accounted for as policy benefits, and these product charges are taken into income over time.

Net investment income increased 5.4% and 4.4% in 2002 and 2001, reflecting the growth in average policyholder funds partially offset by declines in investment yields. The average investment spread on fixed UL products (calculated as the difference between portfolio yields earned on invested assets less interest credited to policyholder funds, included in policy benefits) decreased 13 basis points to 1.87% in 2002 and increased 3 basis points to 2.00% in 2001. Interest spreads are affected by portfolio yields and our crediting rates, and also may vary over time due to our competitive strategies and changes in product design. In response to a decline in portfolio yields, we reduced credited rates across the product line at various times in 2002 by 73 basis points on average. This includes a reduction of 50 basis points later in the fourth quarter, the effects of which were only nominally realized in 2002. The current average crediting rate is 5.00%, while the average minimum guarantee rate on this product line is 4.21%. During 2002 prepayments of mortgage backed securities significantly increased as a result of continued declines in long-term mortgage rates. Our mortgage backed securities portfolio is primarily a discount portfolio; therefore, the effect of these prepayments was to accelerate the accretion of discount and increase the effective yields on our mortgage backed portfolio, which increased net investment income for the Individual Products segment by $7.3 in 2002 and $1.8 for 2001. These prepayments were not significant in 2000. We are investing the proceeds from these prepayments at current market yields which are lower than our portfolio yields.

Total policy benefits increased 9.3% and 4.6% in 2002 and 2001 due primarily to increases in mortality, interest credited and deferred revenue. Policy benefits on traditional business include death benefits, dividends, surrenders and changes in reserves, with the most significant being death benefits. Total policy benefits on traditional contracts represented 118.4% of premiums in 2002 compared to 111.3% in 2001 and 102.8% in 2000, reflecting increased mortality in 2002 and 2001. Policy benefits on UL-type products include interest credited to policyholder accounts, death benefits in excess of fund balances and changes in unearned revenue reserves. Total policy benefits on UL-type products increased to 7.8% of average policyholder funds and separate accounts in 2002 versus 7.3% in 2001 and 7.1% in 2000. The increases in interest credited of 6.4% and 4.6% in 2002 and 2001 reflect growth in average UL fund balances of 8.4% and 3.4% in 2002 and 2001 partially offset by lower crediting rates. Increased sales of products with higher up-front expense charges have increased deferred revenue, as discussed earlier. Net deferrals of revenue increased $47.3 in 2002 and $37.8 in 2001.

Death benefits constitute a significant portion of policy benefits. Our actual mortality experience for UL-type products per thousand dollars of face amount of insurance in force was $2.07 in 2002, $1.91 in 2001 and $1.83 in 2000. Increases in our retention limit from $1.4 to $2.0 in early 2001 caused our mortality cost per thousand dollars of face amount of insurance in force to increase by $0.07 in 2002 and $0.02 in 2001. While this change improved our overall operating results due to lower premiums paid to reinsurers that flow primarily through UL and investment product charges, it increases the volatility of our mortality costs in a given year. To aid our analysis of actual mortality expense, we recently completed a multi-year study that compared our actual mortality over the past four years to the 1975 — 1980 Standard Actuarial table. This study indicates that our mortality experience over the period of the study is within our expected range, although fluctuating from year to year.

Total expenses (including the net deferral and amortization of DAC and VOBA) increased 3.7% in 2002 and decreased 5.9% in 2001. The expense details are as follows:

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| Commissions | $ 270.5 | $ 212.1 | $ 207.3 |
| General and administrative — acquisition related | 87.8 | 79.5 | 74.3 |
| General and administrative — maintenance related | 38.9 | 44.5 | 42.6 |
| Taxes, licenses and fees | 55.4 | 51.1 | 46.3 |
| Total commissions and expenses incurred | 452.6 | 387.2 | 370.5 |
| Less commissions and expenses capitalized | (323.2) | (244.7) | (223.9) |
| Amortization of DAC and VOBA | 167.5 | 143.7 | 157.7 |
| Total expense | $ 296.9 | $ 286.2 | $ 304.3 |

The increase in 2002 expenses reflects higher amortization of DAC and VOBA, partially offset by improved maintenance expenses. Recent years' growth in the Individual Products segment is the primary contributor to this increase in amortization, although there were other items impacting amortization as well. Better persistency levels in acquired blocks of business caused us to lower amortization on our fixed UL products by $17.2 in 2002. Partially offsetting this is a $16.6 increase in amortization on VUL insurance products due to limitation of mean reversion techniques as a result of declining equity markets, as further discussed in the Financial Position section. The expense amounts we capitalize as DAC include first year commissions, as well as deferrable acquisition expenses. We generally limit our capitalization of deferrable acquisition expenses to the lower of product specific pricing allowables or our actual deferrable acquisition costs. As our sales have increased, pricing allowables have covered a greater amount of capitalizable acquisition expenses other than commissions. Increased sales resulted in higher capitalization of these expenses of $18.9 in 2002 and $13.5 in 2001.

Average Individual Products assets grew 5.3% and 3.0% in 2002 and 2001, primarily due to sales of fixed UL products and growth in existing UL policyholder fund balances, partially offset by declines in the market values of separate account assets of variable products. Average VUL separate account assets decreased 9.2% and 3.6% in 2002 and 2001. Adjusting for the decrease in market value, net of dividends, year over year, separate account balances would have increased by approximately 5.6% in 2002 and total fund balances would have grown by 8.0% in 2002.

Our financial and operating risks for this segment include, among others, interest spread risks, mortality risks, changes in the underlying assumptions of DAC and VOBA and the effects of unresolved litigation. We discuss these risks in more detail in the Financial Position, Capital Resources and Liquidity, and Market Risk Exposures sections.

### Annuity and Investment Products

Annuity and Investment Products are marketed through most distribution channels discussed in the Individual Products segment as well as through financial institutions, investment professionals and annuity marketing organizations. JPSC markets variable life insurance and variable annuities written by our insurance subsidiaries and other carriers, and also sells other securities and mutual funds.

Reportable segment results were:

| | 2002 | 2001 | 2000 | 1999 | 1998 |
|---|---|---|---|---|---|
| Policy charges, premiums and other considerations | $ 12.2 | $ 14.9 | $ 26.9 | $ 18.5 | $ 17.6 |
| Net investment income | 576.8 | 533.4 | 482.2 | 418.4 | 425.0 |
| Concession and other income | 97.3 | 101.2 | 119.5 | 74.4 | 63.0 |
| Total revenues | 686.3 | 649.5 | 628.6 | 511.3 | 505.6 |
| Policy benefits | 424.7 | 385.3 | 341.6 | 306.0 | 299.0 |
| Expenses | 138.1 | 146.2 | 166.8 | 101.9 | 96.9 |
| Total benefits and expenses | 562.8 | 531.5 | 508.4 | 407.9 | 395.9 |
| Reportable segment results before income taxes | 123.5 | 118.0 | 120.2 | 103.4 | 109.7 |
| Provision for income taxes | 43.2 | 41.6 | 42.3 | 36.4 | 38.6 |
| Reportable segment results | $ 80.3 | $ 76.4 | $ 77.9 | $ 67.0 | $ 71.1 |

AIP reportable segment results increased 5.1% in 2002 and decreased 1.9% in 2001 as further discussed below.

The following table summarizes key information for AIP:

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| Fixed annuity premium sales | $ 994 | $1,396 | $1,195 |
| Variable annuity premium sales | 10 | 26 | 92 |
| | $1,004 | $1,422 | $1,287 |
| Investment product sales | $2,904 | $2,803 | $3,676 |
| Average policyholder fund balances | $7,810 | $6,858 | $6,338 |
| Average separate account policyholder fund balances | 481 | 533 | 694 |
| | $8,291 | $7,391 | $7,032 |
| Effective investment spreads for fixed annuities | 1.83% | 1.96% | 2.14% |
| Fixed annuity surrenders as a percentage of beginning fund balances | 9.5% | 12.7% | 21.2% |
| Average assets | $9,064 | $8,138 | $7,648 |

We derive annuity revenues from investment income on segment assets, policy charges and concession income earned on investment product sales by JPSC. AIP revenues increased 5.7% in 2002 and 3.3% in 2001, driven by growth in investment income, partially offset by lower policy charge income. Our policy charge income continues to decline as our product mix focuses more on products that derive most of their earnings from investment spreads rather than from policy charges and as a result of lower surrenders. Net investment income grew 8.1% in 2002 and 10.6% in 2001, which was lower than the growth in average policyholder fund balances of 13.9% in 2002, primarily due to a decline in new investment yields. The effect of the prepayments of mortgage backed securities mentioned earlier was to accelerate the accretion of discount on our mortgage backed portfolio, increasing net investment income in the AIP segment by $3.6 in 2002 and $0.8 in 2001. Investment income for 2001 included $2.3 due to the cumulative effect of the change in accounting for derivatives. Fixed annuity premium sales decreased 28.8% in 2002 and increased 16.8% in 2001. Annuity sales were the highest ever for the Company in 2001, and the 2002 decline reflects the current competitive fixed annuity market and our unwillingness to match our competitors' crediting rates, especially in the bank channel. Despite a slight increase in investment product sales, JPSC's concession and other income decreased 3.9% and 15.3% in 2002 and 2001, primarily because of sales of lower commission securities.

Fixed annuity surrenders as a percentage of beginning fund balances declined to 9.5% from 12.7% in 2001 and 21.2% in 2000. The lower lapse rates reflect the effects of increased surrender charge protection on our in-force block of business, the lower interest rate environment and the increasing percentage of our annuity block with multi-year crediting rate guarantees. The surrender rate in the AIP segment is influenced by many other factors such as: 1) the portion of the business that has low or no remaining surrender charges; 2) competition from annuity products including those which pay up-front interest rate bonuses or higher market rates; and 3) rising interest rates that may make returns available on new annuities or investment products more attractive than our older annuities. Fixed annuity fund balances with 5% or more surrender charges increased to 55% at year-end 2002 from 46% at year-end 2001.

Policy benefits, which are mainly comprised of interest credited to policyholder accounts, increased 10.2% in 2002 and 12.8% in 2001, reflecting growth in average fund balances partially offset by lower crediting rates.

Effective investment spreads on fixed annuities declined to 1.83% in 2002 from 1.96%, as yields earned on the investment portfolio dropped faster than we lowered our crediting rates and due to sales of products designed with lower spread requirements because of lower commissions. In response to this decline in portfolio yields, we lowered crediting rates throughout the year, including a 23 basis point reduction late in the fourth quarter of 2002, the effects of which were only nominally realized in 2002. The current average crediting rate on the portfolio is 5.35%, while the average minimum guarantee rate on this portfolio is 4.55% for 2003.

Total AIP expenses decreased 5.5% and 12.4% in 2002 and 2001, due primarily to lower maintenance expenses along with lower commission expenses of JPSC. The expense details are as follows:

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| Commissions — insurance companies | $ 53.0 | $ 67.5 | $ 66.7 |
| Commissions — broker/dealer | 80.6 | 85.3 | 98.1 |
| General and administrative — acquisition related | 16.8 | 13.6 | 14.0 |
| General and administrative — maintenance related | 14.2 | 20.4 | 17.1 |
| Taxes, licenses and fees | 3.1 | 3.0 | 4.0 |
| Total commissions and expenses incurred | 167.7 | 189.8 | 199.9 |
| Less commissions and expenses capitalized | (67.1) | (81.4) | (79.1) |
| Amortization of DAC and VOBA | 37.5 | 37.8 | 46.0 |
| Total expense | $138.1 | $146.2 | $166.8 |

As a result of the declining equity markets in 2002, we increased the amortization of DAC on our variable annuity products by $8.8 using the mean reversion techniques as further discussed in the Financial Position section. However, due to lower lapse rates experienced on our fixed annuity products, we lowered DAC amortization by $13.0. The remaining increase in DAC amortization was due to overall growth in the business.

JPSC earnings were $4.1, $2.7 and $6.3 for 2002, 2001 and 2000. The 2002 increase was primarily due to lower general and administrative expenses, while the 2001 decline was directly related to lower equity and mutual fund purchase/sale transactions.

Return on average assets for AIP was 0.89%, 0.94% and 1.02% for 2002, 2001, and 2000. A number of factors affected the decline in 2002 including decreased interest spreads that were partially offset by DAC unlocking. The drop in 2001 generally resulted from reduced JPSC earnings coupled with a decrease in interest spreads.

An inherent risk in the annuity business is that continued low or further declines in investment yields coupled with competition from competing products and minimum rate guarantees could further reduce our investment spread. Another risk associated with the annuity business is increased lapses when interest rates rise, particularly in the portion of business subject to low or no surrender charges. We discuss these risks in more detail in the Financial Position, Capital Resources and Liquidity, and Market Risk Exposures sections.

### Benefit Partners

The Benefit Partners segment offers group non-medical products such as term life, disability and dental insurance to the employer marketplace. These products are marketed primarily through a national distribution system of regional group offices. These offices develop business through employee benefit brokers, third party administrators and other employee benefit firms. The Benefit Partners segment was created in January 2000 through the integration of our existing group life and disability operations into Guarantee Life Insurance Company's (Guarantee) life, disability and dental operations acquired in December 1999. Segment results before 2000 include only the Group life and health products sold by JP Life.

Reportable segment results were:

| | 2002 | 2001 | 2000 | 1999 | 1998 |
|---|---|---|---|---|---|
| Premiums and other considerations | $638.1 | $546.7 | $485.5 | $133.7 | $274.8 |
| Investment income, net of expenses | 60.2 | 55.0 | 51.3 | 30.4 | 38.1 |
| Total revenues | 698.3 | 601.7 | 536.8 | 164.1 | 312.9 |
| Policy benefits | 477.9 | 403.7 | 359.6 | 93.7 | 206.7 |
| Expenses | 147.3 | 129.6 | 127.2 | 33.0 | 69.8 |
| Total benefits and expenses | 625.2 | 533.3 | 486.8 | 126.7 | 276.5 |
| Reportable segment results before income taxes | 73.1 | 68.4 | 50.0 | 37.4 | 36.4 |
| Provision for income taxes | 25.6 | 23.9 | 17.4 | 12.9 | 12.5 |
| Reportable segment results | $ 47.5 | $ 44.5 | $ 32.6 | $ 24.5 | $ 23.9 |

Benefit Partners reportable segment results increased 6.7% in 2002 as further discussed below. Reportable segment results increased 36.5% in 2001, primarily due to growth in the business and the integration of Guarantee.

The following table summarizes key information for Benefit Partners:

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| Life, Disability, and Dental: | | | |
| Annualized sales | $ 182 | $ 150 | $ 120 |
| Loss ratio | 73.0% | 72.4% | 73.4% |
| Total expenses, % of premium income | 23.2% | 23.7% | 26.2% |
| Average assets | $ 851 | $ 752 | $ 710 |

Benefit Partners revenues increased $96.6 and $64.9 in 2002 and 2001 and annualized new sales for the core life, disability and dental lines grew 21.3% in 2002 and 25.0% in 2001. The sales increases for 2002 and 2001 reflect the impacts of increases in the number of representatives of 16.4% and 15.5% coupled with the maturation of the sales force selling these products under the Jefferson Pilot name. Additional factors driving the increase in sales for these two years included our strong ratings, our technology driven customer service and a refocus by employers on their non-medical benefit needs.

Policy benefits increased 18.4% and 12.3% in 2002 and 2001 driven by growth in the business coupled with slightly adverse claims experience in 2002 in the disability line. Our life, disability and dental incurred loss ratio increased in 2002 to 73.0% versus 72.4% in 2001 and 73.4% in 2000, but was still within our expected range. While we closely monitor the loss ratio, we feel our risk management procedures are sound and some fluctuations are inherent in this segment.

Total expenses increased 13.7% and 1.9% in 2002 and 2001, due to growth in the business. As a percentage of premium income, total expenses were 23.2% in 2002 versus 23.7% in 2001 and 26.2% in 2000, reflecting disciplined expense management.

The expense details are as follows:

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| Commissions | $ 74.7 | $ 63.4 | $ 52.5 |
| General and administrative | 69.6 | 65.7 | 69.0 |
| Taxes, licenses and fees | 17.9 | 14.9 | 15.3 |
| Total commissions and expenses incurred | 162.2 | 144.0 | 136.8 |
| Less commissions and expenses capitalized | (95.7) | (69.9) | (66.8) |
| Amortization of DAC | 80.8 | 55.5 | 57.2 |
| Total expense | $147.3 | $129.6 | $127.2 |

Acquisition costs consisting of commissions and other expenses that are primarily related to contracts issued or renewed are capitalized and are charged to expense in proportion to the revenue recognized. The amount of acquisition costs capitalized as well as the amount amortized grew in proportion with the increase in sales for 2002, 2001 and 2000.

Risks beyond normal competition that may impact this segment include: 1) increased morbidity risk due to a weak economy that may increase disability claim costs; 2) continued medical cost inflation that can put pressure on non-medical benefit premium rates because employers may focus more on the employer's cost of non-medical programs; and 3) mortality risks including concentration risks from acts of terrorism not priced for or reinsured. We are mitigating these risks by monitoring new and existing claims and industry health care trend reports which serve as indicators of increased employer medical costs, and through intensive review of our concentration risks. Our group life reinsurance agreement covering extraordinary life claims arising from catastrophic events expired in April 2002. We began relying primarily on case-by-case management to mitigate our concentration exposures over time. We then supplemented this strategy with the purchase, effective September 1, 2002, of a new group life facultative reinsurance program which covers extraordinary life and accidental death or dismemberment claims arising from war or terrorism events (excluding nuclear, chemical or biological events) for covered groups at specific sites. The coverage provides reimbursement in various layers for losses that exceed $50, up to a maximum reimbursement of $64. We continue to monitor reinsurance market developments to stay abreast of options that could enhance our management of this risk. One of our non-core products, Exec-U-Care®, which provides an insured medical expense reimbursement vehicle to executives for non-covered health plan costs, produced revenues for this segment of approximately $100 and net income of approximately $3 in 2002. A discontinuation of Exec-U-Care®, while not anticipated, would have a significant impact on segment revenues, but only a limited effect on net income.

**Communications**

JPCC operates radio and television broadcast properties and produces syndicated sports programming. Reportable segment results were:

| | 2002 | 2001 | 2000 | 1999 | 1998 |
|---|---|---|---|---|---|
| Communications revenues (net) | $210.3 | $196.8 | $210.4 | $205.0 | $199.8 |
| Operating costs and expenses | 125.6 | 122.9 | 120.9 | 119.9 | 124.1 |
| Broadcast cash flow | 84.7 | 73.9 | 89.5 | 85.1 | 75.7 |
| Depreciation and amortization | 8.1 | 10.9 | 11.1 | 11.4 | 11.5 |
| Corporate general and administrative expenses | 7.7 | 3.3 | 5.5 | 5.8 | 5.1 |
| Net interest expense | 2.9 | 4.1 | 4.6 | 5.0 | 5.1 |
| Operating revenue before income taxes | 66.0 | 55.6 | 68.3 | 62.9 | 54.0 |
| Provision for income taxes | 26.2 | 22.1 | 27.1 | 25.3 | 21.7 |
| Reportable segment results | $ 39.8 | $ 33.5 | $ 41.2 | $ 37.6 | $ 32.3 |

Reportable segment results increased 18.8% in 2002 and decreased 18.7% in 2001. The 2002 increase was primarily due to increased demand for advertising, effective ongoing operating expense management and the positive impact from eliminating amortization of certain intangible assets under SFAS 142. The 2001 decline was due to slowing economic conditions and lost revenues due to the September 11th event.

Combined revenues for Radio and Television increased 8.5% in 2002 and decreased 6.3% in 2001, reflecting solid increases in demand for local advertising and substantial political advertising in 2002. Excluding the impact of political revenues, combined revenues from Radio and Television increased 6.3% in 2002 and decreased 4.8% in 2001. Revenues from Sports operations decreased 6.5% and 8.5% in 2002 and 2001, reflecting a hesitancy of the market to enter into the longer-term structure of Sports advertising contracts.

Broadcast cash flow increased 14.6% in 2002 and decreased 17.4% in 2001. The 2002 increase was due to improved profitability at our Radio and TV properties, though these increases were partially offset by weak results in our Sports basketball product earlier in the year.

Total expenses, excluding interest expense, increased 3.1% in 2002 and decreased 0.3% in 2001. As a percent of communication revenues, these expenses were 67.2%, 69.7% and 65.4% for 2002, 2001 and 2000. The 2002 improvement reflects continued expense discipline combined with the elimination of FCC license and goodwill amortization under SFAS 142 in the current year. This amortization expense was $3.2 for 2001 and 2000. A one-time insurance recovery of $1.4 after tax reduced corporate general and administrative expenses in 2001, which improved segment earnings, but is not reflected in broadcast cash flow.

Because broadcasting stations rely on advertising revenues, they are sensitive to cyclical changes in both the general economy and in the economic strength of their local markets. Furthermore, our stations derived 25.3% of their advertising revenues from the automotive industry in 2002. If automobile advertising is seriously curtailed, it could have a negative impact on broadcasting revenues. Radio and television stations require a license from the FCC to operate with periodic renewal. While failure to renew is unlikely, any station that failed to receive renewal would be forced to cease operations and could no longer generate revenue. Technology and consolidation in the broadcast industry may increase competition for audiences and advertisers.

**Corporate and Other**

The Corporate and Other segment includes the excess capital of the insurance subsidiaries, other corporate investments including all our impaired securities, benefit plan net assets, goodwill related to insurance acquisitions, and corporate debt. The reportable segment results primarily contain the earnings on the invested excess capital, interest expense related to the corporate debt, and operating expenses that are corporate in nature (such as advertising and charitable and civic contributions). All net capital gains and losses, which include all impairments of securities, are reported in this segment.

The following table summarizes results for this segment:

| | 2002 | 2001 | 2000 | 1999 | 1998 |
|---|---|---|---|---|---|
| Earnings on investments | $ 76.5 | $103.1 | $ 96.1 | $126.3 | $ 95.2 |
| Interest expense on debt and Exchangeable Securities | 10.6 | 28.2 | 35.3 | 35.0 | 33.2 |
| Operating expenses | 47.9 | 33.8 | 28.0 | 15.8 | 23.3 |
| Provision for income tax expense (benefit) | (11.0) | (3.7) | 2.0 | 18.4 | 1.3 |
| Total expenses | 47.5 | 58.3 | 65.3 | 69.2 | 57.8 |
| Reportable segment results before dividends on Capital Securities and mandatorily redeemable preferred stock | 29.0 | 44.8 | 30.8 | 57.1 | 37.4 |
| Dividends on Capital Securities and mandatorily redeemable preferred stock | (24.6) | (24.6) | (24.6) | (24.5) | (25.7) |
| Reportable segment results | 4.4 | 20.2 | 6.2 | 32.6 | 11.7 |
| Realized investment (losses) gains, net | (14.9) | 43.7 | 66.9 | 65.5 | 58.0 |
| Reportable segment results, including realized (losses) gains | $(10.5) | $ 63.9 | $ 73.1 | $ 98.1 | $ 69.7 |

Reportable segment results excluding realized gains (losses) decreased $15.8 in 2002 and increased $14.0 in 2001. Several items impacted the 2002 Corporate and Other segment results including a decline in earnings on investments due to lost income on defaulted securities and funds used for share repurchases, lower interest expense on debt and Exchangeable Securities and an increase in accruals for litigation.

The earnings on investments for the segment include default charge income received from the operating segments for the Corporate and Other segment's assumption of all credit related losses on the invested assets of those segments. Default charges were $22, $20 and $19 for 2002, 2001 and 2000 and are calculated as a percentage of the invested assets. Earnings on investments in this segment can fluctuate based upon opportunistic repurchases of common stock, the amount of excess capital generated by the operating segments and lost investment income on bonds impaired or sold at a loss.

Interest expense on debt and Exchangeable Securities decreased $17.6 in 2002 primarily due to lower market interest rates, the replacement of the MEDS securities with short-term borrowings in January 2002 and overall lower amounts outstanding. See Note 8 that more fully addresses our debt structure and interest costs. Operating expenses vary with the level of corporate activities and strategies. In 2002, we increased our accrual for litigation by $23.1 taking into consideration the status of pending litigation, including several class action lawsuits. In March 2003, we announced that a North Carolina judge had authorized us to send a notice to participating class policyholders that an agreement had been reached with plaintiff's counsel to settle one of the existing class action suits. The settlement is subject to final approval by the Court. Management believes its current accruals for litigation expense are adequate. Goodwill amortization of $9 and $10, excluding JPCC, was included in operating expenses in this segment for 2001 and 2000 but has been eliminated in 2002 under SFAS 142. Note 2 details the pro forma effect that goodwill amortization would have in 2002. The provision for income tax expense includes the tax benefit of preferred dividends on Capital Securities, which we record gross of related tax effects. Income taxes decreased $7.3 in 2002 and $5.7 in 2001. The 2002 decline is primarily due to lower pretax segment income while the 2001 decline is due to the implementation of strategies that reduced federal income taxes on investment earnings and the resolution of tax issues for which we had previously established provisions.

Realized investment gains and losses were as follows:

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| Bonds gains | $ 31.2 | $ 15.0 | $ 19.2 |
| Bond losses | (36.9) | (39.3) | (26.4) |
| Bond impairment charges | (163.1) | (55.4) | (14.5) |
| Stock gains (net) | 160.4 | 145.9 | 120.5 |
| Other (losses) | (13.6) | (0.7) | 3.3 |
| Gross realized (losses) gains | (22.0) | 65.5 | 102.1 |
| Less: taxes | 7.1 | 21.8 | 35.2 |
| Net realized (losses) gains | $ (14.9) | $ 43.7 | $ 66.9 |

The following table summarizes assets assigned to this segment.

| | 2002 | 2001 |
|---|---|---|
| Parent company, passive investment companies and Corporate line assets of insurance subsidiaries | $ 919 | $ 895 |
| Unrealized gain on fixed interest investments | 570 | 162 |
| Co-insurance receivables on acquired blocks | 1,056 | 1,091 |
| Employee benefit plan assets | 330 | 360 |
| Goodwill arising from insurance acquisitions | 270 | 270 |
| Other | 283 | 305 |
| Total | $3,428 | $3,083 |

Total assets for the Corporate and Other segment increased 11.2% in 2002 due primarily to unrealized gains on fixed interest investments. Unrealized gains and losses on all available-for-sale fixed income securities are assigned to this segment, and increased $408 and $119 in 2002 and 2001.

Risks for this segment include investment impairments due to continuing economic weakness or further economic decline, the risk of rising interest rates on our short-term debt, the ability to replace existing debt agreements with comparable terms, an additional decline in the value of our equity securities which would limit our potential for gains, the general uncertainty regarding litigation, and the potential for future impairment of goodwill. Additionally, as discussed in the Liquidity section, to service our debt and to pay shareholder dividends, this segment relies on excess cash flows through dividends from the insurance subsidiaries. These dividends are dependent upon regulatory approval above certain limits.

**Financial Position**

Our primary resources are investments related to our Individual Products, AIP and Benefit Partners segments, properties and other assets utilized in all segments and investments backing corporate capital. This section identifies several items on our balance sheet that are important to the overall understanding of our financial position. The Investments section reviews our investment portfolio and key portfolio management strategies.

Total assets increased $1,613 in 2002 and $1,675 in 2001 due to growth in investment income, net policyholder contract deposits, and unrealized gains on investments, all of which more than offset declines in fair values of separate account assets, dividends, stock repurchases and impairment losses.

Intangible assets on our balance sheet include DAC, VOBA and goodwill.

*DAC and VOBA*

The Individual Products, AIP and Benefit Partners segments defer the costs of acquiring new business, including first year commissions, first year bonus interest or day one premium bonuses on annuities, certain costs of underwriting and issuing policies plus agency office expenses, referred to as DAC. We limit our capitalization of acquisition costs other than commissions to the lower of product specific pricing allowables or the actual deferrable acquisition costs. When we acquire new business through an acquisition, we allocate a portion of the purchase price to a separately identifiable intangible asset, referred to as VOBA. We initially establish VOBA as the actuarially determined present value of future gross profits of each business acquired. Both DAC and VOBA are amortized through expenses as revenues are recognized in the future. Some of the assumptions regarding future experience that can affect the carrying value of DAC and VOBA balances include mortality, interest spreads, lapse rates and policy fees earned. Significant changes in these assumptions can impact the carrying balance of DAC and VOBA and therefore produce changes that must be reflected in earnings. These changes can be positive or negative.

We amortize DAC and VOBA on traditional products in proportion to premium revenue recognized. The DAC and VOBA balances on these products were $208.2 or 8.9% of the gross balances at December 31, 2002, and are generally subject to little volatility.

We amortize DAC and VOBA on UL-type products and annuity products relative to the future estimated gross profits (EGP) from those products. In calculating the EGP for these products, management must make assumptions regarding the following components: 1) estimates of fees charged to policyholders to cover mortality, surrenders and maintenance costs; 2) estimated mortality in excess of fund balances accumulated; 3) expected interest rate spreads between income earned and amounts credited to policyholder accounts; and 4) estimated costs of policy administration (maintenance). DAC and VOBA calculations are sensitive to a change in our assumptions regarding EGP components, and any significant change in these assumptions will immediately impact the current DAC and VOBA balances with the change reflected through the income statement. We continuously review the models and our assumptions regarding EGP that we use for calculation of amortization expense for these products so that the assumptions reflect management's view of future events.

We consider the following assumptions to be most significant to UL-type products: 1) estimated mortality; 2) estimated interest spreads; and 3) estimated future policy lapses. DAC and VOBA on UL-type products were $1,711.3 or 73.3% of the gross balances at December 31, 2002.

In addition to these three assumptions on all UL-type products, VUL products and VA products contain an additional assumption that affects the DAC and VOBA amortization. This critical assumption is the rate of growth of the separate account mutual funds that generate additional policy fees utilized in the EGP on VUL and VA products. We assume a long-term total net return on separate account assets, including dividends and market value increases, of 8.25% and a five-year reversion period. The reversion period is a period over which a short-term return assumption is used to maintain the model's overall long-term rate of return. We capped the reversion rate of return at 8.25% for one year and 10% for years two through five. The effect of this limitation was to reduce the cumulative effective long-term rate at this point in time to less than 7.00%. Our decision to cap the first-year reversion and to limit our overall reversion rate reflects recent declines in equity markets and a lower than historic allocation of fund assets by our policyholders to equity funds.

The following table reflects the possible pretax income statement impacts that could occur in a given year if we change our assumptions as illustrated related to UL-type products in the Individual Segment:

| Quantitative Change in Significant Assumptions | One-time Effect on DAC and VOBA Amortization | One-time Effect on DAC and VOBA Amortization |
|---|---|---|
| Estimated mortality improving (degrading) 0.5% per year for 10 years from the current estimate | $34.7 | $(35.5) |
| Estimated interest spread increasing (decreasing) 2.5 basis points per year for 10 years from the current assumed spread | 27.9 | (30.6) |
| Estimated policy lapse rates decreasing (increasing) 25% immediately and then increasing (decreasing) 2.5% per year for 10 years | 23.1 | (23.3) |
| Estimated long-term rate of return from VUL assets increasing (decreasing) 1.25% using mean reversion techniques | 1.8 | (7.4) |

We consider estimated interest spreads and estimated future policy lapses to be the most significant assumptions related to our annuity products. DAC and VOBA on these products were $356.6 or 15.3% of the gross balances at December 31, 2002. The following table reflects the possible income statement impacts on our AIP segment that could occur in a given year if we change our assumptions as illustrated related to annuity products:

| Quantitative Change in Significant Assumptions | One-time Effect on DAC and VOBA Amortization | One-time Effect on DAC and VOBA Amortization |
|---|---|---|
| Estimated interest spread increasing (decreasing) 2.5 basis points per year for 10 years from the current assumed spread | $ 5.6 | $ (5.3) |
| Estimated policy lapse rates decreasing (increasing) 25% immediately and then increasing (decreasing) 2.5% per year for 10 years | 14.3 | (13.9) |

In general, a change in an assumption on either individual life or annuity products that improves our expectations regarding future EGP is going to have the impact of deferring the amortization of DAC and VOBA into the future, thus increasing earnings in the current period. Conversely, a change in assumptions that decreases future EGP will have the effect of speeding up the amortization of DAC and VOBA, thus reducing earnings in the current period.

We also adjust the carrying value of DAC and VOBA to reflect changes in the unrealized gains and losses in available-for-sale securities since this impacts EGP. Note 6 contains roll forwards of DAC and VOBA including the amounts capitalized, amounts amortized and the effect of the unrealized gains.

*Goodwill*

Through December 31, 2001, goodwill was amortized on a straight-line basis over periods of 25 to 40 years. Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets", which primarily addresses the accounting for goodwill and intangible assets subsequent to their acquisition. Under SFAS 142, we test goodwill for impairment at least on an annual basis, and we concluded that there had been no impairments in 2002. Goodwill was $312 at December 31, 2002 and 2001 and 8.8% and 9.2% as a percentage of shareholders' equity at these dates. We regularly review the carrying amounts for indications of value impairment, considering financial performance and other relevant factors such as a significant adverse change in the business or legal climate, an adverse action or assessment by a regulator, or unanticipated competition. When considered impaired, the carrying amounts are written down to a value determined by using a combination of fair value and discounted cash flows.

*Other*

At December 31, 2002 and 2001, we had reinsurance receivables of $889 and $914 and policy loans of $135 and $153 which are related to the businesses of JP Financial that are coinsured with Household International (HI) affiliates. HI has provided payment, performance and capital maintenance guarantees with respect to the balances receivable. We regularly evaluate the financial condition of our reinsurers and monitor concentrations of credit risk related to reinsurance activities. We have not suffered any significant credit losses from reinsurance activities in the last three years.

At December 31, 2002 and 2001, the fair values of the assets related to the defined benefit pension plans were $331 and $361. The projected benefit obligations at December 31, 2002 and 2001 were $322 and $267 with the primary growth due to actuarial losses which arose primarily from an actual loss on the return on plan assets versus an 8% return assumed in the actuarial assumptions. The 2002 decline in assets reflects the decline in the equity markets in which most of these assets are invested coupled with a consistent level of benefit payments. Net periodic benefit cost, which includes service cost, interest cost, return on plan assets and net amortization and deferrals of gains and losses, contributed $3.0 and $3.5 to our income for 2002 and 2001. See Note 14 for further details regarding our pension plans.

## Capital Resources

*Stockholders' Equity*

The following table shows our capital adequacy.

| | 2002 | 2001 | 2000 | 1999 | 1998 |
|---|---|---|---|---|---|
| Total assets less separate accounts | $28,824 | $26,848 | $25,010 | $24,174 | $22,584 |
| Total stockholders' equity | 3,540 | 3,391 | 3,159 | 2,753 | 3,052 |
| Ratio of stockholders' equity to assets less separate accounts | 12.3% | 12.6% | 12.6% | 11.4% | 13.5% |

The ratio of equity to assets less separate accounts has remained relatively constant. Unrealized gains on available-for-sale securities, which are included as a component of stockholders' equity, increased $196 and $69 in 2002 and 2001, reflecting lower interest rates partially offset by increased credit spreads.

In 2002 we repurchased 7,881,300 of our common shares at an average cost of $43.69 per share compared to 4,437,100 shares at an average cost of $42.42 in 2001. In August 2002, our board refreshed our share repurchase authorization to cover 5 million shares, of which approximately 2.8 million shares remained at December 31, 2002.

We consider existing capital resources to be more than adequate to support the current level of our business activities.

The Individual Products, AIP and Benefit Partners segments are subject to regulatory constraints. Our insurance subsidiaries have statutory surplus and risk based capital levels well above required levels. These capital levels together with the rating agencies' assessments of our business strategies have enabled our major life insurance affiliates to attain the following claims paying ratings:

| | JP Life | JPFIC | JPLA |
|---|---|---|---|
| A.M. Best | A++ | A++ | A++ |
| Standard & Poor's | AAA | AAA | AAA |
| Fitch Ratings | AA+ | AA+ | AA+ |

The ratings by A.M. Best and Standard & Poor's are currently the highest available by those rating agencies and have been recently reaffirmed. Standard & Poor's also kept in effect their negative outlook for Jefferson Pilot and the life insurance industry as a whole. In 2002, Fitch Ratings downgraded our major life insurance affiliates' ratings to AA+, the agency's second highest rating, along with numerous other companies in the financial services industry. This action by Fitch has not had a perceptible effect on us, but a very significant drop in our ratings, while not anticipated, could potentially impact future sales and/or accelerate surrenders on our business in force.

*Short-Term Borrowings and Debt*

We have bank credit agreements for unsecured revolving credit, under which we have the option to borrow at various interest rates. In May 2002, we replaced an expiring $375 bank credit agreement with new unsecured revolving credit agreements, currently aggregating $525, half available for five years and half available for 364 days. The credit agreements principally support our issuance of commercial paper. Outstanding commercial paper had various maturities, with $74 at December 31, 2002 in excess of 90 days, although maturities can be up to 270 days. If we cannot remarket commercial paper at maturity, we have sufficient liquidity, consisting of the bank credit agreements, liquid assets, such as equity securities, and other resources to retire these obligations. The weighted-average interest rates for commercial paper borrowings outstanding of $453 and $297 at December 31, 2002 and 2001 were 1.44% and 3.72%. The maximum amount outstanding during 2002 and 2001 was $455 and $565.

Our commercial paper is currently rated by two rating agencies.

| Agency | Rating |
|---|---|
| Fitch | F1+ |
| Standard & Poor's | A1+ |

These are both the highest ratings that the agencies issue and have been affirmed in the past nine months. A significant drop in these ratings, while not anticipated, could cause us to pay higher rates on commercial paper borrowings or lose access to the commercial paper market.

Our insurance subsidiaries have sold U.S. Treasury obligations and collateralized mortgage obligations under repurchase agreements involving various counterparties, accounted for as financing arrangements. We may use proceeds to purchase securities with longer durations as an asset/liability management strategy. We also may use repurchase agreements from time to time in lieu of commercial paper borrowings. At December 31, 2002 and 2001, repurchase agreements, including accrued interest, were $499 and $292, with the increase reflecting lower interest rates on repurchase agreements compared to rates on commercial paper. The securities involved had a fair value and amortized cost of $532 and $493 at December 31, 2002 versus $306 and $289 at December 31, 2001. The maximum principal amounts outstanding were $636 and $457 during 2002 and 2001.

**Liquidity**

We meet liquidity requirements primarily by positive cash flows from the operations of subsidiaries. We have sufficient overall sources of liquidity to satisfy operating requirements. Primary sources of cash from our insurance operations are premiums, other insurance considerations, receipts for policyholder accounts, investment sales and maturities and investment income. Primary uses of cash for our insurance operations include purchases of investments, payment of insurance benefits, operating expenses, withdrawals from policyholder accounts, costs related to acquiring new business, dividends and income taxes. Primary sources of cash from the Communications operations are revenues from broadcast advertising, and primary uses include payments for commissions, compensation and related costs, sports rights, interest, income taxes and purchases of fixed assets.

Cash provided by operations in 2002, 2001 and 2000 was $428, $801 and $501. The primary reason for the large swings was approximately $208 of single premiums that were received pending policy issuance in late 2001 and reported as cash received from operations in that year. In 2002 those policies were issued and the premiums were reported as a decrease in cash from operations in 2002 and an increase in policyholder deposits.

Net cash used in investing activities was $1,599, $1,425 and $611 in 2002, 2001 and 2000, reflecting increased investment purchases primarily using proceeds received from net policyholder contract deposits due to higher sales.

Net cash provided by financing activities was $1,099, $737 and $74 in 2002, 2001 and 2000, including cash inflows from policyholder contract deposits net of withdrawals of $1,404, $1,321 and $512, reflecting both the increase in sales and the processing of the premiums received in late 2001. Net borrowings increased in 2002 to fund investing activities as well as stock repurchases.

In order to meet the parent company's dividend payments, debt servicing obligations and other expenses, we receive dividends from subsidiaries. Subsidiaries paid total cash dividends of $455, $414 and $649 in 2002, 2001 and 2000. Our life insurance subsidiaries are subject to laws in their states of domicile that limit the amount of dividends that can be paid without the prior approval of the respective state's insurance regulator. The limits are based in part on the prior year's statutory income and capital, which are negatively impacted by bond losses and write downs. Approval of these dividends will depend upon the circumstances at the time, but we have not experienced problems with state approvals in the past.

Cash and cash equivalents were $67, $139 and $26 at December 31, 2002, 2001 and 2000. The decrease from 2002 reflects the build up of cash used to pay off the MEDS in January 2002. The parent company and non-regulated subsidiaries held equity and fixed income securities of $424, $542 and $549 at these dates. We consider these securities to be sources of liquidity to support our strategies.

Total debt and equity securities available-for-sale at December 31, 2002 and 2001 were $16,874 and $14,639.

*Off Balance Sheet Liabilities and Commitments*

One of our subsidiaries entered into an agreement with an unaffiliated third party to provide for the initial and periodic purchase of the majority of its loans receivable. This agreement is renewable on an annual basis. If the agreement is not renewed, we can issue debt to fund the amounts or terminate the entire program. The amount of loans outstanding at December 31, 2002 was $16. We have no other off balance sheet arrangements of a financing nature.

JPCC has commitments for purchases of syndicated television programming and commitments on other contracts and future sports programming rights of approximately $419 as of December 31, 2002, payable through the year 2011. We have commitments to sell a portion of the sports programming rights to other entities for $258 over the same period. These commitments are not reflected as an asset or liability in the accompanying consolidated balance sheet because the programs are not currently available for use. We expect advertising revenues that are sold on an annual basis to fund the purchase commitments.

We routinely enter into commitments to extend credit in the form of mortgage loans and to purchase certain debt instruments in private placement transactions for our investment portfolio. The fair value of such outstanding commitments as of December 31, 2002 approximates $73. These commitments will be funded through cash flows from operations and investment maturities.

## Investments

*Portfolio Description*

Our strategy for managing the investment portfolio of our insurance subsidiaries is to consistently meet pricing assumptions while appropriately managing credit risk. We invest for the long term, and most of our investments are held until they mature. Our investment portfolio includes primarily fixed income securities and commercial mortgage loans. The nature and quality of investments our insurance subsidiaries hold must comply with state regulatory requirements. We have established a formal investment policy, which describes our overall quality and diversification objectives and limits.

The following table shows the carrying values of our invested assets. Approximately 80% of our portfolio has been designated as available-for-sale (AFS) and is carried on the balance sheet at fair value. We determine fair values of our securities, including securities not actively traded, using the methodology described in the Critical Accounting Policies section above. Changes in fair values of AFS securities are reflected in other comprehensive income. The remainder of our portfolio has been designated as held-to-maturity (HTM). As prescribed by generally accepted accounting principles, HTM securities are carried at amortized cost, and accordingly there will be a difference between fair value and carrying value for HTM securities.

| | December 31, 2002 | | December 31, 2001 | |
|---|---|---|---|---|
| Publicly-issued bonds | $15,239 | 62.6% | $13,312 | 59.8% |
| Privately-placed bonds | 4,238 | 17.4 | 4,125 | 18.5 |
| Subtotal bonds | 19,477 | 80.0 | 17,437 | 78.3 |
| Redeemable preferred stock | 24 | 0.1 | 30 | 0.1 |
| Subtotal debt securities | 19,501 | 80.1 | 17,467 | 78.4 |
| Mortgage loans on real property | 3,294 | 13.5 | 3,094 | 13.9 |
| Common stock | 407 | 1.7 | 509 | 2.3 |
| Non-redeemable preferred stock | 2 | 0.0 | 2 | 0.0 |
| Policy loans | 909 | 3.7 | 911 | 4.1 |
| Real estate | 133 | 0.6 | 132 | 0.6 |
| Other | 33 | 0.1 | 20 | 0.1 |
| Cash and equivalents | 67 | 0.3 | 139 | 0.6 |
| Total | $24,346 | 100.0% | $22,274 | 100.0% |

*Credit Risk Management and Impairment Review*

Our internal guidelines require an average quality of an S&P or equivalent rating of "A" or higher for the entire bond portfolio. At December 31, 2002 the average quality rating of our bond portfolio was "A+". We monitor the overall credit quality of our portfolio within internal investment guidelines. This table describes our debt security portfolio by credit rating.

| SVO Rating | S&P or Equivalent Designation | Amortized Cost | Fair Value | Carrying Value | % of Carrying Value |
|---|---|---|---|---|---|
| 1 | AAA | $ 5,084 | $ 5,427 | $ 5,423 | 27.8% |
| 1 | AA | 1,843 | 1,996 | 1,979 | 10.1 |
| 1 | A | 4,649 | 5,054 | 4,957 | 25.5 |
| 2 | BBB | 5,626 | 5,948 | 5,855 | 30.0 |
| 3 | BB | 770 | 685 | 692 | 3.6 |
| 4 | B | 371 | 350 | 353 | 1.8 |
| 5 | CCC and lower | 199 | 151 | 160 | 0.8 |
| 6 | In or near default | 85 | 80 | 82 | 0.4 |
| | Total | $18,627 | $19,691 | $19,501 | 100.0% |

Limiting our bond exposure to any one creditor is another way we manage credit risk. The following table lists our ten largest exposures to an individual creditor in our bond portfolio as of December 31, 2002. As noted above, the carrying values in the following tables are stated at fair value for AFS securities and amortized cost for HTM securities.

| Creditor | Sector | Carrying Value |
|---|---|---|
| Bank of America | Banks | $104 |
| Wachovia | Banks | 99 |
| General Electric | Capital Goods | 94 |
| Burlington Northern Santa Fe | Transportation | 88 |
| U. S. Bancorp | Banks | 88 |
| Verizon Communications | Communications | 86 |
| Scana | Utilities | 86 |
| Citigroup | Banks | 86 |
| Cargill | Consumer Non-Cyclical | 85 |
| National Rural Utilities | Utilities | 84 |

Throughout 2002 large bankruptcy filings, defaults by companies within certain industries and specific country-related issues adversely affected the bond market. In addition, we witnessed significant deterioration in credit ratings throughout the year. Industries that were particularly affected included passenger airlines, communications, energy and technology. Credit spreads increased considerably, resulting in significantly lower market values on bonds in these sectors.

As noted above, credit risk is inherent in our bond portfolio. We manage this risk through a structured approach in which we assess the effects of the changing economic landscape. We devote a significant amount of effort of both highly specialized, well-trained internal resources and external experts in our approach to managing credit risk.

In identifying "potentially distressed securities" we first screen for all securities that have a fair value to amortized cost ratio of less than 80%. However, as part of this identification process, management must make assumptions and judgments using the following information:

- current fair value of the security compared to amortized cost
- length of time the fair value was below amortized cost
- industry factors or conditions related to a geographic area that are negatively affecting the security
- downgrades by a rating agency
- past due interest or principal payments or other violation of covenants
- deterioration of the overall financial condition of the specific issuer

In analyzing securities for other-than-temporary impairments, we then pay special attention to securities that have been potentially distressed for a period greater than six months. We assume that, absent reliable contradictory evidence, a security that is potentially distressed for a continuous period greater than twelve months has incurred an other-than-temporary impairment. Such reliable contradictory evidence might include, among other factors, a liquidation analysis performed by our investment professionals and consultants, improving financial performance or valuation of underlying assets specifically pledged to support the credit.

When we identify a security as potentially impaired, we add it to our potentially distressed security list and determine if the impairment is other than temporary. Various committees comprised of senior management and investment analysts intensively review the potentially distressed security list to determine if a security is deemed to be other than temporarily impaired. In this review, we consider the following criteria:

- fundamental analysis of the liquidity and financial condition of the specific issuer
- underlying valuation of assets specifically pledged to support the credit

- time period in which the fair value has been significantly below amortized cost
- industry sector or geographic area applicable to the specific issuer
- our ability and intent to retain the investment for a sufficient time to recover its value

When this intensive review determines that the decline is other than temporary based on management's judgment, the security is written down to fair value through a charge to realized investment gains and losses and is moved to the Corporate and Other segment. We adjust the amortized cost for both AFS and HTM securities that have experienced other-than-temporary impairments to reflect fair value at the time of the impairment. We consider factors that lead to an other-than-temporary impairment of a particular security in order to determine whether these conditions have impacted other similar securities.

*Below Investment Grade Securities*

We monitor those securities that are rated below investment grade as to individual exposures and in comparison to the entire portfolio, as an additional credit risk management strategy.

The following table shows the ten largest below investment grade debt security exposures by individual issuer at December 31, 2002.

| Creditor | Sector | Amortized Cost | Carrying Value | Gross Unrealized Loss |
|---|---|---|---|---|
| El Paso | Utilities | $65 | $53 | $(11) |
| Rite Aid | Consumer Cyclical | 48 | 42 | (6) |
| Intertape Polymer Group | Basic Materials | 35 | 41 | — |
| Qwest Communications | Communications | 44 | 34 | (11) |
| Williams Companies | Utilities | 35 | 33 | (2) |
| Carolina Tractor Equipment | Capital Goods | 25 | 27 | — |
| American Airlines | Transportation | 42 | 27 | (16) |
| Delta Airlines | Transportation | 30 | 23 | (9) |
| Allied Waste | Utilities | 25 | 22 | (4) |
| Mirant | Energy | 21 | 21 | (3) |

Bonds of these issuers that are investment grade are not included in these values. Securities of several of these creditors are also on the potentially distressed security list and are subject to additional analysis for other-than-temporary impairment.

At December 31, 2002 and 2001, below investment grade bonds were $1,287 or 6.6% and $1,065 or 6.1% of the carrying value of the bond portfolio. These are higher than our historical exposures. We are currently managing our below investment grade bonds to reduce our exposure as a percentage of the total portfolio over time.

*Unrealized Gains and Losses*

The majority of our unrealized gains and losses can be attributed to changes in interest rates and market changes in credit spreads, which have caused temporary price fluctuations. However, within the specific bonds with unrealized losses, we further stratify and analyze them as discussed above to determine if the unrealized loss is other than temporary.

The following table summarizes by category the unrealized gains and losses in our entire securities portfolios, including common stock and redeemable preferred stock, as of December 31, 2002.

| | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Fair Value | Carrying Value |
|---|---|---|---|---|---|
| **Available-for-sale, carried at fair value:** | | | | | |
| US Treasury obligations and direct obligations of US Government agencies | $ 340 | $ 27 | $ — | $ 367 | $ 367 |
| Federal agency mortgage backed securities (including collateralized mortgage obligations) | 3,225 | 224 | — | 3,449 | 3,449 |
| Obligations of states and political subdivisions | 79 | 5 | — | 84 | 84 |
| Corporate obligations | 10,094 | 746 | (237) | 10,603 | 10,603 |
| Corporate private-labeled mortgage backed securities (including collateralized mortgage obligations) | 1,829 | 113 | (4) | 1,938 | 1,938 |
| Redeemable preferred stock | 24 | 1 | (1) | 24 | 24 |
| Subtotal, debt securities | 15,591 | 1,116 | (242) | 16,465 | 16,465 |
| Non-redeemable preferred stock | 2 | — | — | 2 | 2 |
| Common stock | 44 | 366 | (3) | 407 | 407 |
| Securities available-for-sale | 15,637 | 1,482 | (245) | 16,874 | 16,874 |
| **Held-to-maturity, carried at amortized cost:** | | | | | |
| Obligations of state and political subdivisions | 11 | 1 | — | 12 | 11 |
| Corporate obligations | 3,025 | 233 | (45) | 3,213 | 3,025 |
| Debt securities held-to-maturity | 3,036 | 234 | (45) | 3,225 | 3,036 |
| Total AFS and HTM securities | $18,673 | $1,716 | $(290) | $20,099 | $19,910 |

These unrealized gains and losses do not necessarily represent future gains or losses that we will realize. Changing conditions related to specific bonds, overall market interest rates or credit spreads as well as our decisions concerning the timing of any sales may impact values we ultimately realize. Gross unrealized gains and losses at December 31, 2001 were $1,114 and $(369).

The following table shows the diversification of unrealized gains and losses for our debt securities portfolio across industry sectors as of December 31, 2002:

| | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Fair Value | Carrying Value |
|---|---|---|---|---|---|
| Industrials | | | | | |
| Basic Materials | $ 1,079 | $ 72 | $ (28) | $ 1,123 | $ 1,100 |
| Capital Goods | 785 | 56 | (13) | 828 | 819 |
| Communications | 525 | 40 | (24) | 541 | 535 |
| Consumer Cyclical | 1,922 | 143 | (22) | 2,043 | 2,001 |
| Consumer Non-Cyclical | 1,111 | 95 | (6) | 1,200 | 1,179 |
| Energy | 1,194 | 76 | (24) | 1,246 | 1,237 |
| Technology | 114 | 4 | (3) | 115 | 114 |
| Transportation | 759 | 70 | (54) | 775 | 770 |
| Other Industrials | 479 | 40 | — | 519 | 516 |
| Utilities | 2,446 | 167 | (74) | 2,539 | 2,510 |
| Financials | | | | | |
| Banks | 1,628 | 150 | (14) | 1,764 | 1,738 |
| Insurance | 343 | 23 | (1) | 365 | 362 |
| Other Financials | 1,187 | 78 | (20) | 1,245 | 1,233 |
| Mortgage Backed Securities (including Commercial Mortgage Backed Securities) | 5,055 | 336 | (4) | 5,387 | 5,387 |
| Total | $18,627 | $1,350 | $(287) | $19,690 | $19,501 |

We monitor unrealized losses through further analysis according to maturity date, credit quality, individual creditor exposure and the length of time the individual security has continuously been in an unrealized loss position.

The following table shows the maturity date distribution of our debt securities in an unrealized loss position at December 31, 2002. The fair values of these securities could fluctuate over the respective periods to maturity or any sale.

| | Amortized Cost | Fair Value | Gross Unrealized Losses | Carrying Value |
|---|---|---|---|---|
| Due in one year or less | $ 64 | $ 58 | $ (7) | $ 59 |
| Due after one year through five years | 425 | 382 | (42) | 395 |
| Due after five years through ten years | 668 | 592 | (76) | 606 |
| Due after ten years through twenty years | 619 | 504 | (115) | 519 |
| Due after twenty years | 317 | 279 | (38) | 281 |
| Amounts not due at a single maturity date | 80 | 72 | (8) | 71 |
| Subtotal | 2,173 | 1,887 | (286) | 1,931 |
| Redeemable preferred stocks | 4 | 3 | (1) | 3 |
| Total | $2,177 | $1,890 | $(287) | $1,934 |

The following table shows the credit quality of our debt securities with unrealized losses at December 31, 2002.

| SVO Rating | S&P or Equivalent Designation | Amortized Cost | Fair Value | % of Fair Value | Gross Unrealized Losses | % of Gross Unrealized Losses | Carrying Value |
|---|---|---|---|---|---|---|---|
| 1 | AAA/AA/A | $ 406 | $ 372 | 19.7% | $ (34) | 11.8% | $ 380 |
| 2 | BBB | 798 | 725 | 38.3 | (72) | 25.1 | 737 |
| 3 | BB | 539 | 442 | 23.4 | (97) | 33.8 | 452 |
| 4 | B | 227 | 196 | 10.4 | (31) | 10.8 | 200 |
| 5 | CCC and lower | 181 | 133 | 7.0 | (49) | 17.1 | 141 |
| 6 | In or near default | 26 | 22 | 1.2 | (4) | 1.4 | 24 |
| | Total | $2,177 | $1,890 | 100.0% | $(287) | 100.0% | $1,934 |

The following table shows the bonds of individual creditors that have unrealized losses of $10 or greater as of December 31, 2002. Bonds of the same creditors that have unrealized gains are not included.

| Creditor | Sector | Amortized Cost | Carrying Value | Unrealized Loss |
|---|---|---|---|---|
| American Airlines | Transportation | $42 | $27 | $(16) |
| P G & E | Utilities | 27 | 11 | (16) |
| Continental Airlines | Transportation | 38 | 31 | (13) |
| Qwest Communications | Communications | 52 | 42 | (13) |
| El Paso | Utilities | 65 | 53 | (11) |

The following table shows the length of time that individual securities have been in a continuous unrealized loss position.

| | Fair Value | Gross Unrealized Losses | % of Gross Unrealized Losses | Carrying Value |
|---|---|---|---|---|
| More than 1 year | $1,000 | $(195) | 67.9% | $1,025 |
| 6 months – 1 year | 169 | (39) | 13.6 | 180 |
| Less than 6 months | 721 | (53) | 18.5 | 729 |
| Total | $1,890 | $(287) | 100.0% | $1,934 |

Of the $287 gross unrealized losses at December 31, 2002, approximately $150 was included in our potentially distressed securities list mentioned above. Of this amount, $8 had been continuously included in our potentially distressed securities list for more than twelve months.

Information about unrealized gains and losses is subject to rapidly changing conditions. Securities with unrealized gains and losses will fluctuate, as will those securities that we have identified as potentially distressed. The recent volatility of financial markets and declines in market interest rates has led to an increase in both unrealized gains and losses. We consider all of the factors discussed earlier when we determine if an unrealized loss is other than temporary, including our ability and intent to hold the security until the value recovers. Our current evaluation of other-than-temporary impairments reflects our positive intent to hold certain securities until maturity. However, we may subsequently decide to sell certain of these securities in future periods within the overall context of our portfolio management strategies. If we make the decision to dispose of a security with an unrealized loss, we will write down the security to its fair value if we have not sold it by the end of the reporting period.

*Realized Losses — Write Downs and Sales*

Realized losses are comprised of both write downs on other-than-temporary impairments and actual sales of securities.

In 2002 we had other-than-temporary impairments on bonds of $163 as compared to $55 for 2001. The individual impairments in excess of $10, how they were measured, the circumstances giving rise to the losses, and the impact those circumstances have on other material investments we held at the time are as follows:

<u>2002</u>

- $19.8 write down of manufactured housing debt that was secured by long term mortgages on mobile homes and a corporate guarantee from the manufacturer and underwriter of the underlying collateral. The manufacturer filed for Chapter 11 bankruptcy protection rendering the corporate guarantee essentially worthless. In addition, we concluded that projected cash flows of the underlying collateral may be insufficient based on third-party valuations. This had no impact on other holdings in our portfolio.

- $19.8 write down of securitized refinanced HUD residential loans that also carried a corporate guarantee from the finance company that made the underlying loans. The finance company filed for Chapter 11 bankruptcy protection, which left us unable to collect under the corporate guarantee. Again, we concluded that projected cash flows of the underlying collateral may be insufficient based on third-party valuations. This had no impact on other holdings in our portfolio.

- $19.6 write down on debt of WorldCom, Inc., which filed for bankruptcy in July. This issuer had specific problems with accounting restatements and potentially questionable business practices. The entire telecommunications sector has been under pressure due to overcapacity. We then sold these securities in 2002. We specifically looked at other creditors in this sector including several on our potentially distressed security list and determined that at this point, the unrealized losses on securities we hold of other material creditors are temporary.

- $16.5 write down related to United Airlines equipment trust certificates. This airline filed for Chapter 11 bankruptcy protection. This had no impact on other holdings in our portfolio.

- $11.6 write down on debt of NRG Energy that defaulted due to liquidity issues brought upon by rapid ratings downgrades. We then sold these securities in 2002. The bulk of our holdings in the utilities sector are regulated utility bonds. However, we did review our exposure to unregulated companies, whose bonds are typically lower rated and display greater risk profile than regulated companies. In this review we did not identify any other write downs.

<u>2001</u>

- $13.0 write down on unsecured debt of Burlington Industries. The textile manufacturer had been suffering from liquidity issues and filed for Chapter 11 bankruptcy protection. We reviewed our exposure to securities issued by other textile manufacturers and did not identify any other write downs. This security was sold in 2002 at a price equal to book value.

There were no individual impairments in excess of $10 for 2000. The other write downs resulting from other-than-temporary impairments in all years were spread across many different sectors and related to specific issuer circumstances. The majority of write downs in 2002 were in the transportation, energy and telecommunications sectors.

In 2002, we incurred losses of $37 on sales of securities. The only individually material realized loss that occurred in 2002 from a sale of securities was an $8.9 loss on debt of Williams Cos., Inc., which suffered significant credit downgrades within a short period. The other realized losses from sales of securities were individually less than $1.0. These disposals were in accordance with established portfolio management strategies and did not previously meet the criteria for other-than-temporary impairment.

*Mortgage Backed Securities*

Mortgage backed securities (including Commercial Mortgage Backed Securities) at December 31, 2002 and 2001, all of which are included in debt securities available-for-sale, were as follows:

| | 2002 | 2001 |
|---|---|---|
| Federal agency issued mortgage backed securities | $3,449 | $3,254 |
| Corporate private-labeled mortgage backed securities | 1,938 | 2,330 |
| Total | $5,387 | $5,584 |

Our investment strategy with respect to mortgage backed securities (MBS) portfolio focuses on actively traded issues with less volatile cash flows. The majority of the MBS holdings are sequential and planned amortization class tranches of federal agency issuers. The MBS portfolio has been constructed with underlying mortgage collateral characteristics and structure in order to mitigate cash flow volatility over a range of interest rates.

Because of the steep decline in interest rates to record lows, the mortgage market has experienced record levels of refinancings and the structural protection of our MBS portfolio has eroded. We experienced prepayments on mortgage-backed securities totaling $1,277 or 22.8% of the average carrying value of the MBS portfolio in 2002, which exceeded our expectations. Our MBS portfolio is primarily a discount portfolio; therefore, larger than expected prepayments accelerated the amortization of income in 2002. Also, pursuant to SFAS 91, we adjusted our long-term prepayment speeds for the calculation of effective yields on a retrospective basis as a result of these prepayments. These two factors increased 2002 investment income by $7.6 after tax. Further, these repayments are reinvested at yields that are lower than our current portfolio yields, producing less investment income going forward. The decline in interest rates has continued into 2003, and we have continued to receive additional prepayments.

*Mortgage Loans*

We record mortgage loans on real property net of an allowance for credit losses. This allowance includes both reserve amounts for specific loans that are believed to be at a higher risk of becoming impaired in the near future, and a general reserve that is calculated by review of historical industry loan loss statistics. We consider future cash flows and the probability of payment when we calculate our specific loan loss reserve. At December 31, 2002 and 2001, our allowances for mortgage loan credit losses were $36 and $29.

*Derivative Instruments*

Our guidelines permit use of derivative financial instruments such as futures contracts and interest rate swaps in conjunction with specific direct investments. Our actual use of derivatives through December 31, 2002 has been limited to managing well-defined interest rate risks. Interest rate swaps utilized in our asset/liability management strategy with a current notional value of $278 and $132 were open as of December 31, 2002 and 2001. During 2002, we began using interest rate swaps to hedge future bond purchases that will back deposits on certain annuity contracts. This hedging strategy protects the spread between the annuity crediting rate offered at the time the annuities are sold and the income that will eventually be earned on bonds that will back annuity contracts issued. These interest rates contracts are generally terminated within a month. Effective August 1, 2002, we now purchase S&P 500 Index® options in association with our current sales of equity indexed annuities. The reinsurance agreement on previously issued equity indexed annuities remains in existence.

**Market Risk Exposures**

Since our assets and liabilities are largely monetary in nature, our financial position and earnings are subject to risks resulting from changes in interest rates at varying maturities, changes in spreads over U.S. Treasuries on new investment opportunities, changes in the yield curve, and equity price risks. During 2002, 10 year U.S. Treasury rates decreased 124 basis points versus an increase of 14 basis points in 2001.

In a falling interest rate environment, the risk of prepayment on some fixed income securities increases and funds prepaid are then reinvested at lower yields. We limit this risk by concentrating the fixed income portfolio mainly on non-callable securities, by selecting MBS's that are structured to minimize cash flow volatility and by purchasing securities that provide for "make-whole" type prepayment fees. Falling interest rates can also impact demand for our products, as bank certificates of deposit with no surrender charges and higher average returns from equity markets may become more attractive to new and existing customers. Conversely, in a rising interest rate environment, competitive pressures may make it difficult for us to sustain spreads between rates credited on interest-sensitive products and portfolio earnings rates, thereby prompting withdrawals by policyholders. We manage these risks by adjusting our interest crediting rates with due regard to the yield of our investment portfolio, minimum rate guarantees and pricing assumptions and by prudently managing interest rate risk of assets and liabilities.

As is typical in the industry, our life and annuity products contain minimum rate guarantees regarding interest we credit. For interest sensitive life products, our minimum rates range from approximately 2.5% to 6.0%, with an approximate weighted average of 4.2%. For annuity products, our minimum rates range from 3.0% to 6.0%, with the greatest concentration in the 3.5% to 4.0% range.

We employ various methodologies to manage our exposure to interest rate risks. Our asset/liability management process focuses primarily on the management of interest rate risk of our insurance operations. We monitor the duration of insurance liabilities compared to the duration of assets backing the insurance lines, measuring the optionality of cash flows. Our goal in this analysis is to prudently balance profitability and risk for each insurance product category, and for us as a whole. At December 31, 2002 and 2001, 89% of policy liabilities related to interest-sensitive portfolios.

We also consider the timing of cash flows arising from market risk sensitive instruments and insurance portfolios under varying interest rate scenarios as well as the related impact on reported earnings under those varying scenarios. Market risk sensitive instruments include debt and equity securities available-for-sale and held-to-maturity (including MBS securities), mortgage loans, policy loans, investment commitments, annuities in the accumulation phase and periodic payment annuities, commercial paper borrowings, repurchase agreements and interest rate swaps.

We have derived estimated incremental loss amounts by modeling estimated cash flows of our market risk sensitive instruments and insurance portfolios. Incremental income or loss is net of taxes at 35%. The model also assumes that all short-term debt consisting of commercial paper and reverse repurchase agreements are replaced with similar instruments. Estimated cash flows produced in the model assume reinvestments representative of our current investment strategy, and calls/prepayments include scheduled maturities as well as those expected to occur when borrowers can benefit financially based on the difference between prepayment penalties and new money rates under each scenario. Assumed lapse rates within insurance portfolios consider the relationships expected between crediting rates and market interest rates, as well as the level of surrender charges inherent in individual contracts. The illustrated incremental income or loss also includes the expected impact on amortization of DAC and VOBA. The model is based on our existing business in force as of December 31, 2002 and does not consider new sales of life and annuity products or the potential impact of interest rate fluctuations on sales.

The following table shows our estimate of the impact that various hypothetical interest rate scenarios would have on our earnings for a single year, based on the assumptions in our model. We believe that, based upon historically low current interest rates, a symmetrical change in interest rates is not reasonably possible. Our model shows the effect on income with an increase up to 300 basis points and a decrease in 100 basis points. We believe that the 300 basis point increase or 100 basis point decrease, experienced gradually over four quarters, reflects reasonably possible near term changes in interest rates as of December 31, 2002. The incremental loss for a year derives primarily from differences in the yield curves and in the sensitivities they introduce to our model.

| Change in Interest Rate | Estimated Incremental Single Year Loss |
|---|---|
| + 300 basis points | $(6) |
| + 200 basis points | (4) |
| + 100 basis points | (2) |
| - 100 basis points | (1) |

Generally, an increase in interest rates will benefit our earnings in the insurance portfolio, yet increase our interest expense on short-term debt. Conversely, a decrease in interest rates will decrease earnings from the insurance portfolio as minimum rate guarantees would begin to take effect and/or competitive conditions would not permit us to reduce crediting rates, while we would benefit from the decline in interest expense on our short-term debt.

Changes in interest rates for a single year illustrated above assume shifts in the yield curve, graded pro-rata over four quarters. The model also assumes that changes in our crediting rates will occur correspondingly with declines or increases in investment yields. The above table reflects the effect on one year. A spike in interest rates of 300 basis points that lasts for three years would produce a significantly larger estimated loss in the second and third years, as policyholders would potentially seek more attractive rates elsewhere. Correspondingly, a larger than 100 basis point decrease would cause a significantly larger estimated loss in the single year and cumulatively, as minimum rate guarantees would prohibit us from lowering credited rates on most products.

The incremental income or loss for shifts in excess of those shown or that occur more quickly than quarterly grading does not have a linear relationship to the values shown above. The incremental loss resulting from a higher change in interest rates would be proportionally greater due to the optionality of our interest-sensitive assets and liabilities. In contrast, the incremental income resulting from a greater decrease in interest rates would be proportionally less due to the effect of minimum rate guarantees in our interest-sensitive liabilities. A significant change in the slope of the yield curve could also affect our results. For example, competing products such as bank CDs could become relatively more attractive than our longer duration annuities under an inverted yield curve, resulting in higher policyholder withdrawals. An anticipated increase in interest rates could also suggest that we would term out some of the short-term debt, which the model does not take into consideration.

We are exposed to equity price risk on our equity securities (other than trading). We hold common stock with a fair value of $407; approximately $368 is in a single issuer, Bank of America Corporation (BankAmerica). We believe that a hypothetical 20% decline in the equity market is possible in the near term. If the market value of the S&P 500 Index, and of BankAmerica common stock specifically, decreased 20%, the fair value of our common stock as of December 31, 2002 would change as follows:

| | Hypothetical Change in Fair Value from 20% Market Decline |
|---|---|
| BankAmerica common stock | $(74) |
| Remaining equity securities | (7) |
| Total change in fair values | $(81) |

Certain fixed interest rate market risk sensitive instruments may not give rise to incremental income or loss during the period illustrated, but may be subject to changes in fair values which are reflected in equity. Note 18 presents additional disclosures concerning fair values of financial assets and financial liabilities.

## External Trends and Forward Looking Information

We operate within the United States financial services and broadcasting markets, which are both subject to general economic conditions. Interest rates on longer maturity debt instruments began trending down in late 2000 as economic growth slowed and have continued to drop dramatically especially in 2002 and early 2003. Additional changes in rates may affect our businesses in many ways as discussed earlier in the Market Risk Exposure section. As noted in the Investment section, the prolonged decline in general economic conditions has increased our credit risk. A prolonged period of further declining or even level interest rates in their current position would have an impact on our Individual and AIP segments. Investments purchased for those segments yielding rates lower than our current portfolio rates will lower our overall portfolio earned rates. In the Individual and AIP segments, there are minimum crediting rates on policyholder accounts inherent in the insurance portfolio due to both product guarantees and various state requirements. Our inability to reduce crediting rates in response to the declines in earned rates would result in a significant negative impact on future earnings. Furthermore, a continued general economic weakness would cause deterioration in our balance sheet and our overall future profitability.

Our operations are also affected over the longer term by demographic shifts, global markets, technological innovation and overall capital market volatility. These forces impact us in various ways such as demand for our insurance products and advertising revenues, competition from other financial services providers, competition from emerging technologies for television and radio advertising, competition for new investments, debt costs, mergers and consolidations within the financial services and communications sectors, and costs inherent in administering complex financial products.

Demographic changes include the aging of the baby boomers, reaching their high earning years at a time when investment yields from both equities and fixed rate products are at historically low points. This challenge has been met by the insurance industry by offering various types of fixed and variable products aimed at this population. The industry's overall individual life insurance sales in the U.S. increased 3% for 2002 and reflected a trend towards those financial products with a fixed rate given the volatility in the equity markets. As discussed previously, our individual life sales growth continues to be better than the overall industry.

*Regulatory and Legal Environment*

The U.S. insurance industry has experienced mergers, acquisitions, consolidations, sales of business lines and marketing arrangements with other financial services providers. These activities have been driven by a need to reduce costs of distribution and to increase economies of scale in the face of growing competition from larger insurers, banks, securities brokers, mutual funds and other non-traditional competitors. We expect further strategic alignments in the financial services industry given changing demographics, technological advances, customer expectations for one-stop shopping, and the modernization of the regulatory framework for financial services under the Gramm-Leach-Bliley Act. We continue to analyze our options within this environment for increasing distribution, adding products and technology and improving economies of scale.

Prescribed or permitted Statutory Accounting Principles (SAP) may vary between states and between companies. The NAIC completed the process of codifying SAP to promote standardization of methods. Our statutory surplus increased $41.6 as we implemented the codified SAP effective January 1, 2001.

State guaranty associations make assessments to cover losses to policyholders of insolvent or rehabilitated insurance companies. Assessments may be partially recovered through a reduction in future premium taxes in most states. We have accrued for expected assessments net of estimated future premium tax deductions.

See Item 3 for discussion of Legal Proceedings.

*Environmental Liabilities*

We are exposed to environmental regulation and litigation as a result of ownership of investment real estate and real estate owned by JPCC. Our actual loss experience has been minimal and we consider our exposure to environmental losses to be insignificant.

*Accounting Pronouncements*

See Note 2.

*Forward Looking Information*

You should note that this document and our other SEC filings reflect information that we believe was accurate as of the date the respective materials were made publicly available. They do not reflect later developments.

As a matter of policy, we do not normally make projections or forecasts of future events or our performance. When we do, we rely on a safe harbor provided by the Private Securities Litigation Reform Act of 1995 for statements that are not historical facts, called forward looking statements. These may include statements relating to our future actions, sales and product development efforts, expenses, the outcome of contingencies such as legal proceedings, or financial performance.

Certain information in our SEC filings and in any other written or oral statements made by us or on our behalf, involves forward looking statements. We have used appropriate care in developing this information, but any forward looking statements may turn out to be wrong. They can be affected by inaccurate assumptions or by known or unknown risks and uncertainties that could significantly affect our actual results. These risks and uncertainties include among others, general economic conditions (including the uncertainty as to the depth and duration of the current economic slowdown and the rate at which the economy recovers), the impact on the economy from any further terrorist activities or any US military engagements, and interest rate levels, changes and fluctuations, all of which can impact our sales, investment portfolios, and earnings; competitive factors, including pricing pressures, technological developments, new product offerings and the emergence of new competitors; changes in federal and state taxes (including the Bush Administration's tax proposals on dividends and retirement savings, and estate taxes); changes in the regulation of the financial services industry; or changes in other laws and regulations and their impact; and the various risks discussed earlier in this Item 7.

We undertake no obligation to publicly correct or update any forward looking statements, whether as a result of new information, future developments or otherwise. You are advised, however, to consult any further disclosures we make on related subjects in our press releases and filings with the SEC. In particular, you should read the discussion in the section entitled "External Trends and Forward Looking Information," and other sections it may reference, in our most recent 10-K report as it may be updated in our subsequent 10-Q and 8-K reports. This discussion covers certain risks, uncertainties and possibly inaccurate assumptions that could cause our actual results to differ materially from expected and historical results. Other factors besides those listed there could also adversely affect our performance.

**REPORT OF INDEPENDENT AUDITORS**

To the Board of Directors and Stockholders
Jefferson-Pilot Corporation

We have audited the accompanying consolidated balance sheets of Jefferson-Pilot Corporation and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Jefferson-Pilot Corporation and subsidiaries at December 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States.

As discussed in Note 2 to the financial statements, in 2002 the Company changed its method of accounting for goodwill and in 2001 the Company changed its method of accounting for derivative financial instruments.

Ernst & Young LLP

Greensboro, North Carolina
February 3, 2003, except for
Note 19, as to which the
date is March 10, 2003

## JEFFERSON-PILOT CORPORATION AND SUBSIDIARIES

## CONSOLIDATED BALANCE SHEETS

| | December 31 2002 | December 31 2001 |
|---|---|---|
| | (Dollar Amounts in Millions Except Share Information) | |
| **ASSETS** | | |
| Investments: | | |
| Debt securities available for sale, at fair value (amortized cost $15,591 and $13,904) | $16,465 | $14,128 |
| Debt securities held to maturity, at amortized cost (fair value $3,225 and $3,378) | 3,036 | 3,339 |
| Equity securities available for sale, at fair value (cost $46 and $29) | 409 | 511 |
| Mortgage loans on real estate | 3,294 | 3,094 |
| Policy loans | 909 | 911 |
| Real estate | 133 | 132 |
| Other investments | 33 | 20 |
| Total investments | 24,279 | 22,135 |
| Cash and cash equivalents | 67 | 139 |
| Accrued investment income | 302 | 281 |
| Due from reinsurers | 1,375 | 1,433 |
| Deferred policy acquisition costs and value of business acquired | 2,027 | 2,070 |
| Goodwill | 312 | 312 |
| Assets held in separate accounts | 1,785 | 2,148 |
| Other assets | 462 | 478 |
| Total assets | $30,609 | $28,996 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| Policy liabilities: | | |
| Future policy benefits | $ 2,592 | $ 2,565 |
| Policyholder contract deposits | 19,545 | 18,017 |
| Dividend accumulations and other policyholder funds on deposit | 248 | 250 |
| Policy and contract claims | 161 | 181 |
| Other | 586 | 486 |
| Total policy liabilities | 23,132 | 21,499 |
| Debt: | | |
| Commercial paper and revolving credit borrowings | 453 | 297 |
| Exchangeable Securities | — | 150 |
| Securities sold under repurchase agreements | 499 | 292 |
| Currently payable income taxes | 46 | 24 |
| Deferred income tax liabilities | 385 | 291 |
| Liabilities related to separate accounts | 1,785 | 2,148 |
| Accounts payable, accruals and other liabilities | 469 | 604 |
| Total liabilities | 26,769 | 25,305 |
| Commitments and contingent liabilities | | |
| Guaranteed preferred beneficial interest in subordinated debentures ("Capital Securities") | 300 | 300 |
| Stockholders' Equity: | | |
| Common stock and paid in capital, par value $1.25 per share: authorized 350,000,000 shares; issued and outstanding 2002 — 142,798,768 shares; 2001 — 150,006,582 shares | 180 | 188 |
| Retained earnings | 2,750 | 2,789 |
| Accumulated other comprehensive income | 610 | 414 |
| | 3,540 | 3,391 |
| Total liabilities and stockholders' equity | $30,609 | $28,996 |

See Notes to Consolidated Financial Statements

## JEFFERSON-PILOT CORPORATION AND SUBSIDIARIES

## CONSOLIDATED STATEMENTS OF INCOME

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2002 | 2001 | 2000 |
| | (Dollar Amounts in Millions Except Share Information) | | |
| **Revenue:** | | | |
| Premiums and other considerations | $1,564 | $1,424 | $1,365 |
| Net investment income | 1,623 | 1,533 | 1,430 |
| Realized investment (losses) gains | (22) | 66 | 102 |
| Communications sales | 210 | 196 | 210 |
| Other | 105 | 111 | 131 |
| Total revenue | 3,480 | 3,330 | 3,238 |
| **Benefits and Expenses:** | | | |
| Insurance and annuity benefits | 1,999 | 1,796 | 1,660 |
| Insurance commissions, net of deferrals | 115 | 132 | 134 |
| General and administrative expenses, net of deferrals | 167 | 171 | 180 |
| Insurance taxes, licenses and fees | 78 | 71 | 68 |
| Amortization of policy acquisition costs and value of business acquired | 286 | 237 | 261 |
| Communications operations | 125 | 123 | 121 |
| Total benefits and expenses | 2,770 | 2,530 | 2,424 |
| Income before income taxes | 710 | 800 | 814 |
| Income taxes | 235 | 263 | 277 |
| Net income before dividends on Capital Securities and cumulative effect of change in accounting principle | 475 | 537 | 537 |
| Dividends on Capital Securities | (25) | (25) | (25) |
| Cumulative effect of change in accounting for derivative instruments, net of income taxes | — | 1 | — |
| Net income available to common stockholders | $ 450 | $ 513 | $ 512 |
| **Earnings Per Share:** | | | |
| Net income available to common stockholders before cumulative effect of change in accounting principle, net of income taxes | $ 3.07 | $ 3.37 | $ 3.31 |
| Cumulative effect of change in accounting for derivative instruments, net of income taxes | — | 0.01 | — |
| **Net income per share available to common stockholders** | $ 3.07 | $ 3.38 | $ 3.31 |
| **Net income per share available to common stockholders — assuming dilution** | $ 3.04 | $ 3.34 | $ 3.28 |

See Notes to Consolidated Financial Statements

## JEFFERSON-PILOT CORPORATION AND SUBSIDIARIES

## CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

| | Common Stock and Paid in Capital | Retained Earnings | Accumulated Other Comprehensive Income | Total Stockholders' Equity |
|---|---|---|---|---|
| | (Dollar Amounts in Millions Except Share Information) | | | |
| **Balance, January 1, 2000** | $129 | $2,358 | $266 | $2,753 |
| Net income before dividends on Capital Securities | — | 537 | — | 537 |
| Other comprehensive income | — | — | 79 | 79 |
| Comprehensive income | | | | 616 |
| Common dividends $0.96 per share | — | (152) | — | (152) |
| Preferred dividends | — | (25) | — | (25) |
| Common stock issued | 12 | — | — | 12 |
| Common stock reacquired | (10) | (35) | — | (45) |
| **Balance, December 31, 2000** | 131 | 2,683 | 345 | 3,159 |
| Net income before dividends on Capital Securities | — | 538 | — | 538 |
| Change in fair value of derivative financial instruments, net of income taxes | — | — | 4 | 4 |
| Unrealized gain on available for sale securities, net of income taxes | — | — | 65 | 65 |
| Comprehensive income | | | | 607 |
| Common dividends $1.07 per share | — | (166) | — | (166) |
| Preferred dividends | — | (25) | — | (25) |
| Common stock issued | 4 | — | — | 4 |
| Common stock reacquired | (11) | (177) | — | (188) |
| Three-for-two common stock split | 64 | (64) | — | — |
| **Balance, December 31, 2001** | 188 | 2,789 | 414 | 3,391 |
| Net income before dividends on Capital Securities | — | 475 | — | 475 |
| Change in fair value of derivative financial instruments, net of income taxes | — | — | 9 | 9 |
| Unrealized gain on available for sale securities, net of income taxes | — | — | 187 | 187 |
| Comprehensive income | | | | 671 |
| Common dividends $1.18 per share | — | (175) | — | (175) |
| Preferred dividends | — | (25) | — | (25) |
| Common stock issued | 22 | — | — | 22 |
| Common stock reacquired | (30) | (314) | — | (344) |
| **Balance, December 31, 2002** | $180 | $2,750 | $610 | $3,540 |

See Notes to Consolidated Financial Statements

## JEFFERSON-PILOT CORPORATION AND SUBSIDIARIES

## CONSOLIDATED STATEMENTS OF CASH FLOWS

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2002 | 2001 | 2000 |
| | (Dollar Amounts in Millions) | | |
| **Cash Flows from Operating Activities** | | | |
| Net income before dividends on Capital Securities | $ 475 | $ 538 | $ 537 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Change in policy liabilities other than deposits | 103 | 79 | (21) |
| Credits to policyholder accounts, net | 165 | 172 | 138 |
| Deferral of policy acquisition costs, net of amortization | (277) | (215) | (201) |
| Change in receivables and asset accruals | 15 | (12) | (87) |
| Change in payables and expense accruals | (127) | 234 | 111 |
| Realized investment losses (gains) | 22 | (66) | (102) |
| Depreciation and amortization | (23) | 19 | 29 |
| Amortization of value of business acquired, net | 77 | 56 | 90 |
| Other | (2) | (4) | 7 |
| Net cash provided by operating activities | 428 | 801 | 501 |
| **Cash Flows from Investing Activities** | | | |
| Securities available for sale: | | | |
| Sales | 719 | 421 | 1,002 |
| Maturities, calls and redemptions | 1,848 | 1,035 | 718 |
| Purchases | (4,214) | (2,303) | (2,261) |
| Securities held to maturity: | | | |
| Sales | 86 | 21 | 13 |
| Maturities, calls and redemptions | 425 | 405 | 481 |
| Purchases | (227) | (658) | (292) |
| Repayments of mortgage loans | 188 | 156 | 122 |
| Mortgage loans originated | (394) | (477) | (350) |
| Increase (decrease) in policy loans, net | 2 | (19) | (25) |
| Acquisitions of subsidiaries, net of cash received | — | — | (3) |
| Other investing activities, net | (32) | (6) | (16) |
| Net cash used in investing activities | (1,599) | (1,425) | (611) |
| **Cash Flows from Financing Activities** | | | |
| Policyholder contract deposits | 2,867 | 2,918 | 2,570 |
| Withdrawals of policyholder contract deposits | (1,463) | (1,597) | (2,058) |
| Borrowings under short-term credit facilities | 3,643 | 3,830 | 3,266 |
| Repayments under short-term credit facilities | (3,487) | (3,937) | (3,222) |
| Net proceeds (payments) from securities sold under repurchase agreements | 208 | (105) | (126) |
| Repayment of ACES | — | — | (146) |
| Cash dividends paid | (198) | (187) | (173) |
| Common stock transactions, net | (321) | (184) | (33) |
| Other financing activities, net | (150) | (1) | (4) |
| Net cash provided by financing activities | 1,099 | 737 | 74 |
| Net (decrease) increase in cash and cash equivalents | (72) | 113 | (36) |
| Cash and cash equivalents, beginning | 139 | 26 | 62 |
| Cash and cash equivalents, ending | $ 67 | $ 139 | $ 26 |
| **Supplemental Cash Flow Information** | | | |
| Income taxes paid | $ 222 | $ 258 | $ 223 |
| Interest paid | $ 20 | $ 47 | $ 67 |

See Notes to Consolidated Financial Statements

## JEFFERSON-PILOT CORPORATION AND SUBSIDIARIES

## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
**(Dollar amounts in millions, except share information)**
**December 31, 2002**

### NOTE 1. NATURE OF OPERATIONS AND SIGNIFICANT TRANSACTIONS

#### Nature of Operations

Jefferson-Pilot Corporation (with its subsidiaries, referred to as the Company) operates in the life insurance and broadcasting industries. Life insurance, annuities, disability and dental insurance are currently marketed to individuals and businesses in the United States through the Company's principal life insurance subsidiaries: Jefferson-Pilot Life Insurance Company (JP Life), and Jefferson Pilot Financial Insurance Company (JPFIC) and its subsidiary, Jefferson Pilot LifeAmerica Insurance Company (JPLA), collectively referred to as JP Financial. Broadcasting operations are conducted by Jefferson-Pilot Communications Company (JPCC) and consist of radio and television broadcasting, through facilities located in strategically selected markets in the Southeastern and Western United States, and sports program production.

### NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

#### Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (GAAP). The insurance subsidiaries also submit financial statements to insurance industry regulatory authorities. Those financial statements are prepared on the basis of statutory accounting practices (SAP) and are significantly different from financial statements prepared in accordance with GAAP. See Note 12.

#### Principles of Consolidation

The consolidated financial statements include the accounts of Jefferson-Pilot Corporation and all of its subsidiaries. We have three immaterial investments in which we own less than 50% but greater than 20%. Neither the carrying value on the balance sheet nor the equity in earnings on the income statement related to these investments is material. We do not exercise control over any of these entities and therefore, do not consolidate these entities in accordance with ARB 51 and SFAS 94. We account for these investments on the equity method in accordance with APB 18. All material intercompany accounts and transactions have been eliminated.

#### Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenue and expenses for the reporting period. Those estimates are inherently subject to change and actual results could differ from those estimates. Included among the material (or potentially material) reported amounts and disclosures that require extensive use of estimates are fair value of certain invested assets, asset valuation allowances, deferred policy acquisition costs, goodwill, value of business acquired, policy liabilities, and the potential effects of resolving litigated matters.

#### Reclassifications

Certain amounts in prior years have been reclassified to conform with the current year presentation.

#### Cash and Cash Equivalents

The Company includes with cash and cash equivalents its holdings of highly liquid investments, which mature within three months of the date of acquisition.

### Debt and Equity Securities

Debt and equity securities are classified as either securities held to maturity, stated at amortized cost, or securities available for sale, stated at fair value with net unrealized gains and losses included in accumulated other comprehensive income, net of deferred income taxes and adjustments to deferred policy acquisition costs and value of business acquired.

Amortization of premiums and accrual of discounts on investments in debt securities are reflected in earnings over the contractual terms of the investments in a manner that produces a constant effective yield. Investment securities are regularly reviewed for impairment based on criteria that include the extent to which cost exceeds market value, the duration of the market decline, and the financial health of and specific prospects for the issuer. Unrealized losses that are considered to be other than temporary are recognized in realized gains and losses. Realized gains and losses on dispositions of securities are determined by the specific-identification method.

### Mortgage and Policy Loans

Mortgage loans on real estate are stated at unpaid balances, net of estimated unrecoverable amounts. In addition to a general estimated allowance, an allowance for unrecoverable amounts is provided when a mortgage loan becomes impaired. Mortgage loans are considered impaired when it becomes probable the Company will be unable to collect the total amounts due, including principal and interest, according to contractual terms. The impairment is measured based upon the present value of expected cash flows discounted at the effective interest rate on both a loan by loan basis and by measuring aggregated loans with similar risk characteristics. Interest on mortgage loans is recorded until collection is deemed improbable. Policy loans are stated at their unpaid balances.

### Real Estate and Other Investments

Real estate not acquired by foreclosure is stated at cost less accumulated depreciation. Real estate acquired by foreclosure is stated at the lower of depreciated cost or fair value minus estimated costs to sell. Real estate, primarily buildings, is depreciated principally by the straight-line method over estimated useful lives generally ranging from 30 to 40 years. Accumulated depreciation was $51 and $47 at December 31, 2002 and 2001. Other investments are stated at equity, or the lower of cost or market, as appropriate.

### Property and Equipment

Property and equipment, which is included in other assets, is stated at cost and depreciated principally by the straight-line method over estimated useful lives, generally 30 to 50 years for buildings and approximately 10 years for other property and equipment. Accumulated depreciation was $180 and $181 at December 31, 2002 and 2001.

### Deferred Policy Acquisition Costs and Value of Business Acquired

Costs related to obtaining new and renewal business, including commissions, certain costs of underwriting and issuing policies, certain agency office expenses, and first year bonus interest or day one premium bonuses on annuities, all of which vary with and are primarily related to the production of new and renewal business, have been deferred.

Deferred policy acquisition costs for traditional insurance products are amortized over the premium paying periods of the related contracts using the same assumptions for anticipated premium revenue that are used to compute liabilities for future policy benefits. For fixed universal life and annuity products, these costs are amortized at a constant rate based on the present value of the estimated future gross profits to be realized over the terms of the contracts, not to exceed 25 years.

Value of business acquired represents the actuarially determined present value of anticipated profits to be realized from life insurance and annuity business purchased, using the same assumptions used to value the related liabilities. Amortization of the value of business acquired occurs over the related contract periods, using current crediting rates to accrete interest and a constant amortization rate based on the present value of expected future profits for fixed universal life and annuity products.

Deferred policy acquisition costs and the value of business acquired for variable life and annuity products are amortized utilizing mean reversion techniques. In calculating the estimated gross profits for these products we utilize a long-term total net return on assets of 8.25% and a five-year reversion period. The reversion period is a period over which a short-term return assumption is utilized to maintain the model's overall long-term rate of return. The Company caps the reversion rate of return at 8.25% for one year and 10% for years two through five. Mean reversion techniques have the effect of smoothing out spikes or valleys in the amortization related to variable products.

The carrying amounts of deferred policy acquisition costs and value of business acquired are adjusted for the effect of non-credit related realized gains and losses, credit related gains, and the effects of unrealized gains and losses on debt securities classified as available for sale. Deferred policy acquisition costs and value of business acquired are not adjusted for the effect of credit related losses, rather as a part of the investment income allocation process a charge is made against the investment income allocated to the Individual Products, Annuity and Investment Products, and Benefit Partner segments. This charge is based upon the credit quality of the assets supporting each segment and is meant to replicate the expected credit losses that will emerge over a period of years. Through this mechanism, the Individual Products, Annuity and Investment Products, and Benefit Partner segments pay a relatively level charge to the corporate segment and in return are reimbursed when credit related losses actually occur.

Both deferred policy acquisition costs and value of business acquired are reviewed periodically to determine that the unamortized portion does not exceed the expected recoverable amounts. No impairment adjustments have been reflected in the results of operations for the years presented.

### Goodwill

Effective January 1, 2002, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets", which primarily addresses the accounting for goodwill and intangible assets subsequent to their acquisition. Through December 31, 2001, goodwill was amortized on a straight-line basis over periods of 25 to 40 years. Accumulated amortization was $41 at December 31, 2002 and 2001. Under SFAS 142, carrying amounts are regularly reviewed for indications of value impairment, with consideration given to financial performance and other relevant factors. In addition, certain events including a significant adverse change in legal factors or the business climate, an adverse action or assessment by a regulator, or unanticipated competition would cause the Company to review carrying amounts of goodwill for impairment. When considered impaired, the carrying amounts are written down using a combination of fair value and discounted cash flows. See further discussion under New Accounting Pronouncements below.

### Separate Accounts

Separate account assets and liabilities represent funds segregated for the benefit of certain policyholders who bear the investment risk. The separate account assets and liabilities, which are equal, are recorded at fair value. Policyholder account deposits and withdrawals, investment income and realized investment gains and losses are excluded from the amounts reported in the Consolidated Statements of Income. Fees charged on policyholders' deposits are included in other considerations.

### Recognition of Revenue

Premiums on traditional life insurance products are reported as revenue when received unless received in advance of the due date.

Premiums on accident and health, disability and dental insurance are reported as earned, over the contract period. A reserve is provided for the portion of premiums written which relates to unexpired coverage terms.

Revenue from universal life-type and annuity products includes charges for the cost of insurance, initiation and administration of the policy and surrender of the policy. Revenue from these products is recognized in the year assessed to the policyholder, except that any portion of an assessment that relates to services to be provided in future years is deferred and recognized over the period during which services are provided.

Concession income of the broker/dealer subsidiaries is recorded as earned and is presented in other revenue.

### Communication Revenue, Film and Program Rights

Communications sales are presented net of agency and representative commissions. Film and program rights result from license agreements under which the Company has acquired rights to broadcast certain television program material and are stated at cost less amortization. The cost of rights acquired is recorded as an asset, and an offsetting liability is also recorded when the cost is known or reasonably determinable, and the program material has been accepted and made available for broadcast. Amortization is determined using both straight-line and accelerated methods based on the terms of the license agreements. Carrying amounts are regularly reviewed by management for indications of impairment and are adjusted when appropriate to estimated amounts recoverable from future broadcast of the applicable program material.

### Recognition of Benefits and Expenses

Benefits and expenses, other than deferred policy acquisition costs, related to traditional life, accident and health, disability and dental insurance products are recognized when incurred in a manner designed to match them with related premiums and spread income recognition over expected policy lives. For universal life-type and annuity products, benefits include interest credited to policyholders' accounts, which is recognized as it accrues.

### Future Policy Benefits

Liabilities for future policy benefits on traditional life and disability insurance are computed by the net level premium valuation method based on assumptions about future investment yield, mortality, morbidity and persistency. Estimates about future circumstances are based principally on historical experience and provide for possible adverse deviations.

### Policyholder Contract Deposits

Policyholder contract deposits consist of policy values that accrue to holders of universal life-type contracts and annuities. The liability is determined using the retrospective deposit method and consists of policy values that accrue to the benefit of the policyholder, before deduction of surrender charges.

### Policy and Contract Claims

The liability for policy and contract claims consists of the estimated amount payable for claims reported but not yet settled and an estimate of claims incurred but not reported, which is based on historical experience, adjusted for trends and circumstances. Management believes that the recorded liability is sufficient to provide for claims incurred through the balance sheet date and the associated claims adjustment expenses.

### Reinsurance Balances and Transactions

Reinsurance receivables include amounts related to paid benefits and estimated amounts related to unpaid policy and contract claims, future policy benefits and policyholder contract deposits. The cost of reinsurance is accounted for over the terms of the underlying reinsured policies using assumptions consistent with those used to account for the policies.

### Stock Based Compensation

The Company accounts for stock incentive awards in accordance with APB Opinion No. 25, *"Accounting for Stock Issued to Employees"*, and accordingly, recognizes no compensation expense for stock option awards to employees or directors when the option price is not less than the market value of the stock at the date of award. The Company recognizes expense utilizing the fair value method in accordance with SFAS 123 for stock options granted to non-employees, specifically agents.

SFAS 123 requires the presentation of pro forma information as if the Company had accounted for its employee and director stock options granted after December 31, 1994 under the fair value method of that Statement.

The following is a reconciliation of reported net income and proforma information as if the Company had adopted SFAS 123 for its employee and director stock option awards.

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2002 | 2001 | 2000 |
| Net income, as reported | $ 450 | $ 513 | $ 512 |
| Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects | 11 | 11 | 8 |
| Pro forma net income available to common stockholders | $ 439 | $ 502 | $ 504 |
| Earnings per share available to common stockholders, as reported | $3.07 | $3.38 | $3.31 |
| Pro forma earnings per share available to common stockholders | $2.99 | $3.30 | $3.26 |
| Earnings per share available to common stockholders — assuming dilution, as reported | $3.04 | $3.34 | $3.28 |
| Pro forma earnings per share available to common stockholders — assuming dilution | $2.96 | $3.27 | $3.23 |

### Income Taxes

The Company and most of its subsidiaries file a consolidated life/nonlife federal income tax return. Currently, JP Financial files a separate consolidated return with its respective subsidiaries. Deferred income taxes are recorded on the differences between the tax bases of assets and liabilities and the amounts at which they are reported in the consolidated financial statements. Recorded amounts are adjusted to reflect changes in income tax rates and other tax law provisions as they become enacted.

### New Accounting Pronouncements

Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 141, "Business Combinations" (SFAS 141) and Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (SFAS 142). SFAS 141 requires that all business combinations initiated after June 30, 2001, be accounted for under the purchase method of accounting and establishes specific criteria for the recognition of intangible assets separately from goodwill. SFAS 142 primarily addresses the accounting for goodwill and intangible assets subsequent to their acquisition. In accordance with the statements, the Company no longer amortizes goodwill nor certain other intangible assets (primarily Federal Communication Commission

Licenses), but rather tests these intangible assets for impairment at least on an annual basis. During 2001, the Company recognized $13 of amortization expense related to these assets. The Company did not recognize any impairment losses upon adoption of SFAS 142. Further, the Company completed its annual test of impairment in the second quarter of 2002 and concluded that there had been no impairments. No subsequent events have occurred that would have led to impairment of goodwill and other intangibles.

Following is a reconciliation of reported earnings to adjusted earnings as if SFAS 142 had been in effect for all periods presented. In connection with the implementation of SFAS 142, the Company did not change the life on any intangible that was subject to amortization:

| | For the Year Ended December 31, | | |
|---|---|---|---|
| | 2002 | 2001 | 2000 |
| Reported net income available to common stockholders | $ 450 | $ 513 | $ 512 |
| Add back: Goodwill amortization | — | 11 | 11 |
| Add back: FCC Licenses amortization | — | 2 | 2 |
| Adjusted net income available to common stockholders | $ 450 | $ 526 | $ 525 |
| Basic Earnings Per Share of Common Stock: | | | |
| Reported net income available to common stockholders | $3.07 | $3.38 | $3.31 |
| Add back: Goodwill amortization | — | 0.07 | 0.07 |
| Add back: FCC Licenses amortization | — | 0.01 | 0.01 |
| Adjusted net income available to common stockholders | $3.07 | $3.46 | $3.39 |
| Earnings Per Share of Common Stock — Assuming Dilution: | | | |
| Reported net income available to common stockholders | $3.04 | $3.34 | $3.28 |
| Add back: Goodwill amortization | — | 0.07 | 0.07 |
| Add back: FCC Licenses amortization | — | 0.01 | 0.01 |
| Adjusted net income available to common stockholders | $3.04 | $3.42 | $3.36 |

In July 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 146, *"Accounting for Costs Associated with Exit or Disposal Activities"* (SFAS 146), which is effective for exit or disposal activities that are initiated after December 31, 2002. The Company currently is not engaging in any exit or disposal activities.

In November 2002, the Financial Accounting Standards Board issued Interpretation No. 45, *"Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others"* (Interpretation No. 45). The disclosure requirements of Interpretation No. 45 are effective for financial statements of interim or annual periods ending after December 15, 2002. Adoption of Interpretation No. 45 had no impact on the Company's financial statement disclosure for 2002. The initial recognition and initial measurement provisions are applicable on a prospective basis to guarantees issued or modified after December 31, 2002 and are not expected to have a significant impact on the Company's financial position or results of operations.

In December 2002, the Financial Accounting Standard Board issued Statement of Financial Accounting Standards No. 148, *"Accounting for Stock-Based Compensation — Transition and Disclosure"* (SFAS 148), which is effective for fiscal years ending after December 15, 2002. The Statement provides alternative methods of transition to SFAS 123's fair value method of accounting for stock-based employee compensation, if the Company had selected that method. SFAS 148 also increased the disclosure for companies' not electing to implement SFAS 123.

## NOTE 3. INCOME PER SHARE OF COMMON STOCK

The following table sets forth the computation of earnings per share before cumulative effect of change in accounting principle and earnings per share assuming dilution before cumulative effect of change in accounting principle. On February 12, 2001, the Board authorized a three-for-two stock split which was effected as a 50% stock dividend distributed on April 9, 2001 to shareholders of record as of March 19, 2001 (see Note 10). All share and per share amounts have been restated to give retroactive effect to the stock split:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2002 | 2001 | 2000 |
| **Numerator:** | | | |
| Net income before dividends on Capital Securities and cumulative effect of change in accounting principle | $ 475 | $ 537 | $ 537 |
| Dividends on Capital Securities | 25 | 25 | 25 |
| Numerator for net income per share and net income per share — assuming dilution — Net income available to common stockholders, before cumulative effect of change in accounting principle | $ 450 | $ 512 | $ 512 |
| **Denominator:** | | | |
| Denominator for net income per share — weighted-average shares outstanding | 146,846,698 | 151,914,983 | 154,575,633 |
| Effect of dilutive securities: | | | |
| Employee, director, and agent stock options | 1,375,644 | 1,496,187 | 1,345,802 |
| Denominator for net income per share — assuming dilution — adjusted weighted-average shares outstanding | 148,222,342 | 153,411,170 | 155,921,435 |
| **Net income per share, before cumulative effect of change in accounting principle** | $ 3.07 | $ 3.37 | $ 3.31 |
| **Net income per share — assuming dilution, before cumulative effect of change in accounting principle** | $ 3.04 | $ 3.33 | $ 3.28 |

## NOTE 4. INVESTMENTS

### Summary Cost and Fair Value Information

Aggregate amortized cost, aggregate fair value and gross unrealized gains and losses are as follows:

| | December 31, 2002 | | | |
|---|---|---|---|---|
| | Amortized Cost | Gross Unrealized Gains | Gross Unrealized (Losses) | Fair Value |
| **Available for sale carried at fair value** | | | | |
| U.S. Treasury obligations and direct obligations of U.S. Government agencies | $ 340 | $ 27 | $ — | $ 367 |
| Federal agency issued mortgage backed securities (including collateralized mortgage obligations) | 3,225 | 224 | — | 3,449 |
| Obligations of states and political subdivisions | 79 | 5 | — | 84 |
| Corporate obligations | 10,094 | 746 | (237) | 10,603 |
| Corporate private-labeled mortgage backed securities (including collateralized mortgage obligations) | 1,829 | 113 | (4) | 1,938 |
| Redeemable preferred stocks | 24 | 1 | (1) | 24 |
| Subtotal, debt securities | 15,591 | 1,116 | (242) | 16,465 |
| Equity securities | 46 | 366 | (3) | 409 |
| Securities available for sale | $15,637 | $1,482 | $(245) | $16,874 |
| **Held to maturity carried at amortized cost** | | | | |
| Obligations of state and political subdivisions | $ 11 | $ 1 | $ — | $ 12 |
| Corporate obligations | 3,025 | 233 | (45) | 3,213 |
| Debt securities held to maturity | $ 3,036 | $ 234 | $ (45) | $ 3,225 |

| | December 31, 2001 | | | |
|---|---|---|---|---|
| | Amortized Cost | Gross Unrealized Gains | Gross Unrealized (Losses) | Fair Value |
| **Available for sale carried at fair value** | | | | |
| U. S. Treasury obligations and direct obligations of U.S. Government agencies | $ 128 | $ 12 | $ — | $ 140 |
| Federal agency issued mortgage backed securities (including collateralized mortgage obligations) | 3,116 | 141 | (3) | 3,254 |
| Obligations of states and political subdivisions | 30 | 1 | (1) | 30 |
| Corporate obligations | 8,348 | 281 | (285) | 8,344 |
| Corporate private-labeled mortgage backed securities (including collateralized mortgage obligations) | 2,253 | 95 | (18) | 2,330 |
| Redeemable preferred stocks | 29 | 1 | — | 30 |
| Subtotal, debt securities | 13,904 | 531 | (307) | 14,128 |
| Equity securities | 29 | 483 | (1) | 511 |
| Securities available for sale | $13,933 | $1,014 | $(308) | $14,639 |
| **Held to maturity carried at amortized cost** | | | | |
| Obligations of state and political subdivisions | $ 15 | $ — | $ — | $ 15 |
| Corporate obligations | 3,324 | 100 | (61) | 3,363 |
| Debt securities held to maturity | $ 3,339 | $ 100 | $ (61) | $ 3,378 |

### Contractual Maturities

Aggregate amortized cost and aggregate fair value of debt securities as of December 31, 2002, according to contractual maturity date, are as indicated below. Actual future maturities may differ from the contractual maturities shown because the issuers of certain debt securities have the right to call or prepay the amounts due the Company, with or without penalty.

| | Available for Sale | | Held to Maturity | |
|---|---|---|---|---|
| | Amortized Cost | Fair Value | Amortized Cost | Fair Value |
| Due in one year or less | $ 455 | $ 463 | $ 371 | $ 377 |
| Due after one year through five years | 2,630 | 2,790 | 927 | 980 |
| Due after five years through ten years | 5,156 | 5,499 | 1,073 | 1,160 |
| Due after ten years through twenty years | 2,251 | 2,309 | 515 | 544 |
| Due after twenty years | 4,992 | 5,309 | 149 | 164 |
| Amounts not due at a single maturity date | 83 | 71 | 1 | — |
| | 15,567 | 16,441 | 3,036 | 3,225 |
| Redeemable preferred stocks | 24 | 24 | — | — |
| | $15,591 | $16,465 | $3,036 | $3,225 |

### Investment Concentration, Risk and Impairment

Investments in debt and equity securities include 1,747 issuers, with no one corporate issuer representing more than one percent of investments. Debt and equity securities include investments in Bank of America of $368 and $584 as of December 31, 2002 and 2001.

The Company's mortgage loan portfolio is comprised of conventional real estate mortgages collateralized primarily by retail (32%), industrial (20%), office (18%), apartment (17%), and hotel (11%) properties. Mortgage loan underwriting standards emphasize the credit status of a prospective borrower, quality of the underlying collateral and conservative loan-to-value relationships. Approximately 34% of stated mortgage loan balances as of December 31, 2002 are due from borrowers in South Atlantic states, approximately 21% are due from borrowers in West South Central states and approximately 12% are due from borrowers in Pacific states. No other geographic region represents as much as 10% of December 31, 2002 mortgage loans.

At December 31, 2002 and 2001, the recorded investment in mortgage loans that are considered to be impaired was $66 and $81. Delinquent loans outstanding as of December 31, 2002 and 2001 totaled $12 and $0. The related allowance for credit losses on all mortgage loans was $36 at December 31, 2002 and $29 at December 31, 2001. The average recorded investment in impaired loans was $77, $67 and $57 during the years ended December 31, 2002, 2001 and 2000, on which interest income of $6, $7 and $3 was recognized.

The Company uses repurchase agreements to meet various cash requirements. At December 31, 2002 and 2001, the amounts held in debt securities available for sale pledged as collateral for these borrowings were $532 and $306.

### Securities Lending

In its securities lending program, the Company generally receives cash collateral in an amount that is in excess of the market value of the securities loaned. Market values of securities loaned and collateral are monitored daily, and additional collateral is obtained as necessary. The market value of securities loaned and collateral received amounted to $533 and $555 at December 31, 2002 and $248 and $258 at December 31, 2001.

### Changes in Net Unrealized Gains on Securities

Changes in amounts affecting net unrealized gains included in other comprehensive income, reduced by deferred income taxes, are as follows:

| | Net Unrealized Gains (Losses) | | |
|---|---|---|---|
| | Debt Securities | Equity Securities | Total |
| Net unrealized gains on securities available for sale as of December 31, 1999 | $(146) | $ 412 | $ 266 |
| Change during year ended December 31, 2000: | | | |
| Increase (decrease) in stated amount of securities | 460 | (152) | 308 |
| Decrease in value of business acquired and deferred policy acquisition costs | (190) | — | (190) |
| Increase in carrying value of Exchangeable Securities (Note 8) | — | 4 | 4 |
| Increase (decrease) in deferred income tax liabilities | (95) | 52 | (43) |
| Increase (decrease) in net unrealized gains included in other comprehensive income | 175 | (96) | 79 |
| Net unrealized gains on securities available for sale as of December 31, 2000 | 29 | 316 | 345 |
| Change during year ended December 31, 2001: | | | |
| Increase (decrease) in stated amount of securities | 165 | (5) | 160 |
| Decrease in value of business acquired and deferred policy acquisition costs | (48) | — | (48) |
| Decrease in carrying value of Exchangeable Securities (Note 8) | — | (11) | (11) |
| Increase in derivative financial instruments | 6 | — | 6 |
| Increase (decrease) in deferred income tax liabilities | (40) | 2 | (38) |
| Increase (decrease) in net unrealized gains included in other comprehensive income | 83 | (14) | 69 |
| Net unrealized gains on securities available for sale as of December 31, 2001 | 112 | 302 | 414 |
| Change during year ended December 31, 2002: | | | |
| Increase (decrease) in stated amount of securities | 650 | (119) | 531 |
| Decrease in value of business acquired and deferred policy acquisition costs | (238) | — | (238) |
| Increase in derivative financial instruments | 9 | — | 9 |
| Increase (decrease) in deferred income tax liabilities | (144) | 38 | (106) |
| Increase (decrease) in net unrealized gains included in other comprehensive income | 277 | (81) | 196 |
| Net unrealized gains on securities available for sale as of December 31, 2002 | $ 389 | $ 221 | $ 610 |

## Net Investment Income

The details of investment income, net of investment expenses, follow:

| | Year Ended December 31, 2002 | 2001 | 2000 |
|---|---|---|---|
| Interest on debt securities | $1,325 | $1,270 | $1,202 |
| Investment income on equity securities | 18 | 23 | 27 |
| Interest on mortgage loans | 250 | 234 | 212 |
| Interest on policy loans | 52 | 48 | 49 |
| Other investment income | 23 | 29 | 34 |
| Gross investment income | 1,668 | 1,604 | 1,524 |
| Investment expenses | (45) | (71) | (94) |
| Net investment income | $1,623 | $1,533 | $1,430 |

Investment expenses include interest, salaries, expenses of maintaining and operating investment real estate, real estate depreciation and other allocated costs of investment management and administration.

## Realized Gains and Losses

The details of realized investment gains (losses) including other than temporary impairments follow:

| | Year Ended December 31, 2002 | 2001 | 2000 |
|---|---|---|---|
| Common stocks | $ 160 | $146 | $120 |
| Debt securities | (167) | (80) | (22) |
| Total securities | (7) | 66 | 98 |
| Real estate | (2) | 1 | 1 |
| Other | (8) | (2) | 1 |
| Amortization of deferred policy acquisition costs and value of business acquired | (5) | 1 | 2 |
| Realized investment (losses) gains | $ (22) | $ 66 | $102 |

Information about total gross realized gains and losses including other than temporary impairments on securities transactions follows:

| | Year Ended December 31, 2002 | 2001 | 2000 |
|---|---|---|---|
| Gross realized: | | | |
| Gains | $ 196 | $160 | $136 |
| Losses | (203) | (94) | (38) |
| Net realized (losses) gains on total securities | $ (7) | $ 66 | $ 98 |

Information about gross realized gains and losses including other than temporary impairments on available for sale securities transactions follows:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2002 | 2001 | 2000 |
| Gross realized: | | | |
| Gains | $ 191 | $156 | $266 |
| Losses | (182) | (75) | (23) |
| Net realized gains on available for sale securities | $ 9 | $ 81 | $243 |

## Other Information

The Company sold certain securities that had been classified as held to maturity, due to significant declines in credit worthiness. The net carrying amounts of sold securities were $86, $27, and $17 for 2002, 2001, and 2000. The realized gains/(losses) on the securities were $0, $(6), and $(4) for 2002, 2001, and 2000.

## NOTE 5. DERIVATIVE FINANCIAL INSTRUMENTS

SFAS 133 requires companies to recognize all derivative instruments as either assets or liabilities in the balance sheet at fair value. The fair values of the Company's derivative instruments of $18 and $10 at December 31, 2002 and 2001, are included in other investments in the accompanying balance sheet. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge or a hedge related to foreign currency exposure. The Company accounts for changes in fair values of derivatives that are not part of a hedge or do not qualify for hedge accounting through current earnings during the period of the change. For derivatives that are designated and qualify as cash flow hedges, the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same period during which the hedged transaction impacts earnings. The remaining gain or loss on these derivative instruments is recognized in current earnings during the period of the change. Effectiveness of the Company's hedge relationships is assessed and measured on a quarterly basis. The Company has no fair value hedges or hedges of net investments in foreign operations.

## Cash Flow Hedging Strategy

The Company uses interest rate swaps to convert floating rate investments to fixed rate investments. Interest is exchanged periodically on the notional value, with the Company receiving the fixed rate and paying various short-term LIBOR rates on a net exchange basis. For the year ended December 31, 2002 and 2001 the ineffective portion of the Company's cash flow hedging instruments, which is recognized in realized investment gains, was not significant. At December 31, 2002 and 2001 the maximum term of interest rate swaps that hedge floating rate investments were ten years and eleven years.

The Company also uses interest rate swaps to hedge anticipated purchases of assets that support the annuity line of business. As assets are purchased, the interest rate swap is unwound resulting in a realized gain/(loss) which effectively offsets the change in the cost of the assets purchased to back annuities issued. The gain/(loss) is amortized into income over time, resulting in an overall yield that is consistent with the companies' pricing assumptions.

Certain swaps serve as economic hedges but do not qualify for hedge accounting under SFAS 133. These swaps are marked to market through realized gains. For the year ended December 31, 2002 and 2001, the Company's realized investment gains were insignificant.

For the year ended December 31, 2002 and 2001, the Company recognized other comprehensive income related to cash flow hedges of $5 and $3.

For the year ended December 31, 2002 and 2001, the Company did not reclassify any significant gains or losses into earnings as a result of the discontinuance of its cash flow hedges. Further, the Company does not expect to reclassify a significant amount of net gains (losses) on derivative instruments from accumulated other comprehensive income to earnings during the next twelve months.

### Other Derivatives

The Company markets equity-indexed annuities as the result of its purchase of The Guarantee Life Companies Inc. and its subsidiaries, including Guarantee Life Insurance Company, collectively referred to as Guarantee. These contracts have an equity market component, where interest credited to the contracts is linked to the performance of the S&P 500® index. The Company has historically managed this risk by purchasing call options that mirrored the interest credited to the contracts. These call options act as an economic hedge, as changes in their fair values are recognized in net investment income. For the year ended December 31, 2002 and 2001, activity reflected in net investment income related to these options was not significant.

The Company also invests in debt securities with embedded options, which are considered to be derivative instruments under SFAS 133. These derivatives are marked to market through realized investment gains and were insignificant for the year ended December 31, 2002 and 2001.

Counterparties to derivative instruments expose the Company to credit risk in the event of non-performance. The Company limits this exposure by diversifying among counterparties with high credit ratings.

The Company's credit risk exposure on swaps is limited to the fair value of swap agreements that it has recorded as an asset. The Company does not expect any counterparty to fail to meet its obligation. Currently, non-performance by a counterparty would not have a material adverse effect on the Company's financial position or results of operations. The Company's exposure to market risk is mitigated by the offsetting effects of changes in the value of swap agreements and the related direct investments and credited interest on annuities.

## NOTE 6. DEFERRED POLICY ACQUISITION COSTS AND VALUE OF BUSINESS ACQUIRED

### Deferred Policy Acquisition Costs

Information about deferred policy acquisition costs follows:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2002 | 2001 | 2000 |
| Beginning balance | $1,410 | $1,219 | $1,091 |
| Deferral: | | | |
| Commissions | 357 | 284 | 274 |
| Other | 122 | 100 | 80 |
| | 479 | 384 | 354 |
| Amortization | (202) | (169) | (153) |
| Adjustment related to unrealized (gains) on debt securities available for sale | (159) | (24) | (75) |
| Adjustment related to realized losses (gains) on debt securities | (3) | — | 2 |
| Ending balance | $1,525 | $1,410 | $1,219 |

### Value of Business Acquired

Information about value of business acquired follows:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2002 | 2001 | 2000 |
| Beginning balance | $660 | $740 | $ 949 |
| Deferral of commissions and accretion of interest | 7 | 12 | 18 |
| Amortization | (84) | (68) | (108) |
| Adjustment related to unrealized (gains) losses on debt securities available for sale | (79) | (25) | (115) |
| Adjustment related to realized (gains) losses on debt securities | (2) | 1 | — |
| Adjustment related to purchase accounting | — | — | (4) |
| Ending balance | $502 | $660 | $ 740 |

During 2000, the Company finalized its purchase accounting for the acquisition of Guarantee, resulting in an adjustment to decrease the value of business acquired by $4.

Expected approximate amortization percentages relating to the value of business acquired for the next five years are as follows:

| Year | Amortization Percentage |
|---|---|
| 2003 | 11.5% |
| 2004 | 9.8% |
| 2005 | 8.4% |
| 2006 | 7.9% |
| 2007 | 7.7% |

## NOTE 7. POLICY LIABILITIES INFORMATION

### Interest Rate Assumptions

The liability for future policy benefits associated with ordinary life insurance policies has been determined using initial interest rate assumptions ranging from 2.0% to 11.5% and, when applicable, uniform grading over 10 to 30 years to ultimate rates ranging from 2.0% to 6.5%. Interest rate assumptions for weekly premium, monthly debit and term life insurance products generally fall within the same ranges as those pertaining to ordinary life insurance policies.

Credited interest rates for universal life-type products ranged from 4.0% to 7.5% in 2002 and 2001, and 4.1% to 6.7% in 2000. The average credited interest rates for universal life-type products were 5.6% each of the last three years. For annuity products, credited interest rates generally ranged from 3.0% to 7.8% in 2002, 4.0% to 9.8% in 2001 and 4.0% to 9.0% in 2000.

### Mortality and Withdrawal Assumptions

Assumed mortality rates are generally based on experience multiples applied to select and ultimate tables commonly used in the industry. Withdrawal assumptions for individual life insurance policies are based on historical company experience and vary by issue age, type of coverage and policy duration.

For structured settlements issued prior to 1987, mortality assumptions are based on blends of the 1971 Individual Annuity Mortality Table and the 1969-71 U. S. Life Tables. For similar products issued between 1987 and 1999, mortality assumptions are based on blends of the 1983a and 1979-81 U.S. Life Tables. For similar products issued after 1999, mortality assumptions are based on the Annuity 2000 Mortality Table.

For immediate annuities, the 1971 IAM is used for issues prior to 1992, the 83a table is used for issues between 1992 and 1999, and issues after 1999 use the 2000a table.

### Accident and Health and Disability Insurance Liabilities Activity

Activity in the liabilities for accident and health and disability benefits, including reserves for future policy benefits and unpaid claims and claim adjustment expenses, is summarized below:

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| Balance as of January 1 | $540 | $552 | $524 |
| Less reinsurance recoverables | 135 | 146 | 130 |
| Net balance as of January 1 | 405 | 406 | 394 |
| Amount incurred: | | | |
| Current year | 366 | 304 | 270 |
| Prior years | (38) | (44) | (15) |
| | 328 | 260 | 255 |
| Less amount paid: | | | |
| Current year | 211 | 174 | 148 |
| Prior years | 90 | 87 | 95 |
| | 301 | 261 | 243 |
| Net balance as of December 31 | 432 | 405 | 406 |
| Plus reinsurance recoverables | 132 | 135 | 146 |
| Balance as of December 31 | $564 | $540 | $552 |
| Balance as of December 31 included with: | | | |
| Future policy benefits | $530 | $498 | $485 |
| Policy and contract claims | 34 | 42 | 67 |
| | $564 | $540 | $552 |

The Company uses conservative estimates for determining its liability for accident and health and disability benefits, which are based on historical claim payment patterns and attempt to provide for potential adverse changes in claim patterns and severity. Lower than anticipated claims resulted in adjustments to liabilities in each year.

## NOTE 8. DEBT AND EXCHANGEABLE SECURITIES

### Commercial Paper and Revolving Credit Borrowings

The Company has entered into a bank credit agreement for unsecured revolving credit, under which the Company has the option to borrow at various interest rates. In May 2002, the Company replaced an expiring $375 bank agreement with new unsecured revolving credit agreements, currently aggregating $525, half available for five years and half available for 364 days. The credit agreements principally support our issuance of commercial paper. As of December 31, 2002, outstanding commercial paper had various maturities, with none in excess of 120 days. The Company can issue commercial paper with maturities of up to 270 days. In the event the Company is not able to remarket commercial paper at maturity, the Company has sufficient liquidity, consisting of the bank credit agreement, liquid assets, such as equity securities, and other resources to retire these obligations. The weighted-average interest rates for commercial paper borrowings outstanding of $453 and $297 at December 31, 2002 and 2001 were 1.44% and 3.72%.

### Exchangeable Securities

The Mandatorily Exchangeable Debt Securities (MEDS) and Automatic Common Exchange Securities (ACES) are collectively referred to as Exchangeable Securities.

*MEDS*

On January 10, 2002, the Company repaid the MEDS for $150 in cash, representing the original principal of the debt, plus accrued interest.

*ACES*

On January 21, 2000, the Company repaid the ACES for $146 in cash, plus accrued interest.

### Interest

Interest expense totaled $15, $44, and $67 for 2002, 2001 and 2000, respectively.

## NOTE 9. CAPITAL SECURITIES

In January and March 1997, respectively, the Company privately placed $200 of 8.14% Capital Securities, Series A and $100 of 8.285% Capital Securities, Series B. The Capital Securities mature in the year 2046, but are redeemable prior to maturity at the option of the Company beginning January 15, 2007. The Capital Securities are supported by subordinated indebtedness of the Company.

## NOTE 10. STOCKHOLDERS' EQUITY

### Common Stock

Changes in the number of shares outstanding are as follows:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2002 | 2001 | 2000 |
| Shares outstanding, beginning | 150,006,582 | 154,305,846 | 155,017,028 |
| Shares issued under stock option plans | 673,486 | 141,075 | 391,590 |
| Shares reacquired | (7,881,300) | (4,440,339) | (1,102,772) |
| Shares outstanding, ending | 142,798,768 | 150,006,582 | 154,305,846 |

On February 12, 2001, the Board authorized a three-for-two common stock split which became effective as a 50% stock dividend distributed on April 9, 2001 to shareholders of record as of March 19, 2001. The split-adjusted value of fractional shares was paid in cash. The par value of additional shares issued, which totaled $64, was reclassified from retained earnings to common stock. All share and per share information gives retroactive effect to the stock split.

### Shareholders' Rights Plan

Under a shareholders' rights plan, one common share purchase right is attached to each share of the Company's common stock. The plan becomes operative in certain events involving an offer for or the acquisition of 15% or more of the Company's common stock by any person or group. Following such an event, each right, unless redeemed by the Company's Board, entitles the holder (other than the acquiring person or group) to purchase for an exercise price of $156.67 an amount of common stock of the Company (or in the discretion of the

Board, preferred stock, debt securities, or cash), or in certain circumstances stock of the acquiring company, having a market value of twice the exercise price. Approximately 143 million shares of common stock are currently reserved for the amended rights plan. The rights expire on February 8, 2009 unless extended by the Board, and are redeemable by the Board at a price of 0.30 cents per right at any time before they become exercisable.

### Preferred Stock

The Company has 20,000,000 shares of preferred stock authorized (none issued) with the par value, dividend rights and other terms to be fixed by the Board of Directors, subject to certain limitations on voting rights.

## NOTE 11. STOCK INCENTIVE PLANS

### Long Term Stock Incentive Plan

Under the Long Term Stock Incentive Plan, a Committee of independent directors may award nonqualified or incentive stock options and stock appreciation rights, and make grants of the Company's stock, to employees of the Company and to life insurance agents. Stock grants may be either restricted stock or unrestricted stock distributed upon the achievement of performance goals established by the Committee.

A total of 13,616,841 shares are available for issuance pursuant to outstanding or future awards as of December 31, 2002. The option price may not be less than the market value of the Company's common stock on the award date. Options are exercisable for periods determined by the Committee, not to exceed ten years from the award date, and vest immediately or over periods as determined by the Committee. Restricted and unrestricted stock grants are limited to 10% of the total shares reserved for the Plan. This plan will terminate as to further awards on May 3, 2009, unless earlier terminated by the Board.

### Non-Employee Directors' Plan

Under the Non-Employee Directors' Stock Option Plan, 758,721 shares of the Company's common stock are reserved for issuance pursuant to outstanding or future awards as of December 31, 2002. Nonqualified stock options are automatically awarded, at market prices on specified award dates. The options vest over a period of one to three years, and terminate ten years from the date of award, but are subject to earlier vesting or termination under certain circumstances. This plan will terminate as to further awards on March 31, 2003.

### Summary Stock Option Activity

Summarized information about the Company's stock option activity follows:

| | 2002 | | 2001 | | 2000 | |
|---|---|---|---|---|---|---|
| | Options | Weighted-Average Exercise Price Per Share | Options | Weighted-Average Exercise Price Per Share | Options | Weighted-Average Exercise Price Per Share |
| Outstanding beginning of year | 9,492,389 | $34.82 | 7,644,441 | $31.32 | 6,847,190 | $30.08 |
| Granted | 1,436,361 | 47.71 | 2,222,163 | 46.39 | 1,329,225 | 35.96 |
| Exercised | (707,740) | 26.63 | (132,948) | 21.43 | (386,091) | 22.13 |
| Forfeited | (268,204) | 44.15 | (241,267) | 37.79 | (145,883) | 39.85 |
| Outstanding end of year | 9,952,806 | $37.01 | 9,492,389 | $34.82 | 7,644,441 | $31.32 |
| Exercisable at end of year | 7,576,734 | $34.23 | 6,070,322 | $30.82 | 5,337,104 | $27.81 |
| Weighted-average fair value of options granted during the year | $ 10.73 | | $ 11.27 | | $ 8.96 | |

The following table summarizes certain stock option information at December 31, 2002:

| | Options Outstanding | | | Options Exercisable | |
|---|---|---|---|---|---|
| Range of Exercise Prices | Number of Shares | Weighted-Average Remaining Contractual Life | Weighted-Average Exercise Price | Number of Shares | Weighted-Average Exercise Price |
| $13.37 - $16.59 | 914,684 | 1.6 | $15.41 | 914,684 | $15.41 |
| $20.78 - $25.72 | 1,677,928 | 3.6 | 24.80 | 1,677,928 | 24.80 |
| $32.33 - $35.96 | 1,908,294 | 5.3 | 35.12 | 1,664,450 | 35.00 |
| $36.00 - $46.17 | 2,066,852 | 5.2 | 41.84 | 2,006,685 | 41.78 |
| $46.55 - $51.04 | 3,385,048 | 7.9 | 47.02 | 1,312,987 | 46.90 |
| | 9,952,806 | | $37.01 | 7,576,734 | $34.23 |

These tables include 551,346 outstanding and 421,594 exercisable stock options held by life insurance agents. These are five year options with most vesting based on future production and forfeitures have been much higher than on other options. They are expensed upon vesting in accordance with SFAS 123.

The fair value was estimated at grant date using a Black-Scholes option pricing model with the following weighted-average assumptions for 2002, 2001 and 2000: risk-free interest rates of 5.0%, 5.2% and 6.7%; volatility factors of the expected market price of the Company's common stock of 0.22, 0.22 and 0.20; and a weighted-average expected life of the options of 7.9 years for 2002, 8.1 years for 2001 and 8.6 years for 2000. Dividends were assumed to increase by 10% annually.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's stock options have characteristics significantly different from those of traded options, and changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not provide a reliable single measure of the fair value of the options.

## NOTE 12. STATUTORY FINANCIAL INFORMATION

The Company's life insurance subsidiaries prepare financial statements on the basis of statutory accounting practices (SAP) prescribed or permitted by the insurance departments of their states of domicile. Prescribed SAP includes the Accounting Practices and Procedures Manual of the National Association of Insurance Commissioners (NAIC) as well as state laws, regulations and administrative rules. Permitted SAP encompasses all accounting practices not so prescribed. None of the life insurance subsidiaries utilize permitted practices in the preparation of their statutory financial statements.

The principal differences between SAP and GAAP are: 1) policy acquisition costs are expensed as incurred under SAP, but are deferred and amortized under GAAP; 2) the value of business acquired is not capitalized under SAP but is under GAAP; 3) amounts collected from holders of universal life-type and annuity products are recognized as premiums when collected under SAP, but are initially recorded as contract deposits under GAAP, with cost of insurance recognized as revenue when assessed and other contract charges recognized over the periods for which services are provided; 4) the classification and carrying amounts of investments in certain securities are different under SAP than under GAAP; 5) the criteria for providing asset valuation allowances, and the methodologies used to determine the amounts thereof, are different under SAP than under GAAP; 6) the timing of establishing certain reserves, and the methodologies used to determine the amounts thereof, are different under SAP than under GAAP; and 7) certain assets are not admitted for purposes of determining surplus under SAP.

Effective January 1, 2001, the NAIC revised the Accounting Practices and Procedures Manual in a process referred to as Codification. The domiciliary states of the Company's insurance subsidiaries have adopted the provisions of the revised manual with certain exceptions. Codification has changed, to some extent, prescribed statutory accounting practices and resulted in changes to the accounting practices that the Company's insurance subsidiaries use to prepare their statutory basis financial statements. The effect of the adoption of Codification was to increase statutory surplus by $42 in 2001, primarily through the addition of deferred income taxes.

A comparison of net income and statutory capital and surplus of the life insurance subsidiaries determined on the basis of SAP to net income and stockholder's equity of these life insurance subsidiaries on the basis of GAAP is as follows:

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| **Statutory Accounting Practices** | | | |
| Net income for the year ended December 31 | $ 240 | $ 353 | $ 561 |
| Statutory capital and surplus as of December 31 | $1,555 | $1,547 | $1,529 |
| **Generally Accepted Accounting Principles** | | | |
| Net income for the year ended December 31 | $ 323 | $ 400 | $ 577 |
| Stockholder's equity as of December 31 | $4,023 | $3,720 | $3,561 |

Prior to its acquisition, Guarantee converted from a mutual form to a stock life company. In connection with that conversion, Guarantee agreed to segregate certain assets to provide for dividends on participating policies using dividend scales in effect at the time of the conversion, providing that the experience underlying such scales continued. The assets, including revenue therefrom, allocated to the participating policies will accrue solely to the benefit of those policies. The assets and liabilities relating to these participating policies amounted to $336 and $364 at December 31, 2002 and $342 and $369 at December 31, 2001. The excess of liabilities over the assets represents the total estimated future earnings expected to emerge from these participating policies.

Risk-Based Capital ("RBC") requirements promulgated by the NAIC require life insurers to maintain minimum capitalization levels that are determined based on formulas incorporating credit risk, insurance risk, interest rate risk and general business risk. As of December 31, 2002, the life insurance subsidiaries' adjusted capital and surplus exceeded their authorized control level RBC.

The insurance statutes of the states of domicile limit the amount of dividends that the life insurance subsidiaries may pay annually without first obtaining regulatory approval. Generally, the limitations are based on a combination of statutory net gain from operations for the preceding year, 10% of statutory surplus at the end of the preceding year, and dividends and distributions made within the preceding twelve months. Depending on the timing of payments, approximately $114 of dividends could be paid to the ultimate parent by the life insurance subsidiaries in 2003 without regulatory approval.

Some states require life insurers to maintain a certain value of securities on deposit with the state in order to conduct business in that state. Our insurance subsidiaries had securities totaling $27 million on deposit with various states in 2002 and 2001.

## NOTE 13. INCOME TAXES

Income taxes reported are as follows:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2002 | 2001 | 2000 |
| Current expense | $238 | $222 | $215 |
| Deferred expense | (3) | 41 | 62 |
| Cumulative effect of change in accounting for derivative instruments | — | 1 | — |
| Total income tax expense | $235 | $264 | $277 |

A reconciliation of the federal income tax rate to the Company's effective income tax rate follows:

| | Year ended December 31, | | |
|---|---|---|---|
| | 2002 | 2001 | 2000 |
| Federal income tax rate | 35.0% | 35.0% | 35.0% |
| Reconciling items: | | | |
| Tax exempt interest and dividends received deduction | (1.4) | (0.8) | (1.0) |
| Other decreases, net | (0.5) | (1.2) | — |
| Effective income tax rate | 33.1% | 33.0% | 34.0% |

The tax effects of temporary differences that result in significant deferred tax assets and deferred tax liabilities are as follows:

| | December 31, | |
|---|---|---|
| | 2002 | 2001 |
| Deferred tax assets: | | |
| Difference in policy liabilities | $402 | $380 |
| Obligation for postretirement benefits | 6 | 6 |
| Deferred compensation | 4 | 25 |
| Differences in investment basis | (24) | — |
| Other deferred tax assets | 45 | 87 |
| Gross deferred tax assets | 433 | 498 |
| Deferred tax liabilities: | | |
| Net unrealized gains on securities | 327 | 221 |
| Deferral of policy acquisition costs and value of business acquired | 407 | 355 |
| Deferred gain recognition for income tax purposes | 16 | 16 |
| Differences in investment bases | — | 23 |
| Depreciation differences | 18 | 15 |
| Other deferred tax liabilities | 50 | 159 |
| Gross deferred tax liabilities | 818 | 789 |
| Net deferred income tax liability | $385 | $291 |

Federal income tax returns for all years through 1994 are closed. The Internal Revenue Service has examined tax years 1995, 1996, 1997 and 1998, and assessments totaling $33.5 million have been proposed. The assessments pertain to issues related to timing differences between tax accounting and accounting principles generally accepted in the United States. The Company has contested the proposed assessments. The 1999 tax year is currently under examination by the Internal Revenue Service, and no assessments have been proposed to date.

In the opinion of management, recorded income tax liabilities adequately provide for these pending assessments as well as all remaining open years.

Under prior federal income tax law, one-half of the excess of a life insurance company's income from operations over its taxable investment income was not taxed, but was set aside in a special tax account designated as "Policyholders' Surplus." The Company has approximately $107 of untaxed "Policyholders' Surplus" on which no payment of federal income taxes will be required unless it is distributed as a dividend, or under other specified conditions. No related deferred tax liability has been recognized for the potential tax, which would approximate $37 million.

## NOTE 14. RETIREMENT BENEFIT PLANS

### Pension Plans

The Company and its subsidiaries have defined benefit pension plans, which are funded through group annuity contracts with JP Life. The assets of the plans are those of the related contracts, and are primarily held in separate accounts of JP Life. Information regarding pension plans is as follows:

| | Year Ended December 31, | |
|---|---|---|
| | 2002 | 2001 |
| Change in benefit obligation: | | |
| Benefit obligation at beginning of year | $267 | $240 |
| Service cost | 11 | 12 |
| Interest cost | 20 | 19 |
| Actuarial loss | 42 | 16 |
| Benefits paid | (18) | (20) |
| Benefit obligation at end of year | 322 | 267 |
| Change in plan assets: | | |
| Fair value of assets at beginning of year | 361 | 385 |
| Actual return on plan assets | (13) | (3) |
| Transfer in | 1 | (1) |
| Benefits paid | (18) | (20) |
| Fair value of assets at end of year | 331 | 361 |
| Funded status of the plans | 9 | 94 |
| Unrecognized net gain | 9 | (80) |
| Unrecognized transition net asset | (4) | (6) |
| Unrecognized prior service cost | 1 | 4 |
| Prepaid benefit cost | $ 15 | $ 12 |

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2002 | 2001 | 2000 |
| Weighted-average assumptions as of December 31: | | | |
| Discount rate | 6.8% | 7.0% | 7.5% |
| Expected return on plan assets | 8.0% | 8.0% | 8.0% |
| Rate of compensation increase | 4.0% | 5.0% | 5.5% |
| Components of net periodic benefit cost: | | | |
| Service cost, benefits earned during the year | $ 11 | $ 12 | $ 11 |
| Interest cost on projected benefit obligation | 20 | 19 | 19 |
| Expected return on plan assets | (30) | (30) | (27) |
| Net amortization and deferral | (4) | (5) | (6) |
| Benefit cost | $ (3) | $ (4) | $ (3) |

### Other Postretirement Benefit Plans

The Company sponsors contributory health care and life insurance benefit plans for eligible retired employees, qualifying retired agents and certain surviving spouses. The Company contributes to a welfare benefit trust from which future benefits will be paid. The Company accrues the cost of providing postretirement benefits other than pensions during the employees' active service period. The non-pension postretirement expense was $2 in 2002, and $1 in 2001 and 2000.

### Defined Contribution Plans

Defined contribution retirement plans cover most employees and full time agents. The Company matches a portion of participant contributions and makes profit sharing contributions to a fund that acquires and holds shares of the Company's common stock. Most plan assets are invested under a group variable annuity contract issued by JP Life. Expenses were $4, $4 and $3 during 2002, 2001 and 2000.

## NOTE 15. REINSURANCE

The insurance subsidiaries attempt to reduce exposure to significant individual claims by reinsuring portions of certain individual life insurance policies and annuity contracts written. They reinsure the portion of an individual life insurance risk in excess of their retention, which ranges from $0.4 to $2.0 for various individual life and annuity products. They also attempt to reduce exposure to losses that may result from unfavorable events or circumstances by reinsuring certain levels and types of accident and health insurance risks underwritten. They assume portions of the life and accident and health risks underwritten by certain other insurers on a limited basis, but amounts related to assumed reinsurance are not significant to the consolidated financial statements.

JPFIC reinsures 74% of the Periodic Payment Annuities (PPA) and 100% COLI and Affiliated credit insurance business written prior to 1995 with affiliates of Household International, Inc. on a coinsurance basis. Balances are settled monthly, and the reinsurers compensate JPFIC for administrative services related to the reinsured business. The amount due from reinsurers in the consolidated balance sheets includes $889 and $914 due from the Household affiliates at December 31, 2002 and 2001.

Assets related to the reinsured PPA and COLI business have been placed in irrevocable trusts formed to hold the assets for the benefit of JPFIC and are subject to investment guidelines which identify (1) the types and quality standards of securities in which new investments are permitted, (2) prohibited new investments, (3) individual credit exposure limits and (4) portfolio characteristics. Household has unconditionally and irrevocably guaranteed, as primary obligor, full payment and performance by its affiliated reinsurers. JPFIC has the right to terminate the PPA and COLI reinsurance agreements by recapture of the related assets and liabilities if Household does not take a required action under the guarantee agreements within 90 days of a triggering event.

JPFIC has the option to terminate the PPA and COLI reinsurance agreements on the seventh anniversary of the acquisition, by recapturing the related assets and liabilities at an agreed-upon price or their then current fair values as independently determined.

As of December 31, 2002 and 2001, JPFIC had reinsurance recoverable of $79 and $81 from a single reinsurer, pursuant to a 50% coinsurance agreement. JPFIC and the reinsurer are joint and equal owners in $144 and $162 of securities and short-term investments as of December 31, 2002 and 2001, 50% of which is included in investments in the accompanying consolidated balance sheets.

Reinsurance contracts do not relieve an insurer from its primary obligation to policyholders. Therefore, the failure of a reinsurer to discharge its reinsurance obligations could result in a loss to the subsidiaries. The subsidiaries regularly evaluate the financial condition of their reinsurers and monitor concentrations of credit risk related to reinsurance activities. No credit losses have resulted from the reinsurance activities of the subsidiaries during the three years ended December 31, 2002.

The effects of reinsurance on total premiums and other considerations and total benefits are as follows:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2002 | 2001 | 2000 |
| Premiums and other considerations, before effect of reinsurance ceded | $1,758 | $1,601 | $1,571 |
| Less premiums and other considerations ceded | 194 | 177 | 206 |
| Net premiums and other considerations | $1,564 | $1,424 | $1,365 |
| Benefits, before reinsurance recoveries | $2,360 | $2,024 | $1,922 |
| Less reinsurance recoveries | 361 | 228 | 262 |
| Net benefits | $1,999 | $1,796 | $1,660 |

## NOTE 16. SEGMENT INFORMATION

The Company has five reportable segments, which are defined based on the nature of the products and services offered: Individual Products, Annuity and Investment Products (AIP), Benefit Partners, Communications, and Corporate and Other. The Benefit Partners segment was created in the first quarter of 2000, as a result of the acquisition of Guarantee. Within the Individual Products segment, the Company offers a wide array of individual life insurance products including variable life insurance. AIP offers both fixed and variable annuities, as well as other investment products. As mentioned above, Benefit Partners offers group non-medical products such as term life, disability and dental insurance to the employer marketplace. Various insurance and investment products are currently marketed to individuals and businesses in the United States. The Communications segment consists principally of radio and television broadcasting operations located in strategically selected markets in the Southeastern and Western United States, and sports program production. The Corporate and Other segment includes activities of the parent company and passive investment affiliates, surplus of the life insurance subsidiaries not allocated to other reportable segments including earnings thereon, financing expenses on Corporate debt and debt securities including Capital Securities, federal and state income taxes not otherwise allocated to other reportable segments, and all of the Company's realized gains and losses. Surplus is allocated to the Individual Products, AIP, and Benefit Partners reportable segments based on risk-based capital formulae which give consideration to asset/liability and general business risks, as well as the Company's strategies for managing those risks. Various distribution channels and/or product classes related to the Company's individual life, annuity and investment products and group insurance have been aggregated in the Individual Products, AIP, and Benefit Partners reporting segments.

The segments are managed separately because of the different products, distribution channels and marketing strategies each employs. The Company evaluates performance based on several factors, of which the primary financial measure is reportable segment results, which excludes realized gains and losses. The accounting policies of the business segments are the same as those described in Note 2. Substantially all revenue is derived from sales in the United States, and foreign assets are not material. The following table summarizes financial information of the reportable segments:

| | December 31, 2002 | December 31, 2001 |
|---|---|---|
| **Assets** | | |
| Individual Products | $16,671 | $16,155 |
| AIP | 9,397 | 8,765 |
| Benefit Partners | 909 | 791 |
| Communications | 204 | 202 |
| Corporate & other | 3,428 | 3,083 |
| Total assets | $30,609 | $28,996 |

| | Year Ended December 31, 2002 | 2001 | 2000 |
|---|---|---|---|
| **Revenues** | | | |
| Individual Products | $1,822 | $1,721 | $1,684 |
| AIP | 686 | 647 | 629 |
| Benefit Partners | 698 | 602 | 537 |
| Communications | 208 | 195 | 206 |
| Corporate & other | 88 | 99 | 80 |
| | 3,502 | 3,264 | 3,136 |
| Realized investment gains, before tax | (22) | 66 | 102 |
| Total revenues, before cumulative effect of change in accounting principle | $3,480 | $3,330 | $3,238 |
| **Total reportable segment results and reconciliation to net income available to common stockholders** | | | |
| Individual Products | $ 293 | $ 295 | $ 287 |
| AIP | 80 | 75 | 78 |
| Benefit Partners | 48 | 44 | 33 |
| Communications | 40 | 34 | 41 |
| Corporate & other | 4 | 20 | 6 |
| Total reportable segment results, before cumulative effect of change in accounting principle | 465 | 468 | 445 |
| Realized investment gains/(losses), net of tax | (15) | 44 | 67 |
| Net income available to common stockholders, before cumulative effect of change in accounting principle | 450 | 512 | 512 |
| Cumulative effect of change in accounting for derivative instruments, net of income taxes | — | 1 | — |
| Net income available to common stockholders | $ 450 | $ 513 | $ 512 |

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2002 | 2001 | 2000 |
| **Net investment income (expense)** | | | |
| Individual Products | $ 924 | $ 877 | $ 840 |
| AIP | 577 | 530 | 482 |
| Benefit Partners | 60 | 55 | 51 |
| Communications | (3) | (4) | (5) |
| Corporate & other | 65 | 75 | 62 |
| Total net investment income | $1,623 | $1,533 | $1,430 |
| **Amortization of deferred policy acquisition costs and value of business acquired** | | | |
| Individual Products | $ 167 | $ 144 | $ 158 |
| AIP | 38 | 38 | 46 |
| Benefit Partners | 81 | 55 | 57 |
| Amortization reflected in total reportable segment results | 286 | 237 | 261 |
| Amortization on realized investment (losses) gains | 5 | (1) | (2) |
| Amortization of deferred policy acquisition costs and value of business acquired | $ 291 | $ 236 | $ 259 |
| **Income tax expense (benefit)** | | | |
| Individual Products | $ 158 | $ 158 | $ 153 |
| AIP | 43 | 41 | 42 |
| Benefit Partners | 26 | 24 | 18 |
| Communications | 26 | 22 | 27 |
| Corporate & other | (11) | (4) | 2 |
| Total operating income tax expense | 242 | 241 | 242 |
| Income tax (benefit) expense on realized investment gains | (7) | 22 | 35 |
| Total income tax expense | $ 235 | $ 263 | $ 277 |

The Company allocates depreciation expense to Individual Products, AIP and Benefit Partners, but the related fixed assets are contained in the Corporate and Other segment.

## NOTE 17. OTHER COMPREHENSIVE INCOME

The components of other comprehensive income, along with related tax effects, are as follows:

| | Unrealized Gains on Available-for-Sale Securities | Derivative Financial Instruments Gains/(Losses) | Total |
|---|---|---|---|
| **Balance at December 31, 1999** | $266 | $— | $266 |
| Unrealized holding gains arising during period, net of $128 tax expense | 237 | — | 237 |
| Less: reclassification adjustment | | | |
| Gains realized in net income, net of $85 tax expense | 158 | — | 158 |
| **Balance at December 31, 2000** | 345 | — | 345 |
| Unrealized holding gains arising during period, net of $64 tax expense | 118 | — | 118 |
| Change in fair value of derivatives, net of $2 tax expense | — | 4 | 4 |
| Less: reclassification adjustment | | | |
| Gains realized in net income, net of $28 tax expense | 53 | — | 53 |
| **Balance at December 31, 2001** | 410 | 4 | 414 |
| Unrealized holding gains arising during period, net of $104 tax expense | 193 | — | 193 |
| Change in fair value of derivatives, net of $5 tax expense | — | 9 | 9 |
| Less: reclassification adjustment | | | |
| Gains realized in net income, net of $3 tax expense | 6 | — | 6 |
| **Balance at December 31, 2002** | $597 | $13 | $610 |

## NOTE 18. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying values and fair values of financial instruments as of December 31 are summarized as follows:

| | 2002 | | 2001 | |
|---|---|---|---|---|
| | Carrying Value | Fair Value | Carrying Value | Fair Value |
| **Financial Assets** | | | | |
| Debt securities available for sale | $16,465 | $16,465 | $14,128 | $14,128 |
| Debt securities held to maturity | 3,036 | 3,225 | 3,339 | 3,378 |
| Equity securities available for sale | 409 | 409 | 511 | 511 |
| Mortgage loans | 3,294 | 3,608 | 3,094 | 3,254 |
| Policy loans | 909 | 1,010 | 911 | 1,011 |
| Derivative financial instruments | 18 | 18 | 10 | 10 |
| **Financial Liabilities** | | | | |
| Annuity contract liabilities in accumulation phase | 7,622 | 7,295 | 6,837 | 6,585 |
| Commercial paper and revolving credit borrowings | 453 | 453 | 297 | 297 |
| Exchangeable Securities | — | — | 150 | 150 |
| Securities sold under repurchase agreements | 499 | 499 | 292 | 292 |
| Capital Securities | 300 | 300 | 300 | 309 |

The fair values of cash, cash equivalents, balances due on account from agents, reinsurers and others, and accounts payable approximate their carrying amounts in the consolidated balance sheets due to their short-term maturity or availability. Assets and liabilities related to separate accounts are reported at fair value in the consolidated balance sheets.

The fair values of debt and equity securities and derivative financial instruments have been determined from nationally quoted market prices and by using values supplied by independent pricing services and discounted cash flow techniques.

The fair value of the mortgage loan portfolio has been estimated by discounting expected future cash flows using the interest rate currently offered for similar loans.

The fair value of policy loans outstanding for traditional life products has been estimated using a current risk-free interest rate applied to expected future loan repayments projected based on historical repayment patterns. The fair values of policy loans on universal life-type and annuity products approximate carrying values due to the variable interest rates charged on those loans.

Annuity contracts do not generally have defined maturities. Therefore, fair values of the liabilities under annuity contracts, the carrying amounts of which are included with policyholder contract deposits in the consolidated balance sheets, are estimated to equal the cash surrender values of the contracts.

The fair values of commercial paper and revolving credit borrowings approximate their carrying amounts due to their short-term nature. Similarly, the fair value of the liability for securities sold under repurchase agreements approximates its carrying amount, which includes accrued interest.

The fair value of the Capital Securities was determined based on market quotes for the securities.

## NOTE 19. COMMITMENTS AND CONTINGENT LIABILITIES

The Company routinely enters into commitments to extend credit in the form of mortgage loans and to purchase certain debt instruments for its investment portfolio in private placement transactions. The fair value of outstanding commitments to fund mortgage loans and to acquire debt securities in private placement transactions, which are not reflected in the consolidated balance sheet, approximates $73 at December 31, 2002.

The Company leases electronic data processing equipment and field office space under noncancelable operating lease agreements. The lease terms generally range from three to five years. Neither annual rent nor future rental commitments are significant.

In connection with a previous acquisition, the Company acquired a closed block of business that was financed by a loan program collateralized by pledged mutual fund shares of the Company's policyholders. In late 1997, the acquired company entered into an agreement with an unaffiliated third party that provides for the initial and periodic purchase of the majority of its collateralized loans receivable. This agreement is renewable on an annual basis. If the agreement is not renewed, JP can issue debt to fund the amounts or terminate the entire program. The amount of loans outstanding at December 31, 2002 was $16. JP has no other off balance sheet arrangements of a financing nature.

JPCC has commitments for purchases of syndicated television programming and commitments on other contracts, and future sports programming rights as of December 31, 2001. The Company also has commitments to sell a portion of the sports programming rights to other entities, over the same period. They are as follows:

| | Commitments | Revenues | Net |
|---|---|---|---|
| 2003 | $ 57 | $ 25 | $ 32 |
| 2004 | 57 | 26 | 31 |
| 2005 | 52 | 26 | 26 |
| 2006 | 47 | 26 | 21 |
| 2007 | 45 | 28 | 17 |
| Thereafter | 160 | 127 | 33 |
| Total | $418 | $258 | $160 |

These commitments are not reflected as an asset or liability in the accompanying consolidated balance sheet because the programs are not currently available for use.

The Company and certain life insurance subsidiaries have been defendants in two separate proposed class action suits. The plaintiffs' fundamental claim in the first suit is that policy illustrations were misleading to consumers. The second suit alleges that a predecessor company, decades ago, unfairly discriminated in the sale of certain small face amount life insurance policies, and unreasonably priced these policies. In 2002, the Company increased its litigation accrual by $23.1 taking into consideration the status of pending litigation for class action suits and other cases. On March 10, 2003, the Company announced that a North Carolina judge had authorized us to send a notice to participating class policyholders that an agreement had been reached with plaintiff's counsel to settle one of the existing class action suits. In the settlement, the Company has denied any wrongdoing but believes that the settlement provides benefits to the policyholder class, and to the Company by resolving and eliminating the need for corporate resources to be spent on a lawsuit that has been pending for seven years. In the second suit, management believes that the Company's practices have complied with state insurance laws and intends to vigorously defend the claims asserted.

In the normal course of business, the Company and its subsidiaries are parties to various lawsuits. Because of the considerable uncertainties that exist, the Company cannot predict the outcome of pending or future litigation. However, management believes that the resolution of pending legal proceedings will not have a material adverse effect on the Company's financial position or liquidity, although it could have a material adverse effect on the results of operations for a specific period.

JEFFERSON PILOT FINANCIAL

1903 ♦ 2003

*A Century of Excellence*

JEFFERSON PILOT FINANCIAL
1903 • 2003
A Century of Excellence

100 North Greene Street
Greensboro, North Carolina 27401
www.jpfinancial.com